As filed with the Securities and Exchange Commission on September __, 2006
Registration No. 333- 113821
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Post-Effective Amendment No. 2 to
FORM SB-2
Registration Statement Under The Securities Act of 1933

APPLIED NEUROSOLUTIONS, INC.
(Exact name of Registrant as specified in its Charter)

Delaware	3900	39-1661164
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification No.)
50 Lakeview Parkway, Suite 111 Vernon Hills, IL 60061 (847) 573-8000 (Address and telephone number of registrants principal executive offices and principal place of business)		David Ellison Chief Financial Officer 50 Lakeview Parkway, Suite 111 Vernon Hills, IL 60061 (847) 573-8000 (Name, address and telephone number of agent for service)
Copies to:
ADAM EILENBERG, ESQ.
Ehrenreich Eilenberg & Krause LLP
11 East 44th St., 17th Floor
New York, New York 10017
Telephone: (212) 986-9700

Approximate date of proposed sale to public: From time to time after the effectiveness of the registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per security	Proposed maximum aggregate offering price(1)	Amount of Registration fee(5)
Common Stock, par value $0.0025	42,940,714	$0.37(2)	$15,888,064	$2,013.02
Common Stock, par value $0.0025	47,084,795(3)	$0.30(4)	$14,125,439	$1,789.69
Common Stock, par value $0.0025	1,000,000(3)	$0.20(4)	$200,000	$25.34
Total	91,025,509		$30,213,503	$3,828.05

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.
(2)  Pursuant to Rule 457(c), calculated upon the basis of the average of the bid and asked prices of the common stock, as quoted through the over-the-counter bulletin board, on March 18, 2004, a date within five days of the original filing date of this Registration Statement.
(3) Represents the number of shares that may be sold by the selling security holders following the exercise of a warrant.
(4) Pursuant to Rule 457(g), calculated based upon the exercise price of the warrants held by the selling security holders.
(5) Registration fee has been previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these Securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

EXPLANATORY NOTE: THIS POST EFFECTIVE AMENDMENT NO. 2 TO FORM SB-2 IS BEING FILED TO UPDATE THE RESPECTIVE HOLDINGS OF CERTAIN SELLING SECURITY HOLDERS IN THE TABLE UNDER THE CAPTION “SELLING SECURITY HOLDERS.” CERTAIN OTHER INFORMATION INCLUDED HEREIN HAS ALSO BEEN UPDATED

SUBJECT TO COMPLETION DATED, SEPTEMBER ___, 2006

APPLIED NEUROSOLUTIONS, INC.

42,940,714 shares of common stock
48,084,795 shares issuable upon exercise of warrants

This prospectus relates to the disposition by the selling security holders listed on page 14 or their transferees, of up to 42,940,714 shares of our common stock already issued and outstanding and 48,084,795 shares of our common stock issuable upon the exercise of warrants held by the selling security holders. We will receive no proceeds from the disposition of already outstanding shares of our common stock by the selling security holders. We will receive proceeds of $0.30 per share from the exercise of any of the 47,084,795 warrants, and $0.20 per share from the exercise of any of the 1,000,000 warrants.

For a description of the plan of distribution of the shares, please see page 16 of this prospectus.

Our common stock is included for quotation on the over-the-counter bulletin board under the symbol "APNS." The closing bid price for the common stock on August 15, 2006 was $0.24 per share.

The securities offered hereby involve a high degree of risk. Please read the "Risk factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

Our principal executive offices are located at 50 Lakeview Parkway, Suite 111, Vernon Hills, Illinois 60061. Our telephone number is (847) 573-8000.

The date of the prospectus is September________, 2006.

TABLE OF CONTENTS

Prospectus Summary Information..........................................................................................................................	5
Risk Factors...............................................................................................................................................................	6
Use of Proceeds........................................................................................................................................................	15
Selling Security Holders...........................................................................................................................................	15
Plan of Distribution...................................................................................................................................................	23
Legal Proceedings.....................................................................................................................................................	24
Directors, Executive Officers, Promoters and Control Persons..........................................................................	25
Security Ownership of Certain Beneficial Owners and Management...............................................................	26
Description of Securities..........................................................................................................................................	27
Interest of Named Experts and Counsel................................................................................................................	31
Disclosure of Commission Position of Indemnification for Securities Act Liabilities....................................	31
Organization Within Last Five Years.....................................................................................................................	32
Description of Business...........................................................................................................................................	32
Management’s Discussion and Analysis or Plan of Operation........................................................................	41
Description of Property............................................................................................................................................	52
Certain Relationships and Related Transactions.................................................................................................	52
Market for Common Equity and Related Stockholder Matters..........................................................................	52
Executive Compensation..........................................................................................................................................	56
Where You Can Find Additional Information......................................................................................................	57
Financial Statements.................................................................................................................................................	59
Indemnification of Directors and Officers.............................................................................................................	83
Other Expenses of Issuance and Distribution......................................................................................................	83
Recent Sales of Unregistered Securities................................................................................................................	83
Exhibits.......................................................................................................................................................................	85
Undertaking...............................................................................................................................................................	88
Signatures..................................................................................................................................................................	89

You should rely only on the information contained in this prospectus. We have not, and the selling security holders have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling security holders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. In this prospectus, "Applied NeuroSolutions", “APNS”, “the Company”, "we", "us" and "our" refer to Applied NeuroSolutions, Inc., a Delaware company, unless the context otherwise requires.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements including the notes thereto, appearing elsewhere in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision.

Company Summary

We are Applied NeuroSolutions, Inc. (“APNS”), a development stage biopharmaceutical company. We had two wholly-owned operating subsidiaries, which we dissolved during 2004. The assets of these dissolved subsidiaries were transferred to us.

One of the wholly-owned operating subsidiaries we dissolved was Molecular Geriatrics Corporation ("MGC"), a development stage biopharmaceutical company incorporated in November 1991, with operations commencing in March 1992, to develop diagnostics to detect, and therapeutics to treat, Alzheimer's disease (“AD”).

The other wholly-owned operating subsidiary we dissolved was Hemoxymed Europe, SAS, a development stage biopharmaceutical company incorporated in February 1995 to develop therapies aimed at improving tissue oxygenation by increasing oxygen release from hemoglobin to provide therapeutic value to patients with serious, although unmet or underserved, medical needs. We are not currently funding the development of this technology.

In partnership with a team of distinguished scientists at Albert Einstein College of Medicine (“AECOM”), we are primarily engaged in the research and development of diagnostics and novel therapeutic targets for the treatment of Alzheimer's disease in humans. Alzheimer’s disease is the most common cause of dementia among people age 65 and older. Dementia is the loss of memory, reason, judgment and language to such an extent that it interferes with a person’s daily life and activities. Currently it is estimated that four million people in the U.S. have Alzheimer’s disease and the national cost of caring for people with Alzheimer’s is thought to be $100 billion annually.

We are subject to risks and uncertainties common to small cap biotech companies, including competition from larger, well capitalized entities, patent protection issues, availability of funding and government regulations. We have experienced significant operating losses since our inception. As of December 31, 2005, we had an accumulated deficit of approximately $41.2 million. We expect to incur operating losses over the next several years as our research and development efforts and pre-clinical and clinical testing activities continue. We need to raise additional capital to continue our operations beyond August 2006.

In December 2004, we announced a non-exclusive license agreement with bioMérieux, S.A., a leading international diagnostics group, with the aim of bringing to market on a worldwide basis what is expected to be the first definitive biologic test for the diagnosis of AD. The licensing agreement, including all milestones, can be worth in excess of $5 million in milestone payments, plus substantial annual royalties. There can be no assurances that any milestones will be achieved or that we will receive any additional payments from this agreement. The agreement granted bioMérieux an option to further evaluate our technology before going forward. While the option period was extended and we are currently strategizing a plan for moving forward, we believe it is unlikely that a suitable collaborative research agreement will be completed.

We are developing a second-generation, serum-based diagnostic test to detect Alzheimer’s disease that will be easier to perform and less expensive to use. In January 2006, we entered into a research agreement with Nanosphere, Inc., a nanotechnology-based molecular diagnostics company, to assist us in the development of a second-generation diagnostic test for AD.

We are currently evaluating our options to maximize the value of our diagnostic technology, including evaluating out-licensing opportunities.

We are also involved in the discovery and development of novel therapeutic targets for the treatment of Alzheimer’s disease based upon a unique theory developed by Peter Davies, Ph.D., the Company’s founding scientist and the Burton P. and Judith Resnick Professor of Alzheimer’s Disease Research at AECOM. As a result of Dr. Davies’ research, we are involved in the discovery a unique therapeutic target that may represent a common intracellular phosphorylation pathway leading to the development of abnormal, destructive brain structures characteristic of AD.

We currently have no approved products on the market and have not received any commercial revenues from the sale or license of any products.

Key Facts of the Offering
Shares of common stock being registered	42,940,714
Total shares of common stock outstanding as of the date of this prospectus	94,591,625
Number of shares of common stock issuable upon the exercise of warrants	48,084,795
Total proceeds raised by us from the disposition of the common stock by the selling security holders or their transferees
We will receive no proceeds from the disposition of already outstanding shares of our common stock by the selling security holders or their transferees.

We will receive proceeds of up to $14,325,439 from the exercise of all the 48,084,795 warrants covered by this registration statement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form SB-2 contains forward-looking statements. For this purpose, any statements contained in this Form SB-2 that are not statements of historical fact may be deemed to be forward-looking statements. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "continue" or the negative of these similar terms. In evaluating these forward-looking statements, you should consider various factors, including those listed below under the heading "Risk Factors". The Company's actual results may differ significantly from the results projected in the forward-looking statements. The Company assumes no obligation to update forward-looking statements.

RISK FACTORS

Investing in us entails substantial risks. Factors that could cause or contribute to differences in our actual results include those discussed in the following section. You should consider carefully the following risk factors, together with all of the other information included in this prospectus. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of our common stock.

We need to raise capital by January 2007 in order to continue operations.

As of July 31, 2006, we had only $735,000 of cash on hand. Since we do not expect to generate significant revenues from operations in 2006, we will be required to raise additional capital in financing transactions in order to satisfy our expected cash expenditures. We expect to raise such additional capital by selling shares of our capital stock or by borrowing money. However, such additional capital may not be available to us at acceptable terms or at all. Further, if we sell additional shares of our capital stock, your ownership position in our Company will be subject to dilution. In the event that we are unable to obtain additional capital, we may be forced to reduce our operating expenditures or to cease operations altogether.

We have had net losses for each of the years ended December 31, 2005 and 2004 and for the six months ended June 30, 2006, and we have an accumulated deficit of $41.2 million as of December 31, 2005. Since the financial statements for each of these periods were prepared assuming that we would continue as a going concern, in the view of our independent auditors, these conditions raise substantial doubt about our ability to continue as a going concern. Furthermore, since we do not expect to generate any significant revenues for the foreseeable future, our ability to continue as a going concern depends, in large part, on our ability to raise additional capital through equity or debt financing transactions. If we are unable to raise additional capital, we may be forced to discontinue our business.

We are a development stage company without any products currently in clinical trials

We are a development stage company. Our development of a diagnostic product which detects Alzheimer’s disease utilizing cerebrospinal fluid (CSF) has completed the pre-clinical stage. Our other potential products and technologies are early in the research and development phase, and product revenues may not be realized from the sale of any such products for at least the next several years, if at all. Many of our proposed products will require significant additional research and development efforts prior to any commercial use, including extensive preclinical and clinical testing as well as lengthy regulatory approval. There can be no assurances that our research and development efforts will be successful, that our potential products will prove to be safe and effective in clinical trials or that we will develop any commercially successful products. We currently have no approved products on the market and have not received any commercial revenues from the sale or license of any products.

We have a history of operating losses and expect to sustain losses in the future

We have experienced significant operating losses since our inception. As of December 31, 2005, we had an accumulated deficit of approximately $41.2 million. We expect to incur operating losses over the next several years as our research and development efforts and pre-clinical and clinical testing activities continue. Our ability to achieve profitability depends in part upon our ability, alone or with or through others, to raise additional capital to execute our business plan, to successfully commercialize our approved products, to complete development of our other proposed products, to obtain required regulatory approvals and to manufacture and market our products.

We need to raise additional capital by January 2007, however, we may not be able to raise such financing or we may only be able to raise capital on unfavorable terms

Our operations to date have consumed substantial amounts of cash. Our development of our technologies and potential products will require substantial funds to conduct the costly and time-consuming activities necessary to research, develop and optimize our technologies, and ultimately, to establish manufacturing and marketing capabilities. Our future capital requirements will depend on many factors, including:

•	continued scientific progress in the research and development of our technologies;
•	our ability to establish and maintain collaborative arrangements with others for product development;
•	progress with pre-clinical and clinical trials;
•	the time and costs involved in obtaining regulatory approvals;
•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
•	competing technological and market developments;
•	changes in our existing research relationships; and
•	effective product commercialization activities and arrangements.

We anticipate our cash balances as of June 30, 2006, coupled with bridge loan funding received in July 2006 and anticipated funds to be received from operations, will be adequate to fund operations through January 2007. We will need additional funding prior to January 2007 to cover operations, to expand our therapeutic program and to fund the majority of the remaining clinical costs for the CSF-based diagnostic as well as clinical costs of any additional products in development. If additional funding is not obtained, we will not be able to fund clinical costs of any programs, and we will have to minimize or eliminate our therapeutic program, and possibly discontinue all our product development and/or operations. Management and the Board of Directors are currently evaluating options to maximize the value of the Company’s diagnostic technology, including evaluating out-licensing opportunities. We intend to seek additional funding through private and/or public financing or through collaborative or other arrangements with corporate partners, however, there is no assurance that additional funding will be available for us to finance our operations on acceptable terms, or at all. This would have a material adverse effect on our operations and our prospects. We are currently evaluating all areas of our operations to eliminate, reduce and/or defer costs to allow our current cash balances to last longer.

We face extensive governmental regulation and any failure to comply could prevent or delay product approval or cause the disallowance of our products after approval

The U.S. Food and Drug Administration, and comparable agencies in foreign countries, impose many requirements on the introduction of new drugs and biologics through lengthy and detailed clinical testing procedures, and other costly and time consuming compliance procedures relating to manufacture, distribution, advertising, pricing and marketing of pharmaceutical products. These requirements make it difficult to estimate when any of our products in development will be available commercially, if at all.

Diagnostic products have a different path to marketing clearance than that for pharmaceutical products. Diagnostic regulatory studies generally proceed in two steps, a proof of principle clinical study and a validation study. Given the rapidly changing regulatory environment, it is uncertain whether we will be able to market our diagnostic kits for Alzheimer’s disease under these regulatory categories, or obtain final FDA approval for a kit for specific claims. Clinical trials for diagnostic products, including the FDA submission and approval process, generally take two to three years to complete.

Even if we successfully enroll patients in clinical trials for our diagnostic or therapeutic products, setbacks are a common occurrence in clinical trials. These set backs often include:

•	Failure to comply with the regulations applicable to such testing may delay, suspend or cancel our clinical trials,
•	The FDA might not accept the test results,
•
The FDA, or any comparable regulatory agency in another country, may suspend clinical trials at any time if it concludes that the trials expose subjects participating in such trials to unacceptable health risks,

•	Human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies, and
•	The data derived from clinical trials may be unsuitable for submission to the FDA or other regulatory agencies.

We cannot predict with certainty when we might submit any of our proposed products currently under development for regulatory review. Once we submit a proposed product for review, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain such approvals, our business may be adversely affected. If we fail to comply with regulatory requirements, either prior to approval or in marketing our products after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in:

•	product recalls or seizures;
•	fines and penalties;
•	injunctions;
•	criminal prosecution;
•	refusals to approve new products and withdrawal of existing approvals; and
•	enhanced exposure to product liabilities.

Our technologies are subject to licenses and termination of the licenses would seriously harm our business

We have exclusive licenses with Albert Einstein College of Medicine ("AECOM") covering virtually all of our Alzheimer's disease technology, including all our AD related diagnostic and therapeutic products currently in development. We depend on these licensing arrangements to maintain rights to our products under development. These agreements require us to make payments and satisfy performance obligations in order to maintain our rights. The agreements also generally require us to pay royalties on the sale of products developed from the licensed technologies, fees on revenues from sublicensees, where applicable, and the costs of filing and prosecuting patent applications. The agreements require that we commit certain sums annually for research and development of the licensed products. We are currently in compliance with our license agreements, however, we will need to raise additional capital in order to meet our obligations to AECOM. If we fail to raise sufficient funds, and consequently default on our obligations to AECOM, our licenses could terminate, and we could lose the rights to our proprietary technologies. Such a loss would have a material adverse effect on our operations and prospects.

The demand for diagnostic products for Alzheimer’s disease may be limited because there is currently no cure or effective therapeutic products to treat the disease

Since there is currently no cure or therapy that can stop the progression of Alzheimer’s disease, the market acceptance and financial success of a diagnostic technology capable of detecting Alzheimer’s disease may be limited. As a result, even if we successfully develop a safe and effective diagnostic technology for identifying this disease, its commercial value might be limited.

The value of our research could diminish if we cannot protect, enforce and maintain our intellectual property rights adequately

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes, and where possible, we actively pursue both domestic and foreign patent protection for our proprietary products and technologies. Our success will depend in part on our ability to obtain and maintain patent protection for our technologies and to preserve our trade secrets. When patent protection is available, it is our policy to file patent applications in the United States and selected foreign jurisdictions. We currently hold and maintain 12 issued United States patents and various related foreign patents. One of the issued United States patents is for our Alzheimer's diagnostic technology, eight of the issued United States patents are for our Alzheimer's therapeutic technology and three of the issued United States patents are for our blood oxygenation technology. One of the issued AD patents is assigned to AECOM and is licensed to the Company, eight of the issued AD patents are assigned to the Company, and the three blood oxygenation patents are assigned to the Company. We currently have eight patent applications filed, four have Alzheimer's diagnostic applications, three have Alzheimer's therapeutic applications, and one has both Alzheimer's diagnostic and therapeutic applications. The patents are both owned by us and subject to our license agreements with AECOM. The issued United States Alzheimer's technology patents expire between 2014 and 2019. No assurance can be given that our issued patents will provide competitive advantages for our technologies or will not be challenged or circumvented by competitors. With respect to already issued patents, there can be no assurance that any patents issued to us will not be challenged, invalidated, circumvented or that the patents will provide us proprietary protection or a commercial advantage. We also rely on trade secrets and proprietary know-how which we seek to protect, in part, through confidentiality agreements with employees, consultants, collaborative partners and others. There can be no assurance that these agreements will not be breached.

The ability to develop our technologies and to commercialize products will depend on avoiding patents of others. While we are aware of patents issued to competitors, we are not aware of any claim of patent infringement against us, except as described in the following two paragraphs. Any such future claims concerning us infringing patents and proprietary technologies could have a material adverse effect on our business. In addition, litigation may also be necessary to enforce any of our patents or to determine the scope and validity of third-party proprietary rights. There can be no assurance that our patents would be held valid by a court of competent jurisdiction. We may have to file suit to protect our patents or to defend use of our patents against infringement claims brought by others. Because we have limited cash resources, we may not be able to afford to pursue or defend against litigation in order to protect our patent rights.

In March 2004 we were notified by email from Innogenetics, a Belgian biopharmaceutical company involved in specialty diagnostics and therapeutic vaccines, that it believes the CSF diagnostic test we have been developing uses a monoclonal antibody that is encompassed by the claims of two U.S. patents it owns. In that email, Innogenetics also referred to another U.S. patent which was recently granted to Innogenetics and which is directed to a method for the differential diagnosis of Alzheimer’s disease from other neurological diseases. Innogenetics believes this latter patent also claims the CSF diagnostic test we are developing. Innogenetics also informed us that it could be amenable to entering into a licensing arrangement or other business deal with APNS regarding its patents.

We have reviewed the two monoclonal antibody patents with our patent counsel on several occasions prior to receipt of the email from Innogenetics and subsequent to the receipt of the email. Based on these reviews, we believe that our CSF diagnostic test does not infringe the claims of these two Innogenetics patents. Similarly, we do not believe our activities have infringed or will infringe the rights of Innogenetics under this third patent, and we would seek either to negotiate a suitable arrangement with them or vigorously contest any claim of infringement. If we were unable to reach a mutually agreeable arrangement with Innogenetics, we may be forced to litigate the issue. Expenses involved with litigation may be significant, regardless of the ultimate outcome of any litigation. An adverse decision could prevent us from marketing a future diagnostic product and could have a material adverse impact on our Company. We are currently in discussion with Innogenetics concerning some form of a potential business relationship.

We also rely on trade secrets and unpatentable know-how that we seek to protect, in part, by confidentiality agreements with our employees, consultants, suppliers and licensees. These agreements may be breached, and we might not have adequate remedies for any breach. If this were to occur, our business and competitive position would suffer. None of our employees, scientific advisors or collaborators has any rights to publish scientific data and information generated in the development or commercialization of our products without our approval. Under the license agreements with us, AECOM has a right to publish scientific results relating to the diagnosis of AD and precursor or related conditions in scientific journals, provided, that AECOM must give us pre-submission review of any such manuscript to determine if it contains any of our confidential information or patentable materials.

We face large competitors and our limited financial and research resources may limit our ability to develop and market new products

The biotechnology and pharmaceutical markets generally involve rapidly changing technologies and evolving industry standards. Many companies, both public and private, are developing products to diagnose and to treat Alzheimer’s disease. Most of these companies have substantially greater financial, research and development, manufacturing and marketing experience and resources than we do. As a result, our competitors may more rapidly develop effective diagnostic products as well as therapeutic products that are more effective or less costly than any product that we may develop.

We also face competition from colleges, universities, governmental agencies and other public and private research institutions. These competitors are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. Some of these technologies may compete directly with the technologies being developed by us. Also, these institutions may also compete with us in recruiting highly qualified scientific personnel.

We lack manufacturing capability and we must rely on third party manufacturers to produce our products, giving us limited control over the quality of our products and the volume of products produced

While we have internally manufactured the reagents and materials necessary to conduct our preclinical activities related to our diagnostic product, we do not currently have any large scale manufacturing capability, expertise or personnel and expect to rely on outside manufacturers to produce material that will meet applicable standards for validation clinical testing of our products and for larger scale production if marketing approval is obtained.

While we are in discussions with a contract manufacturer, we do not have any manufacturing agreements. We cannot assure that any outside manufacturer we select will perform suitably or will remain in the contract manufacturing business, in which instances we would need to find a replacement manufacturer or develop our own manufacturing capabilities. If we are unable to do so, our ability to obtain regulatory approval for our products could be delayed or impaired. Our ability to market our products could also be affected by the failure of our third party manufacturers or suppliers to comply with the good manufacturing practices required by the FDA and foreign regulatory authorities.

We lack marketing and sales staff to sell our products and we must rely on third parties, such as large pharmaceutical companies, to sell and market our products, the cost of which may make our products less profitable for us

We do not have marketing and sales experience or personnel. As we currently do not intend to develop a marketing and sales force, we will depend on arrangements with corporate partners or other entities for the marketing and sale of our proposed products. We do not currently have any agreements with corporate partners or other entities to provide sales and marketing services. We may not succeed in entering into any satisfactory third-party arrangements for the marketing and sale of our proposed products, or we may not be able to obtain the resources to develop our own marketing and sales capabilities. The failure to develop those capabilities, either externally or internally, will adversely affect future sales of our proposed products.

We are dependent on our key employees and consultants, who may not readily be replaced

We are highly dependent upon the principal members of our management team, especially Peter Davies, Ph.D., the scientific founder, John F. DeBernardis, Ph.D., President and Chief Executive Officer, as well as our other officers and directors. On July 19, 2006, we announced that Dr. DeBernardis has decided to step down as CEO, and will step down as CEO when a new CEO is in place. It is anticipated that Dr. DeBernardis will remain with the Company after a new CEO is named. Our consulting agreements with Dr. Davies were renewed until November 2008, and we have employment agreements with Dr. DeBernardis, Daniel Kerkman, Ph.D., Vice President of R & D, and David Ellison, Chief Financial Officer and Corporate Secretary, through October 31, 2007. We do not currently maintain key-man life insurance and the loss of any of these persons' services, and the resulting difficulty in finding sufficiently qualified replacements, would adversely affect our ability to develop and market our products and obtain necessary regulatory approvals.

Our success also will depend in part on the continued service of other key scientific and management personnel, namely Daniel J. Kerkman, Ph.D., Vice President of R&D, and David Ellison, Chief Financial Officer and Corporate Secretary and our ability to identify, hire and retain additional staff. We face intense competition for qualified employees and consultants. Large pharmaceutical companies and our competitors which have greater resources and experience than we have can, and do, offer superior compensation packages to attract and retain skilled personnel. As a result, we may have difficulty retaining such employees and consultants because we cannot match the packages offered by such competitors and large pharmaceutical companies, and we may have difficulty attracting suitable replacements.

We expect that our potential expansion into areas and activities requiring additional expertise, such as clinical trials, governmental approvals, contract and internal manufacturing and sales and marketing, will place additional requirements on our management. We expect these demands will require an increase in management and scientific personnel and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel or to develop such expertise could materially adversely affect prospects for our success.

We use hazardous materials in our research and that may subject us to liabilities in excess of our resources

Our research and development involves the controlled use of hazardous materials such as acids, caustic agents, flammable solvents and carcinogens. Although we believe that our safety procedures for handling and disposing of hazardous materials comply in all material respects with the standards prescribed by government regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result. Although we have insurance coverage for third-party liabilities of this nature, such liability beyond this insurance coverage could exceed our resources. Our insurance for hazardous materials liabilities has a deductible of $5,000 and a cap on coverage for damages of $250,000. There can be no assurance that current or future environmental or transportation laws, rules, regulations or policies will not have a material adverse effect on us.

Potential product liability claims against us could result in reduced demand for our products or extensive damages in excess of insurance coverage

The use of our products in clinical trials or from commercial sales will expose us to potential liability claims if such use, or even their misuse, results in injury, disease or adverse effects. We intend to obtain product liability insurance coverage before we initiate clinical trials for our therapeutic products. This insurance is expensive and insurance companies may not issue this type of insurance when needed. Any product liability claim resulting from the use of our diagnostic test in our clinical study, even one that was not in excess of our insurance coverage or one that is meritless, could adversely affect our ability to complete our clinical trials or obtain FDA approval of our product., which could have a material adverse effect on our business.

The healthcare reimbursement environment is uncertain and our customers may not get significant insurance reimbursement for our products, which could have a materially adverse affect on our sales and our ability to sell our products

Recent efforts by governmental and third-party payors, including private insurance plans, to contain or reduce the costs of health care could affect the levels of revenues and profitability of pharmaceutical and biotechnology products and companies. For example, in some foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government control. Pricing constraints on our potential products could negatively impact revenues and profitability.

In the United States and elsewhere, successful commercialization of our products will depend in part on the availability of reimbursement to the consumer using our products from third-party health care payors. Insufficient reimbursement levels could affect our ability to realize an appropriate return on our investment in product development. Third-party health care payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. If we succeed in bringing one or more products to market, and the government or third-party payors fail to provide adequate coverage or reimbursement rates for those products, it could reduce our product revenues and profitability.

We must rely on third party relationships to develop, produce and market our product without which we will fail

We do not possess all the resources necessary to complete the development, clinical testing, manufacturing, marketing and commercialization of our diagnostic and therapeutic products and we will need to obtain such resources from third parties. In order to obtain such resources, we will need to enter into collaborations with corporate partners, licensors, licensees and possibly relationships with third parties from whom we will outsource these resources. Our success may depend on obtaining such relationships. This business strategy is to utilize the expertise and resources of third parties in a number of areas including:

•	performing various activities associated with pre-clinical studies and clinical trials
•	preparing submissions seeking regulatory approvals
•	manufacture of kits and solutions
•	sales and marketing of our products

This strategy of reliance on third party relationships creates risks to us by placing critical aspects of our business in the hands of third parties, who we may not be able to control as effectively as our own personnel. We cannot be sure that any present or future collaborative agreements will be successful. If these third parties do not perform in a timely and satisfactory manner, we may incur additional costs and lose time in our development and clinical programs as well as commercializing our products. To the extent we choose not to, or are not able to, establish such arrangements, we could experience increased capital requirements.

We do not have the ability to conduct all facets of our clinical trials independently. We intend to rely on clinical investigators and third-party clinical research organizations to perform a significant portion of these functions. There can be problems with using third party clinical research organizations such as:

•	we are not able to locate acceptable contractors to run this portion of our clinical trials
•	we can not enter into favorable agreements with them
•	third parties may not successfully carry out their contractual duties
•	third parties may not meet expected deadlines

If any of these problems occur, we will be unable to obtain required approvals and will be unable to commercialize our products on a timely basis, if at all.

We must enroll a sufficient number of participants in our clinical trials and generate clinical data that shows our products are safe and effective in order to obtain regulatory approval which is necessary to market our products

In order to sell our products, we must receive regulatory approval to market our products. Before obtaining regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through pre-clinical studies and clinical trials that the product is safe and effective for use in each target indication. If our products fail in clinical trials, this may have a significant negative impact on our company.

In addition, the results from pre-clinical testing and early clinical trials may not be predictive of results obtained in later clinical trials. There can be no assurance that our clinical trials will demonstrate sufficient safety and effectiveness to obtain regulatory approvals. The completion rate of our clinical trials is dependent on, among other factors, the patient enrollment rate. Patient enrollment is a function of many factors including:

•	patient population size
•	the nature of the protocol to be used in the trial
•	patient proximity to clinical sites
•	eligibility criteria for the study

We believe our planned procedures for enrolling patients are appropriate. However, delays in patient enrollment would increase costs and delay ultimate sales, if any, of our products.

We may experience delays, limitations and other problems in obtaining regulatory approval for our products

The regulatory process takes many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are subject to varying interpretations that could delay, limit or prevent regulatory agency approval. We may also encounter delays or rejections based on changes in regulatory agency policies during the period in which we develop our products and/or the period required for review of any application for regulatory agency approval of a particular product. Delays in obtaining regulatory agency approvals will make the projects more costly and adversely affect our business.

We have filed with the FDA a Pre-Investigational Device Exemption (“Pre-IDE”) application with respect to our CSF-based diagnostic test and we had our Pre-IDE meeting with the FDA. It is uncertain when we will file a Pre-IDE for our serum-based diagnostic test. We have not filed any Investigation New Drug (“IND”) with respect to our AD therapeutic in discovery, and the timing of such filing in the future is uncertain.

If the FDA grants approval for a drug or device, such approval may limit the indicated uses for which we may market the drug or device and this could limit the potential market for such drug or device. Furthermore, if we obtain approval for any of our products, the marketing and manufacture of such products remain subject to extensive regulatory requirements. Even if the FDA grants approval, such approval would be subject to continual review, and later discovery of unknown problems could restrict the products future use or cause their withdrawal from the market. Failure to comply with regulatory requirements could, among other things, result in:

•	fines
•	suspension of regulatory approvals
•	operating restrictions and criminal prosecution.

In order to market our products outside of the United States, we must comply with numerous and varying regulatory requirements of other countries regarding safety and quality. The approval procedures vary among countries and can involve additional product testing and administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries includes all of the risks associated with obtaining FDA approval detailed above. Approval by the FDA does not ensure approval by the regulatory authorities of other countries.

In addition, many countries require regulatory agency approval of pricing and may also require approval for the marketing in such countries of any drugs or devices we develop. We cannot be certain that we will obtain any regulatory approvals in other countries and the failure to obtain such approvals may materially adversely affect our business.

Our stock price may fluctuate significantly due to reasons unrelated to our operations, our products or our financial results, and because we must raise additional funds by August 2006, our stock price may decrease if we have to issue a large number of shares of common stock to raise funds

Stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating performance or new product or service announcements. Broad market fluctuations, earnings and other announcements of other companies, general economic conditions or other matters unrelated to us or our operations and outside our control also could affect the market price of the Common Stock. During the 2004 and 2005 fiscal years and the six-month period ended June 30, 2006, the highest price of our stock was $0.59 and the lowest price of our stock during the same period was $0.125. We have sufficient cash to last through January 2007, and will need to raise additional funds prior to January 2007. In order to raise additional funds, we may have to sell a significant number of shares of our common stock and/or warrants exercisable to purchase shares of our common stock. While the inflow of additional funds may cause our stock price to increase, the prospect of issuing, or actual issuance of, a substantial number of additional shares of common stock may cause our stock price to decrease.

Our share price may decline due to a large number of shares of our common stock eligible for sale in the public markets

As of July 31, 2005, we had outstanding 94,561,625 shares of Common Stock, without giving effect to shares of Common Stock issuable upon exercise of (i) warrants issued in the February 2004 Offering exercisable for 42,004,795 shares of our common stock (at an exercise price of $0.30 per share), (ii) the Placement Agent's warrants exercisable for 3,170,000 shares of our common stock (at an exercise price of $0.30 per share), (iii) 13,826,125 options granted under the Company’s stock option plan and (iv) 4,912,347 other warrants previously issued (including the 922,500 warrants with an exercise price of $.0025 issued to the investors who purchased the 12% senior unsecured notes from us in July 2006). Of such outstanding shares of Common Stock, all are freely tradable, except for any shares held by our "affiliates" within the meaning of the Securities Act (officers, directors and 10% security holders), which shares will be subject to the resale limitations of Rule 144 promulgated under the Securities Act.

We have not paid any dividends and do not anticipate paying dividends in the foreseeable future

A predecessor of Applied NeuroSolutions liquidated most of its assets and paid a dividend to its shareholders in August 2001. We have not paid cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Investors who require dividend income should not rely on an investment in our common stock to provide such dividend income. Potential income to investors in our common stock would only come from any rise in the market price of our common stock, which is uncertain and unpredictable.

A limited market for our common stock and "Penny Stock" rules may make buying or selling our common stock difficult

Our common stock presently trades in the over-the-counter market on the OTC Bulletin Board. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, our securities. In addition, our common stock is subject to the penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. The SEC regulations generally define a penny stock to be an equity that has a market price of less than $5.00 per share, subject to certain exceptions. Unless an exception is available, those regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). In addition, the broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. Moreover, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to transactions prior to sale. Regulations on penny stocks could limit the ability of broker-dealers to sell our common stock and thus the ability of purchasers of our common stock to sell their shares in the secondary market.

Our internal controls may not be adequate

Although we have performed an internal review of our controls and procedures and deemed them to be effective, Section 404 of the Sarbanes Oxley Act of 2002 (“Section 404”) requires significant additional procedures and review processes. Section 404 requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-KSB for the year ending December 31, 2007. In addition, our independent auditors must report on management’s evaluation of those controls. The additional costs associated with this process may be significant. Our internal controls under Section 404 may not be adequate. We are beginning the process of documenting and testing our system of internal controls to provide the basis for our report. However, at this time, due to ongoing evaluation and testing, no assurance can be given that there may not be significant deficiencies or material weaknesses that would be required to be reported.

USE OF PROCEEDS

We will not receive any proceeds from the disposition of the shares of common stock by the selling security holders or their transferees. We may receive proceeds up to $14,325,439 upon the exercise of all the warrants. As we cannot predict when or if we will receive such proceeds, we expect to use these proceeds, if received, for working capital purposes, which shall be allocated to projects or needs of the Company at such time. The proceeds received from the securities sold in the Offering were intended to be used to advance our various programs, including clinical development of our most advanced programs. The additional proceeds we could receive from the exercise of the warrants have not yet been earmarked for any specific use beyond working capital needs because there is no certainty that we will ever receive proceeds from the exercise of the warrants.

SELLING SECURITY HOLDERS

We are registering shares of our common stock purchased by investors in our 2004 private placement offering, the shares of our common stock issuable upon the exercise of warrants purchased by those investors in the same offering, the shares of our common stock purchased by bridge loan holders upon conversion of outstanding convertible promissory loans, including accrued interest, the shares of our common stock issuable upon the exercise of warrants purchased by the bridge loan holders, the shares of our common stock issuable upon the warrants issued to the placement agent and sub-agents engaged in our 2004 private placement, and the shares of common stock issuable upon the exercise of certain warrants previously issued by us to investors and consultants.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

Each of the selling security holders (i) purchased the securities covered by this prospectus in the ordinary course of business, and (ii) at the time of purchase of such securities, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

Other than the costs of preparing this prospectus and a registration fee to the SEC, we are not paying any costs relating to the sales by the selling security holders.

Selling Stockholder	Common Stock Beneficially Owned Before Offering (1)	Shares of Common Stock Being Offered in the Offering (1)	Common Stock Beneficially Owned After Offering (1)	Percent After Offering
Charles Abramovitz (2)	400,000	400,000	0	*
Eric Berger (2)	200,000	200,000	0	*
Douglas G. Liu 6801 Wolf Creek Court Columbia, Maryland	300,000	300,000	0	*
Roy D. Mittman (2)	200,000	200,000	0	*
James R. Porter (2)	200,000	200,000	0	*
Mohammad S. Rahman One SW Columbia, Suite 850 Portland, Oregon	535,000	500,000	35,000	*
Larry Roher and Deborah Hessel-Roher One Gracewood Drive Manhasset, New York	380,000	380,000	0	*
Steven M. Sack 135 East 57th Street 12th Floor New York, New York	715,000	560,000	155,000	*
Jay Solan and Sandra Solan 15 Mohawk Drive Westbury, New York	1,200,000	1,200,000	0	*

Selling Stockholder	Common Stock Beneficially Owned Before Offering (1)	Shares of Common Stock Being Offered in the Offering (1)	Common Stock Beneficially Owned After Offering (1)	Percent After Offering
Scott Ziegler 570 Lexington Avenue 44th Floor New York, New York	200,000	200,000	0	*
High Peak Ltd. (3) 57 Dartmouth Park Road London NW5 1SL UK	100,000	100,000	0	*
Arbuthnot SIPP A/C SE Sanbar (4) 57 Dartmouth Park Road London NW5 1SL UK	200,000	200,000	0	*
Edward J. Sisk (2)	160,000	160,000	0	*
Alpha Capital AG (5) Pradatant 7 Furstentums 9490 Vaduz, Liechtenstein Germany	1,000,000	1,000,000	0	*
Nathan Sugerman (2)	100,000	100,000	0	*
Bruce and Janet Allen Joint Revocable Trust dated July 31, 2003 (6) 83 Idlewood Road San Francisco, California	665,000	665,000	0	*
G. Richard Hicks (2)	200,000	200,000	0	*
The O'Hara Family Trust (7) 1621 Ocean Front Street San Diego, California	240,000	240,000	0	*
Guerrilla Partners, L.P.(8) 247 Park Avenue New York, New York 10017	395,000	395,000	0	*
Guerrilla IRA Partners, L.P. (9) 247 Park Avenue New York, New York	395,000	395,000	0	*
Odin Partners (10) 237 Park Avenue New York, New York	740,000	740,000	0	*
Erik Franklin 534 Penaki Road Denville, New Jersey	500,000	500,000	0	*
Q Capital Investment Partners, L.P. (11) 2 Executive Drive Fort Lee, New Jersey	1,500,000	1,500,000	0	*
Castle Creek Healthcare Partners, LLC (12) 111 West Jackson Blvd. Suite 2020 Chicago, Illinois	1,000,000	1,000,000	0	*
Steven Epstein (2)	360,000	360,000	0	*
Wells Family Revocable Living Trust (13) 22 Battery Street Suite 800 San Francisco, California	270,000	270,000	0	*
American Health Care Fund, L.P. (14) 2748 Adeline Berkeley, California	760,000	760,000	0	*
Vincent Smith c/o Quest Software 800 Irvine Center Drive Irvine, California	1,400,000	1,400,000	0	*

Selling Stockholder	Common Stock Beneficially Owned Before Offering (1)	Shares of Common Stock Being Offered in the Offering (1)	Common Stock Beneficially Owned After Offering (1)	Percent After Offering
Marshall Senk P.O. Box 824 Corona Del Mar, California	320,000	300,000	20,000	*
J. Leroy Thompson, Jr. 126 Via Monte Walnut Creek, California	320,000	320,000	0	*
MicroCapital Fund, L.P.(15) 201 Post Street San Francisco, California	3,392,757	3,392,757	0	*
MicroCapital Fund, Ltd. (16) 201 Post Street San Francisco, California	1,602,943	1,602,943	0	*
Samuel Gerald Birin 46 Barrington Drive Bedford, New Hampshire	600,000	600,000	0	*
The Timken Living Trust (17) 7 Mercury Avenue Tiburon, California	800,000	800,000	0	*
My Dang 7135 South Durango Drive Las Vegas, Nevada	400,000	400,000	0	*
Robert T. Lempert (2)	100,000	100,000	0	*
Ronald Leong 75 27th Avenue San Francisco, California	200,000	200,000	0	*
Kenneth G. Cala 425 Sheffield Road Alameda, California	331,000	331,000	0	*
Adam Hershey (2)	800,000	800,000	0	*
Hutchinson Family Trust (18) 1059 Bryant Way Sunnyvale, California	50,000	50,000	0	*
The Bolloten Family Trust (19) 3039 Ryan Avenue Santa Clara, California	50,000	50,000	0	*
Gregory Bolloten 3811 Anza Street San Francisco, California	2,258,417	2,258,417	0	*
John Coulthurst 1990 Marin Avenue Berkeley, California	80,000	80,000	0	*
Joan M. Hammond (2)	100,000	100,000	0	*
J. Paul Irvin (2)	60,000	60,000	0	*
William C. Irvin Revocable Trust (20) 1641 Wild Azalea Lane Athens, Georgia	200,000	200,000	0	*
David M. Spada, IRA (2)	100,000	100,000	0	*
Clarion Capital Corporation (21) 1801 East 9th Street, Suite 1120 Cleveland, Ohio	1,200,000	1,200,000	0	*
Samuel and Jennifer Skinner 2000 Trust (22) 505 Sansome Street San Francisco, California	100,000	100,000	0	*

Selling Stockholder	Common Stock Beneficially Owned Before Offering (1)	Shares of Common Stock Being Offered in the Offering (1)	Common Stock Beneficially Owned After Offering (1)	Percent After Offering
Samuel D. Skinner IRA (23) 505 Sansome Street San Francisco, California	232,000	200,000	32,000	*
Omicron Master Trust (24) 810 Seventh Avenue, 39th Floor New York, New York	1,000,000	1,000,000	0	*
Jam Capital Assoc. LLC (25) c/o Leonard D. Pearlman 112 West 56th Street Suite 20S New York, New York	100,000	100,000	0	*
John Peter Christensen (2)	400,000	400,000	0	*
Jonathan Heller Money Purchase Plan (26) 775 Bryant Street Woodmere, New York	100,000	100,000	0	*
Jerome Heller (2)	100,000	100,000	0	*
Benjamin Family Trusts (27)	7,464,762	5,189,572	2,275,190	2.5%
Central Yeshiva (28) 418 Avenue I Brooklyn, New York	0	0	0	*
David Baker (2)	936,434	388,074	548,360	*
George Rohr (2)	1,412,657	1,412,657	0	*
Harry J. Blumenthal, Jr. (2)	546,984	453,277	93,707	*
Howard P. Milstein (2)	3,759,955	2,271,852	1,488,103	1.6%
Joshua Schein (2)	2,264,840	745,120	1,519,720	1.6%
Judson Cooper (2)	1,869,084	224,550	1,644,534	1.8%
Kevin Eilian (2)	642,895	642,895	0	*
Lee Schlesinger (2)	472,394	435,402	36,992	*
Leon Khoury, Jr. (2)	424,712	172,478	252,234	*
Louis Zauderer (2)	524,993	324,993	200,000	*
Richard Lipsey (2)	242,569	214,410	28,159	*
Richard Stone (29)*** c/oBluegrass Growth Fund, L.P. 122 E. 42nd St, Suite 2606 New York, New York	4,656,439	1,042,299	3,614,140	3.8%
Theofania Merkos (2)	10,000	10,000	0	*
Marcia Kucher (2)	5,160	5,000	160	*
Jeffrey Steingarten (2)	100,000	50,000	50,000	*
Smithfield Fiduciary LLC (30) 9 West 57th Street, 27th Floor New York, New York	1,158,507	1,158,507	0	*
Sunrise Securities** (31) 135 East 57th St., 11th Floor New York, NY	800,000	800,000	0	*
Equity Communications, LLC (32) 1512 Grand Avenue Suite 200 Santa Barbara, California	1,000,000	1,000,000	0	*
Virtual Concepts Corp. (33) 15335 Morrison Street Suite 301 Sherman Oaks, California	0	0	0	*

Selling Stockholder	Common Stock Beneficially Owned Before Offering (1)	Shares of Common Stock Being Offered in the Offering (1)	Common Stock Beneficially Owned After Offering (1)	Percent After Offering
Michael Marrale*** 43 Kensington Circle North Hills, New York	400,000	400,000	0	*
David Roffe (2)	100,000	100,000	0	*
Christopher Basta*** 18 Peppermill Lane Dix Hills, New York	200,000	200,000	0	*
Harry Gruszecki 269-27D Grand Central Parkway Floral Park, New York	300,000	300,000	0	*
John Mon 16903 Harbour Town Drive Silver Spring, Maryland	50,000	50,000	0	*
Michael Palin and Dean Palin 235 Park Avenue South New York, New York 10003	800,000	800,000	0	*
Brosig 2000 Family Revocable Trust (34)	160,000	160,000	0	*
Sachs Investing Company (35) 155 East 55th Street New York, New York	300,000	300,000	0	*
Thomas Lackovic (2)	160,000	160,000	0	*
Special Situations Private Equity Fund LP (36) 153 East 53rd Street New York, New York	9,325,000	9,325,000	0	*
Moors & Cabot, Inc.** (37) 505 Sansome Street San Francisco, California	1,629,600	1,629,600	0	*
MCC Securities** (38) 575 Madison Avenue New York, New York	784,000	784,000	0	*
SW Bach & Co.** (39) Two Expressway Plaza Suite 200 Roslyn Heights, New York	517,600	517,600	0	*
CK Cooper & Co.** (40) 18300 Von Karman Avenue Suite 440 Irvine, California	160,000	160,000	0	*
Westcap Securities** (41) 8201 Von Karman Avenue Irvine, California	28,800	28,800	0	*
* Less than 1.0%
**Registered broker-dealer
***Affiliate of a registered broker-dealer

(1)  Includes shares of common stock issuable upon the exercise of warrants, and is adjusted to reflect the sale of shares pursuant to this offering.

(2) Address is c/o Applied NeuroSolutions, Inc., 50 Lakeview Parkway, Suite 111, Vernon Hills, IL 60061

(3) S E Sanbar, director of High Peak Limited (“High Peak”), has voting, investment and dispositive power over the shares of common stock held by High Peak and the shares of common stock issuable upon the exercise of the warrants held by High Peak

(4) S E Sanbar, trustee of Arbuthnot SIPP a/c S E Sanbar (“Arbuthnot”), has voting, investment and dispositive power over the shares of common stock held by Arbuthnot and the shares of common stock issuable upon the exercise of the warrants held by Arbuthnot.

(5) Konrad Ackerman, director of Alpha Capital AG, has voting, investment and dispositive power over the shares of common stock held by Alpha Capital and the shares of common stock issuable upon the exercise of the warrants held by Alpha Capital.

(6) Bruce B. Allen, trustee of the Bruce and Janet Allen Joint Revocable Trust dated July 31, 2003 (“Allen Trust”), has voting, investment and dispositive power over the shares of common stock held by the Allen Trust and the shares of common stock issuable upon the exercise of the warrants held by the Allen Trust.

(7) Tim O’Hara, trustee of The O’Hara Family Trust (“O’Hara Trust”), has voting, investment and dispositive power over the shares of common stock held by the O’Hara Trust and the shares of common stock issuable upon the exercise of the warrants held by the O’Hara Trust.

(8) The general partners of Guerrilla Partners, L.P. (“Guerrilla”) is Guerrilla Advisors. Each of Leigh S. Curry and Peter J. Siris, each a managing director of Guerrilla Advisors, has voting, investment and dispositive power over the shares of common stock held by Guerrilla and the shares of common stock issuable upon the exercise of the warrants held by Guerrilla IRA.

(9) The general partners of Guerrilla IRA Partners, L.P. (“Guerrilla IRA”) is Guerrilla Advisors. Leigh S. Curry and Peter J. Siris, each a managing director of Guerrilla Advisors, each has voting, investment and dispositive power over the shares of common stock held by Guerrilla and the shares of common stock issuable upon the exercise of the warrants held by Guerrilla.

(10) John A. Gibbons, Jr., the managing partner of Odin Partners L.P. (“Odin”), has voting, investment and dispositive power over the shares of common stock held by Odin and the shares of common stock issuable upon the exercise of the warrants held by Odin.

(11) Erik Franklin, the general partner of Q Capital Investment Partners, L.P. (“Q Capital”), has voting, investment and dispositive power over the shares of common stock held by Q Capital and the shares of common stock issuable upon the exercise of the warrants held by Q Capital.

(12) Daniel Asher and Nathan Fischel each has voting, investment and dispositive power over the shares of common stock held by Castle Creek Healthcare Partners, LLC and the shares of common stock issuable upon the exercise of the warrants held by Castle Creek Healthcare Partners, LLC.

(13) Benjamin G. Wells, trustee of The Wells Family Revocable Living Trust (“Wells Trust”), has voting, investment and dispositive power over the shares of common stock held by the Wells Trust and the shares of common stock issuable upon the exercise of the warrants held by the Wells Trust.

(14) James D. McCamant, the general partner of American Health Care Fund, L.P. (“AHCF”) has voting, investment and dispositive power over the shares of common stock held by AHCF and the shares of common stock issuable upon the exercise of the warrants held by AHCF.

(15) The General Partner of MicroCapital Fund L.P. is MicroCapital LLC. Ian P. Ellis, the President of MicroCapital LLC, and Christoper Swenson, the Vice President of MicroCapital LLC, each has voting, investment and dispositive power over the shares of common stock held by MicroCapital L.P. and the shares of common stock issuable upon the exercise of the warrants held by MicroCapital L.P.

(16) The investment adviser to MicroCapital Fund Ltd. is MicroCapital LLC. Ian P. Ellis, the President of MicroCapital LLC, and Christoper Swenson, the Vice President of MicroCapital LLC, each has voting, investment and dispositive power over the shares of common stock held by MicroCapital Ltd. and the shares of common stock issuable upon the exercise of the warrants held by MicroCapital Ltd.

(17) William R. Timken and Judith P. Timken, trustees of The Timken Living Trust U/A/D 9/14/99, each has voting, investment and dispositive power over the shares of common stock held by The Timken Living Trust and the shares of common stock issuable upon the exercise of the warrants held by The Timken Living Trust.

(18) C.H. Hutchinson, trustee of the Hutchinson Family Trust A/CHH (“Hutchinson Trust”), has voting, investment and dispositive power over the shares of common stock held by the Hutchinson Trust and the shares of common stock issuable upon the exercise of the warrants held by the Hutchinson Trust.

(19) Betty F. Bolloten, trustee of the Bolloten Family Trust, has voting, investment and dispositive power over the shares of common stock held by the Bolloten Family Trust and the shares of common stock issuable upon the exercise of the warrants held by the Bolloten Family Trust.

(20) William C. Irvin, trustee of the William C. Irvin Revocable Trust (“Irvin Trust”), has voting, investment and dispositive power over the shares of common stock held by the Irvin Trust and the shares of common stock issuable upon the exercise of the warrants held by the Irvin Trust.

(21) Morton A. Cohen, the Chairman of Clarion Capital Corporation (“Clarion”), has voting, investment and dispositive power over the shares of common stock held by Clarion and the shares of common stock issuable upon the exercise of the warrants held by Clarion.

(22) Samuel D. Skinner, trustee of the Samuel and Jennifer Skinner 2000 Trust (“Skinner Trust”), has voting, investment and dispositive power over the shares of common stock held by the Skinner Trust and the shares of common stock issuable upon the exercise of the warrants held by the Skinner Trust.

(23) Includes 22,000 shares of common stock held by Gerado Trust.

(24) Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of the date of this prospectus, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13d-G) controls Omicron and Winchester.

(25) Leonard D. Pearlman, Manager of Jam Capital Assoc. LLC (“Jam”), has voting, investment and dispositive power over the shares of common stock held by Jam and the shares of common stock issuable upon the exercise of the warrants held by Jam.

(26) Jonathan Heller, trustee of the Jonathan Heller Money Purchase Plan (the “Heller Plan”), has voting, investment and dispositive power over the shares of common stock held by the Heller Plan and the shares of common stock issuable upon the exercise of the warrants held by the Heller Plan.

(27) Consists of 4,526,944 shares of common stock and 2,937,818 shares of common stock issuable upon the exercise of warrants held by various family trusts. The trustees of these various family trusts are U.S. Trust Company of New York, 114 W. 47th St, 8th Floor, New York, NY 10036 with respect to family trusts holding 6,762,060 shares of common stock (including shares of common stock issuable upon the exercise of warrants) and Stuart M. Benjamin, 4302 Peachway Drive, Durham, NC 27705 with respect to family trusts holding 702,702 shares of common stock (including shares of common stock issuable upon the exercise of warrants).

(28) Rabbi Joffen has voting, investment and dispositive power over the shares of common stock held by Central Yeshiva and the shares of common stock issuable upon the exercise of the warrants held by Central Yeshiva.

(29) Richard Stone served as one of our directors from 1994 until October 2005. Includes shares of common stock issuable upon the exercise of warrants and stock options previously issued to Mr. Stone.

(30) Adam Chill has voting, investment and dispositive power over the shares of common stock held by Smithfield Fiduciary LLC and the shares of common stock issuable upon the exercise of the warrants held by Smithfield Fiduciary LLC.

(31) Sunrise Securities, which is a registered broker-dealer, is an underwriter with respect to the shares of common stock held by Sunrise Securities and the shares of common stock issuable upon the exercise of the warrants held by Sunrise Securities, which are being offered for resale under this prospectus.

(32) Ira Weingarten, the managing member of Equity Communications, LLC, has voting, investment and dispositive power over the shares of common stock held by Equity Communications and the shares of common stock issuable upon the exercise of the warrants held by Equity Communications.

(33) Shelly Kraft, a director of Virtual Concepts Corp., has voting, investment and dispositive power over the shares of common stock held by Virtual Concepts Corp. and the shares of common stock issuable upon the exercise of the warrants held by Virtual Concepts Corp.

(34) Margaret J. Hook, trustee of the Brosig 2000 Family Revocable Trust (“Brosig Trust”) has voting, investment and dispositive power over the shares of common stock held by the Brosig Trust and the shares of common stock issuable upon the exercise of the warrants held by the Brosig Trust.

(35) Marvin Sachs and David Sachs, partners of Sachs Investing Co (“Sachs”), each has voting, investment and dispositive power over the shares of common stock held by Sachs and the shares of common stock issuable upon the exercise of the warrants held by Sachs.

(36) MG Advisors, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. (the “Private Equity Fund”). Austin W. Marxe and David M. Greenhouse are the principal owners of MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by MG on behalf of the Private Equity Fund.

(37) Samuel Skinner, a director of Moors & Cabot, Inc., may be deemed to have voting, investment and dispositive power over the shares of common stock held by Moors & Cabot and the shares of common stock issuable upon the exercise of the warrants held by Moors & Cabot.

(38) Daniel S. Gulick, a registered principal and managing director of MCC Securities, Inc. (“MCC”), and Ken Denos, General Counsel for MCC, each has voting, investment and dispositive power over the shares of common stock held by MCC and the shares of common stock issuable upon the exercise of the warrants held by MCC.

(39) Guy Clemente, a director of S.W. Bach & Co., may be deemed to have voting, investment and dispositive power over the shares of common stock held by S.W. Bach and the shares of common stock issuable upon the exercise of the warrants held by S.W. Bach & Co.

(40) Mikael Van Loon, a director of C.K. Cooper & Co., may be deemed to have voting, investment and dispositive power over the shares of common stock held by C.K. Cooper & Co. and the shares of common stock issuable upon the exercise of the warrants held by C.K. Cooper & Co..

(41) Thomas S. Rubin, Chief Executive Officer and majority owner of Westcap Securities, Inc. (“Westcap”) has voting, investment and dispositive power over the shares of common stock issuable upon the exercise of the warrants held by Westcap.

PLAN OF DISTRIBUTION

The selling security holders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling security holder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

Sunrise Securities, as a registered broker-dealer, is an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with the resale of our securities under this prospectus. Any commissions received by Sunrise Securities and any profit on the resale of the shares of our common stock (including the shares of common stock issuable upon the exercise of the warrants) sold by Sunrise Securities while acting as principals will be deemed to be underwriting discounts or commissions. Because it is deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, Sunrise Securities will be subject to prospectus deliver requirements.

The selling security holders may use any one or more of the following methods when disposing of shares or interests therein:

-	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

-	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

-	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

-	an exchange distribution in accordance with the rules of the applicable exchange;

-	privately negotiated transactions;

-	short sales;

-	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

-	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

-	a combination of any such methods of sale; and

-	any other method permitted pursuant to applicable law.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of the common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling security holders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling security holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of the common stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling security holders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling security holders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL PROCEEDINGS

We are not currently a party in any legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors, executive officers, and certain key scientists and advisors of the Company are as follows:

Bruce N. Barron	51	Chairman of the Board of Directors & Class I Director
John F. DeBernardis, Ph.D.	58	President, Chief Executive Officer & Class II Director
Daniel J. Kerkman, Ph.D.	54	Vice President, R & D
David Ellison	44	Chief Financial Officer & Corporate Secretary
Jay B. Langner	76	Class II Director
Michael Sorell, MD	58	Class III Director
Robert S. Vaters	45	Class III Director

Bruce N. Barron, a Class I director, has been a director of the Company since June 2004. Mr. Barron was Chairman of the Board from August 1999 until June 2006, and was Chief Executive Officer of the Company from April 1995 through September 2004. Mr. Barron is currently a partner and manager of a private equity/venture capital fund. Previously, he had been President of the Company from April 1995 to August 1999. He had also been Chief Financial Officer of the Company from September 1993 on a part-time basis and on a full-time basis from April 1994 to April 1995. Mr. Barron has been a director of ClaimForce, Inc. since February 2006. From 1989 until June 1994, Mr. Barron was a director and Vice Chairman and Chief Executive Officer of Xtramedics, Inc. and from 1988 to 1989, a Vice President of Finance, in all instances on a part-time basis. Xtramedics was merged into Athena Medical Corp. in June, 1994. From 1985 to August, 1993, Mr. Barron was a director and Vice President of Finance and Chief Financial Officer of Gynex Pharmaceuticals, Inc. in addition to serving in various other capacities, including Vice Chairman from 1988 to 1989, in all instances on a part-time basis. Gynex was acquired by BioTechnology General Corp. (now Savient Pharmaceuticals) in August, 1993. From 1985 to 1992, Mr. Barron also served as a director and part-time executive officer of Pharmatec, Inc. (now Pharmos Corp.) in various capacities including President, Chief Executive Officer, Chief Financial Officer, and Vice President. Mr. Barron was a member of the Board of Directors of Trimedyne, Inc., a publicly-traded manufacturer of lasers for use in various medical applications from 1985 until February, 2001.

John F. DeBernardis, Ph.D., a Class II director, has been President and Chief Executive Officer of the Company since October 2004 and a director since November 1995. On July 19, 2006, The Company announced Dr. DeBernardis has decided to step down as CEO, and will step down when a new CEO is in place. It is anticipated that Dr. DeBernardis will remain with the Company after a new CEO is named. Dr. DeBernardis had been the President and Chief Operating Officer from August 1999 until October 2004. He joined the Company in August 1993, as Director of Chemistry and Pharmacology, was promoted to Vice President of Discovery, and then promoted to Senior Vice President, Research and Development. He was Secretary of the Company from April 1995 to August 1999. Prior to joining the Company, Dr. DeBernardis spent sixteen years at Abbott Laboratories, where he began his career as a research chemist and progressively earned several promotions, ending with his position as the Area Head of Cardiovascular Research within the Pharmaceutical Products Division supervising an 85 person staff. During his tenure, a number of IND candidates were identified. Dr. DeBernardis received his Ph.D. degree from the University of Pittsburgh in 1974 and worked two years as an NIH postdoctoral fellow in the Department of Chemistry at MIT. He is co-author on 70 scientific publications and holds 35 U.S. patents.

Daniel J. Kerkman, Ph.D., joined the Company in August 1993 as Group Leader of Chemistry and now serves in his role of Vice President, Research. Prior to joining the Company, Dr. Kerkman spent thirteen years at Abbott Laboratories where he began his career as a research chemist initially in the cardiovascular area followed by several positions within both the immunoscience and neuroscience areas. A series of promotions ended with his position as the Project Leader in Adrenergic research within the Pharmaceutical Products Division supervising a 35 person staff. During his tenure, a number of IND candidates were identified. Dr. Kerkman received his Ph.D. degree from MIT in 1979 and worked one year as a postdoctoral fellow in the Department of Chemistry at MIT. He is co-author on more than 40 scientific publications and holds 16 U.S. patents.

Jay B. Langner, a Class II director, was appointed as a director in July 2005. Since 1985, Mr. Langner has served as the Chairman of the Board of Trustees of Montefiore Medical Center. Located in The Bronx, NY, Montefiore Medical Center is the University Hospital for the Albert Einstein College of Medicine (AECOM) and one of the largest health care systems in the United States. From 1961 to 2003, he served as Chairman and CEO of the Hudson General Corporation, which was sold to Luftansa Airlines in 1999. Mr. Langner began his career in 1954, serving as president of Langner Leasing Corporation.

Michael Sorell, MD, a Class II director, was appointed as a director in November 2004. Dr. Sorell has been a Director of Neurologix, Inc., a publicly traded biotechnology company, since September 2004 and has been the Managing Member of MS Capital since 1996. Dr. Sorell was President and CEO of Neurologix, Inc. from September 2004 to July 2006. Previous positions have included Associate of Clinical Research at Schering-Plough Corporation from 1983 to 1985; a Biotechnology and Pharmaceuticals Analyst at Morgan Stanley from 1986 to 1992 and an Emerging Growth Strategist at Morgan Stanley from 1994 to 1996; and a Portfolio Manager and Managing Member of MSX Life Sciences from 1992 to 1994. Dr. Sorell also serves as a member of the Board of Directors of SCOLR, Inc., a publicly traded drug delivery company.

Robert S. Vaters, a Class III director, has served as a director since October 2005 and was appointed Chairman of the Board in July 2006. Mr. Vaters is currently a General partner in Med Opportunity Partners, a New York based private equity firm. Previously, Mr. Vaters was Executive Vice President, Strategy and Corporate Development of Inamed Corporation from November 2004 to March 2006 after serving as Inamed's Chief Financial Officer from August 20, 2002 to November 2004. From September 2001 to August 2002, Mr. Vaters worked on a variety of private merchant banking transactions. He was Executive Vice President and Chief Operating Officer at Arbinet Holdings, Inc., a leading telecom capacity exchange from January 2001 to July 2001. He served as Chief Financial Officer at Arbinet from January 2000 to December 2000. Prior to that he was at Premiere Technologies from July 1996 through January 2000, where he held a number of senior management positions, including Executive Vice President and Chief Financial Officer, Managing Director of the Asia Pacific business based in Sydney, Australia and Chief Financial Officer of Xpedite Systems Inc., formerly an independent public company that was purchased by Premiere. Additional experience includes Senior Vice President, Treasurer of Young and Rubicam Inc., a global communications firm with operations in 64 countries. From 1995 to 1998, Mr. Vaters was also an independent board member and chairman of the audit committee of Rockford Industries, a public company providing healthcare equipment financing.

David Ellison, CPA, has been Chief Financial Officer of the Company since May, 1996 and Corporate Secretary since August, 1999. He had been Chief Financial Officer of a long-term care facility specializing in Alzheimer’s care and prior to that he was a senior manager in a Chicago-area public accounting firm.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our securities as of August ___, 2006, by (a) each person known by us to be the beneficial owner of more than 5% of any class of our securities, (b) our directors, (c) our executive officers, and (d) all directors and executive officers as a group. Except as listed below, the address of all owners listed is C/O Applied NeuroSolutions, Inc., 50 Lakeview Parkway, Suite 111, Vernon Hills, Illinois 60061. As of August ___, 2006, a total of 94,591,625 shares of our common stock was outstanding.

Name of Beneficial Owner	Amount and nature of beneficial ownership	Percent of Class(1)

Bruce N. Barron (3)	3,644,066(5)	3.7%
John F. DeBernardis, Ph.D. (2)	2,700,980(6)	2.8%
Jay B. Langner (3)	550,000(7)	*
Robert S. Vaters (3)	1,000,000(8)	1.0%
Michael Sorell, MD (3)	250,000(9)	*
Daniel J. Kerkman, Ph.D. (4)	914,926(10)	1.0%
David Ellison (4)	984,800(11)	1.0%

Special Situations Private Equity Fund, LP 153 E. 53rd Street, 55th Floor New York, NY 10022	9,325,000(12)	9.3%
Richard Stone	4,656,439(13)	4.8%
Benjamin Family Trusts	7,464,762(14)	7.7%
MicroCapital LLC 201 Post Street, Suite 1001 San Francisco, CA 94108	4,995,700 (15)	5.1%

All Directors and Officers as a group (7 persons)	10,044,772(16)	9.8%

* Less than 1.0%

(1) Based on 94,591,625 shares of common stock outstanding as of August       , 2006, plus each person's warrants or options that are
           currently exerciseable or that will become exercisable within 60 days of August       , 2006.
(2) Director and officer.
(3) Director.
(4) Officer.
(5)  Consists of 877,403 shares of common stock and 2,766,663 shares of common stock issuable upon the exercise of currently exercisable stock options.
(6)  Consists of 353,050 shares of common stock and 2,347,930 shares of common stock issuable upon the exercise of currently exercisable stock options.
(7)  Consists of 350,000 shares of common stock and 200,000 shares of common stock issuable upon the exercise of currently exercisable stock options.
(8) Consists of 1,000,000,000 shares of common stock issuable upon the exercise of currently exercisable stock options.
(9) Consists of 250,000 shares of common stock issuable upon the exercise of currently exercisable stock options.
(10)  Consists of 175,785 shares of common stock and 739,141 shares of common stock issuable upon the exercise of currently exercisable stock options.
(11)  Consists of 205,537 shares of common stock and 779,263 shares of common stock issuable upon the exercise of currently exercisable stock options.
(12) Consists of 3,325,000 shares of common stock and 6,000,000 shares of common stock issuable upon the exercise of warrants. MG Advisors, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P., (“Private Equity Fund”). Austin W. Marxe and David M. Greenhouse are the principal owners of MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by MG on behalf of the Private Equity Fund.
 (13) Consists of 2,558,476 shares of common stock, 533,206 shares of common stock issuable upon the exercise of currently exercisable stock options and 1,564,757 shares of common stock issuable upon the exercise of currently exercisable warrants.
(14) Consists of 4,526,944 shares of common stock and 2,937,818 shares of common stock issuable upon the exercise of warrants held by various family trusts. The trustees of these various family trusts are U.S. Trust Company of New York, 114 W. 47th St, 8th Floor, New York, NY 10036 with respect to family trusts holding 6,762,060 shares of common stock (including shares of common stock issuable upon the exercise of warrants) and Stuart M. Benjamin, 4302 Peachway Drive, Durham, NC 27705 with respect to family trusts holding 702,702 shares of common stock (including shares of common stock issuable upon the exercise of warrants).
(15) Consists of 1,392,757 shares of common stock and 2,000,000 shares of common stock issuable upon the exercise of warrants held by MicroCapital Fund LP and 602,943 shares of common stock and 1,000,000 shares of common stock issuable upon the exercise of warrants held by MicroCapital Fund Ltd. MicroCapital LLC is a registered investment adviser for MicroCapital Fund LP, MicroCapital Fund Ltd. and Price Trust UTA Dated 10/5/84. Ian P. Ellis controls MicroCapital LLC by virtue of being its Managing Member and a majority owner.
(16) Consists of 1,961,775 shares of common stock and 8,082,997 shares of common stock issuable upon the exercise of currently exercisable stock options.

DESCRIPTION OF SECURITIES

Under our Certificate of Incorporation, as amended, we are authorized to issue up to 200,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock. As of August 31, 2006 there were 94,591,625 shares of common stock outstanding and no shares of preferred stock outstanding.

The Company recently discovered that three prior amendments to its certificate of incorporation were approved by written consent of the stockholders. The first amendment, approved in October 2001 and filed in November 2001, increased the Company's authorized common stock from 22.4 million shares to 50 million shares, and the second amendment, approved in June 2003 and filed in September 2003, increased the authorized common stock to 200 million shares. The third amendment to the Company's certificate of incorporation was approved and filed in October 2003 to change the name of the Company to “Applied NeuroSolutions, Inc.” For each of these amendments, the Company filed an information statement and duly mailed it to stockholders 20 days prior to effective date of the stockholders' written consents becoming effective, all in accordance with the Exchange Act and its applicable rules.

In January 2006, in preparation of the proxy statement for its 2006 annual stockholders’ meeting, the Company discovered that the certificate of incorporation of its predecessor entity, Ophidian Pharmaceuticals, Inc., limited stockholders from taking action by written consent. That provision is still in effect for the Company. Consequently, the 2001 and 2003 amendments to the certificate of incorporation, while approved by the Board of Directors and approved by a majority of the then-outstanding shares of common stock in the manner described above, were technically not adopted properly under Delaware law, which in turn calls into question the status of any shares issued after such amendments. Unless the context indicates otherwise, all references in this prospectus to outstanding shares of common stock include the approximately 72,191,625 shares of the Company's common stock which the Company intended to issue after the 2001 and 2003 amendments and which are represented by outstanding stock certificates. Such shares may be deemed issued in excess of the Company's 22,400,000 authorized and outstanding shares of common stock.

To remedy this technical error, the Company was advised that the best, most practical, least time-consuming and least expensive approach would be to correct the certificate of incorporation by means of a subsidiary-parent merger approved by the stockholders, with a new “corrected” certificate of incorporation resulting from such merger. This merger is being submitted to stockholders for their approval at the Company’s annual meeting to be held on June 20, 2006.

To assure that the correction to the certificate of incorporation will be approved by stockholders at the annual meeting, thereby preserving the status quo for the Company's existing common stockholders, the Company created a new class of “super voting” Series A preferred stock, which is permitted by the “blank check” provisions of the current certificate of incorporation that was approved by the stockholders of the Company's predecessor at an annual meeting held in 1999. To strictly limit the use of this Series A preferred stock, the shares were issued solely to the members of the Company's Audit Committee, in trust for the benefit of the Company's common stockholders.

The members of the Audit Committee agreed with each other to vote the shares in favor of the curative merger transaction. This approach would ensure that the Company's certificate of incorporation, after correction, would be exactly as stockholders previously approved it on prior occasions, albeit inadvertently by means of a technically invalid method of written consent. The Company's authorized common stock under Article IV of the amended and restated certificate of incorporation will be 200 million shares. The Company has submitted a proposal to stockholders at the 2006 annual meeting to increase the authorized common stock to 400 million shares. Following the merger transaction and the correction of the certificate of incorporation to affirm the previous actions of the Company's stockholders, the Company will redeem and cancel the shares of the Series A preferred stock at nominal cost of $250.

Because the holders of the Series A preferred stock have informed the Company of their agreement with each other to vote the Series A preferred shares in favor of the Merger Agreement, the Company will continue to treat the over-issued shares of common stock in the same manner as the remaining outstanding shares of the Company's common stock. Consequently, based on the foregoing, the Company has 94,591,625 shares of the common stock outstanding as of the date of this proxy statement.

Common Stock

The holders of Common Stock are entitled to one vote for each share of such stock held of record by them, and may cumulate their votes for the election of directors. Subject to the preferences of any then-outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore, subject to the prior rights of the holders of outstanding shares of Preferred Stock. Upon our liquidation or dissolution, holders of Common Stock are entitled to receive all assets available for distribution to security holders, after payment of creditors and preferential liquidation distributions to preferred security holders, if any exist at the time of such liquidation. The Common Stock has no preemptive or other subscription rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.

Warrants

Set forth below is information concerning the various warrants issued by us to our investors, placement agents and consultants and warrants issued to consultants and former employees by our predecessor, Hemoxymed, Inc.

Warrants issued to investors, placement agents and certain consultants. From September 2003 to February 2004, we issued warrants to various investors and consultants. These warrants were issued as follows: (A) In September 2003, we issued warrants exercisable for a total of 2.1 million shares of our common stock to: Equity Communications, LLC; Richard Stone, a director of the Company; David Stone, a consultant and the brother of Richard Stone; and MCC Securities (the “September 2003 warrants”); (B) In January 2004, we issued warrants exercisable for 200,000 shares of our common stock to Equity Communications, LLC (the “ECC warrant”); (C) In February 2004, we issued warrants exercisable for a total of 32 million shares of our common stock to investors; warrants exercisable for approximately 11.5 million shares of our common stock upon the conversion of bridge loans by the holders thereof; warrants exercisable for a total of 3.2 million shares of our common stock to Moors & Cabot, Inc., the placement agent in our February 2004 private placement, and its selected dealers (collectively, the “February 2004 warrants”); (D) In February 2004 we issued warrants exercisable for 400,000 shares of our common stock to Sunrise Securities (the “Sunrise warrant”); (E) In November 2004 we issued warrants exercisable for 500,000 shares of our common stock to Equity Communications, LLC (the “November I warrant”); and (F) In November 2004 we issued warrants exercisable for 200,000 shares of our common stock to David Stone (the “November II warrant”); and (G) In November 2004 we issued warrants exercisable for 200,000 shares of our common stock to Edward Benjamin (the “November III warrant”).

The September 2003 warrants, the ECC warrant, the February 2004 warrants, the Sunrise warrant, the November I warrant, the November II warrant and the November III warrant have substantially the same terms except for the exercise price, number of shares and the exercise period. In addition, the February 2004 warrants have a call provision. These warrants are described below, with any variation in terms specifically described.

Exercise Price and Terms. The September 2003 warrants are immediately exercisable, commencing September 2003, for a five year period at exercise prices ranging from $0.15 per share to $0.20 per share. The ECC warrant is immediately exercisable, commencing January 2004, for a five-year period at an exercise price of $0.20 per share. The February 2004 warrants issued to Moors & Cabot and its selected dealers are exercisable for a five-year period, commencing February 6, 2005, at an exercise price of $0.30 per share. The other February 2004 warrants are immediately exercisable for a five-year period, commencing February 6, 2004, at an exercise price of $0.30 per share. The Sunrise warrant is immediately exercisable, commencing February 6, 2004, for a five-year period at an exercise price of $0.30 per share. The November I warrant is immediately exercisable, commencing November 4, 2004, for a five-year period at an exercise price of $0.30 per share. The November II warrant and November III warrant are immediately exercisable, commencing November 4, 2004, for a five-year period at an exercise price of $0.25 per share.

Transferability. The warrants are not listed for trading on any exchange or for quotation on any Nasdaq Market, the OTC Bulletin Board or the Pink Sheets, but are transferable.

Adjustments. The exercise price and the number of shares of our common stock issuable upon the exercise of the warrants are subject to adjustment from time to time as set forth hereinafter.

(a) Stock dividends, Stock Splits, Reclassification. If we pay a dividend or make a distribution on our common stock in shares of common stock, subdivide our outstanding shares of common stock into a greater number of shares or combine our outstanding shares of common stock into a smaller number of shares or issue by reclassification of our outstanding shares of common stock any shares of our capital stock (including any such reclassification in connection with a consolidation or merger in which we are the continuing corporation), then the number of shares of common stock issuable upon the exercise of the warrants and the exercise price then in effect shall be adjusted by us so that the holder of the warrant thereafter exercising his, her or its warrants shall be entitled to receive the number of shares of our common stock or other capital stock which the holder of the warrant would have received if the warrant had been exercised immediately prior to such event upon payment of the exercise price that has been adjusted to reflect a fair allocation of the economics of such event to the holder of the warrant.

(b) Reorganization, reclassification, consolidation, merger or sale of all or substantially all of our assets. If any capital reorganization, reclassification of our capital stock, our consolidation or merger with another corporation in which we are not the survivor, or sale, transfer or other disposition of all or substantially all of our assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each holder of warrants shall thereafter have the right to purchase and receive in lieu of shares of our common stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of shares of our common stock for which the holder’s warrants were exercisable immediately prior to such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition.

(c) Distribution of indebtedness or assets other than cash or shares of our common stock. In case we fix a payment date for the making of a distribution to all holders of common stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends or distributions for stock splits and stock dividends), or subscription rights or warrants, the exercise price then in effect will be adjusted by multiplying the exercise price in effect immediately prior to such payment date by a fraction, (x) the numerator of which shall be the total number of shares of our common stock outstanding multiplied by the market price per share of our common stock immediately prior to such payment date, less the fair market value (as determined by our Board of Directors in good faith) of the assets or evidences of indebtedness so distributed, or of related subscription rights or warrants, and (y) the denominator of which shall be the total number of shares of our common stock outstanding multiplied by such market price per share of Common Stock immediately prior to such payment date.

Call Provision. The call provision applies only to the February 2004 warrants. In the event that the closing bid price of a share of our common stock as reported on the exchange or stock market on which our common stock may then be listed or quoted equals or exceeds $1.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of the Common Stock occurring after the date hereof) for twenty (20) consecutive trading days commencing after the date of this prospectus, we, upon thirty (30) days prior written notice (the “Notice Period”) given to the holder of the warrants within one business day immediately following the end of such twenty (20) trading day period, may call the warrant, in whole but not in part, at a redemption price equal to $0.05 per share of common stock then purchasable pursuant to the warrant; provided that (i) the Company simultaneously calls all warrants that have been issued on the same terms, (ii) all of the shares of common stock issuable under the warrants either (A) are registered pursuant to an effective registration statement which has not been suspended and for which no stop order is in effect, and pursuant to which the holder of the warrants is able to sell such shares of common stock at all times during the Notice Period or (B) no longer constitute “registerable securities” (as defined in the applicable registration rights agreement), and (iii) in the case of the February 2004 warrants issued to Moors & Cabot and its selected dealers, the one year lock up period has expired. Notwithstanding any such notice by us, the holder of the warrants shall have the right to exercise this Warrant prior to the end of the Notice Period.

Fractional Shares. We will not be required to issue fractions of shares of our common stock upon the exercise of the warrant. If any fractional share of our common stock would be deliverable upon exercise of a warrant, we, in lieu of delivering such fractional share, will pay to the exercising warrantholder an amount in cash equal to the market price of such fractional share of our common stock on the date of exercise.

Holder of any warrants Not a Stockholder. The holder of any of the September 2003 warrants, the ECC warrant, the February 2004 warrants, the Sunrise warrant, the November I warrant, the November II warrant and the November III warrant do not confer upon holders thereof any voting, dividends or other rights as our shareholders.

Warrants issued to consultants and former employees by our predecessor, Hemoxymed, Inc. In September 2002, prior to our merger with Molecular Geriatrics, we issued warrants exercisable for (i) approximately 1.6 million shares of our common stock to certain of our shareholders in exchange for past services (the “Hemoxymed warrants”) and (ii) 800,000 shares to Prism Ventures as part of a consulting agreement for financial consulting services (the “PV warrants”). The terms of the Hemoxymed warrants and the PV warrants are as follows:

Exercise Price, Vesting and Term. The Hemoxymed warrants are exercisable, without any vesting, for a period of seven years, commencing September 2002, at an exercise price of $0.0001 per share. The PV warrants are exercisable, without any vesting, for a period of seven years, commencing September 10, 2002, at an exercise price of $0.20 per share.

Transferability. The Hemoxymed warrants and the PV warrants are transferable only with our prior written consent.

Adjustments. The number of ordinary shares issuable upon the exercise of the Hemoxymed warrants and the PV warrants and the exercise price of the Hemoxymed warrants and the PV warrants will be proportionately adjusted for any increase or decrease in the number of issued shares of common stock as a result of any stock split, reverse stock split, stock dividend combination or reclassification of our common stock or any other increase or decrease in the number of issued and outstanding shares of our common stock effected without the receipt of consideration (excluding any conversion of a convertible security).

Merger or Asset Sale. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, the warrant will be assumed or an equivalent warrant or right substituted by the successor corporation or a parent or subsidiary of the successor corporation.

Registration. We have agreed to register the shares of our common stock underlying the Hemoxymed warrants on a Form S-8 within 120 days after the effective date of this prospectus. We also agreed to register the shares of our common stock underlying the PV warrants.

Conversion Right. In lieu of payment of the exercise price, at any time the exercise price is less than the market price of our common stock (such difference being the “Per Share Value of the PV warrant”), the holder of the PV warrants shall have the right to require us to convert the PV warrants, in whole or part, into shares of our common stock as follows (the “Conversion Right”): Upon exercise of the Conversion Right, we shall deliver to the holder of the PV warrants (without payment by the holder of any of the exercise price) up to that number of the shares of our common stock equal to the quotient obtained by dividing (x) the product of (i) the Per Share Value of the PV warrant at the time the Conversion Right is exercised and (ii) the number of shares of our common stock issuable upon exercise of the PV warrants immediately prior to the exercise of the Conversion Right by (y) the market price of one share of our common stock immediately prior to the exercise of the Conversion Right.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The consolidated financial statements of Applied NeuroSolutions, Inc. and subsidiaries (a company in the development stage) as of December 31, 2005 and 2004 and for each of the years then ended and for the period from March 13, 1992 (date of inception) through December 31, 2005 has been included herein and in the Registration Statement in reliance upon the report of Virchow Krause & Company, LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Certain legal matters in connection with this offering and Registration Statement are being passed upon by the law firm Ehrenreich, Eilenberg & Krause LLP, New York, New York.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation, as amended, incorporates certain provisions permitted under the General Corporation Law of Delaware relating to the liability of Directors. The provisions eliminate a Director's liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of a Director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a Director's duty of care. Moreover, the provisions do not apply to claims against a Director for violations of certain laws, including federal securities laws.

Our Certificate of Incorporation, as amended, also contains provisions to indemnify the Directors, officers, employees or other agents to the fullest extent permitted by the General Corporation Law of Delaware. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from Directors. Applied NeuroSolutions believes that these provisions will assist Applied NeuroSolutions in attracting or retaining qualified individuals to serve as Directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our Directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ORGANIZATION WITHIN LAST FIVE YEARS

During 2003, 2002 and 2001, due to cash constraints, officers of the Company deferred compensation, loaned funds to the Company and personally paid for some Company expenses. In June, 2002, $215,000 of the amount due to these officers was converted to shares of common stock at the merger adjusted market price of $0.228 per share. The balance due to these officers was paid in February 2004.

In 2003, Richard Stone, one of our directors, invested $100,000 in our convertible bridge debt at a coupon rate of 6% per annum. Mr. Stone’s investment, including accrued interest, was converted, at rate of $0.25 per unit of one share and 1.1 warrant, to 413,819 shares of common stock and 455,201 warrants to purchase shares of common stock at an exercise price of $0.30 per share in the debt conversion in conjunction with the February 2004 private placement. The conversion rate was the same offered to all holders of the bridge debt.

We believe that each of the transactions set forth above were entered into on (i) terms as fair as those that could be obtained from independent third parties, and (ii) were ratified by a majority (but no less than two) of our independent directors who did not have an interest in the transaction and who had access to our counsel at our expense.

DESCRIPTION OF BUSINESS

We are Applied NeuroSolutions, Inc. (“APNS”), a development stage biopharmaceutical company. We had two wholly-owned operating subsidiaries, which we dissolved during 2004. The assets of these subsidiaries were transferred to us.

One of the wholly-owned operating subsidiaries we dissolved was Molecular Geriatrics Corporation (“MGC”), a development stage biopharmaceutical company incorporated in November 1991, with operations commencing in March 1992, to develop diagnostics to detect, and therapeutics to treat, Alzheimer's disease (“AD”).

The other wholly-owned operating subsidiary we dissolved was Hemoxymed Europe, SAS, a development stage biopharmaceutical company incorporated in February 1995 to develop therapies aimed at improving tissue oxygenation by increasing oxygen release from hemoglobin to provide therapeutic value to patients with serious, although unmet or underserved, medical needs. We are not currently funding the development of this technology.

In partnership with a team of distinguished scientists at Albert Einstein College of Medicine ("AECOM"), we are primarily engaged in the research and development of diagnostics and novel therapeutic targets for the treatment of Alzheimer’s disease in humans. Alzheimer’s disease is the most common cause of dementia among people age 65 and older. Dementia is the loss of memory, reason, judgment and language to such an extent that it interferes with a person’s daily life and activities. Currently it is estimated that over four million people in the U.S. have Alzheimer’s disease and the national cost of caring for people with Alzheimer’s disease is thought to be $100 billion annually.

We are subject to risks and uncertainties common to small cap biotech companies, including competition from larger, well capitalized entities, patent protection issues, availability of funding and government regulations. We have experienced significant operating losses since our inception. As of December 31, 2005, we had an accumulated deficit of approximately $41.2 million. We expect to incur operating losses over the next several years as our research and development efforts and pre-clinical and clinical testing activities continue. We need to raise additional capital to continue our operations beyond August 2006.

In December 2004, we announced a non-exclusive license agreement with bioMérieux, S.A., a leading international diagnostics group, with the aim of bringing to market on a worldwide basis what is expected to be the first definitive biologic test for the diagnosis of AD. The licensing agreement, including all milestones, could be worth in excess of $5 million in milestone payments, plus substantial annual royalties. There can be no assurances that any milestones will be achieved or that we will receive any additional payments from this agreement. The agreement granted bioMérieux an option to further evaluate our technology before going forward. While the option period was extended and we are currently strategizing a plan for moving forward, we believe it is unlikely that a suitable collaborative research agreement will be completed.

We are developing a second-generation, serum-based diagnostic test to detect Alzheimer's disease that will be easier to perform and less expensive to use. In January 2006, we entered into a research agreement with Nanosphere, Inc., a nanotechnology-based molecular diagnostics company, to assist us in the development of a second-generation diagnostic test for AD.

We are currently evaluating our options to maximize the value of our diagnostic technology, including evaluating out-licensing opportunities.

We are also involved in the discovery and development of novel therapeutic targets for the treatment of Alzheimer’s disease based upon a unique theory developed by Peter Davies, Ph.D., the Company’s founding scientist and the Burton P. and Judith Resnick Professor of Alzheimer’s Disease Research at AECOM. As a result of Dr. Davies’ research, we are involved in the discovery of a unique therapeutic target that may represent a common intracellular phosphorylation pathway leading to the development of abnormal, destructive brain structures characteristic of AD.

We currently have no approved products on the market and have not received any commercial revenues from the sale or license of any products.

Alzheimer's Disease Background

Alzheimer’s disease is an intractable, chronic and progressively incapacitating disease characterized by the degeneration and death of several types of neurons in certain regions of the brain. Patients affected by the disease initially suffer loss of memory, then a decline of intellectual abilities severe enough to interfere with work and activities of daily living, followed by severe dementia and, finally, death. This illness, currently affecting an estimated four million people in the United States, and approximately ten million people worldwide, is a leading cause of death behind cardiovascular disease and cancer. While the disease is most common in the elderly, affecting nearly 10% of people age 65 and older and up to 50% of people age 85 and older, it has been diagnosed in patients in their 40’s and 50’s.

Alzheimer’s disease was first described in 1907 by Dr. Alois Alzheimer, a German psychiatrist who discovered large numbers of unusual microscopic deposits in the brain of a demented patient upon autopsy. These deposits, called amyloid plaques and neurofibrillary tangles, are highly insoluble protein aggregates that form in the brains of AD patients in particular regions, including those involved with memory and cognition. Generally, amyloid plaque is deposited on the surface of neurons, whereas neurofibrillary tangles are formed within neurons. The plaques and tangles are associated with degeneration and loss of neurons. The actual loss of neurons, as well as the impaired function of surviving neurons, is generally believed to be the key neuropathological contributors to the memory loss and dementia that characterizes Alzheimer’s disease.

Our core technology in the AD field is based on an exclusive license with AECOM covering all diagnostic and therapeutic applications in the field of AD discovered in Dr. Peter Davies’ laboratories. Dr. Davies’ research has demonstrated that AD is caused by a group of proteins; primarily hyperphosphorylated tau, which are involved in the formation of neurofibrillary tangles within neurons (nerve cells). Excessive phosphorylation of tau (the addition of one or more phosphate groups, which are comprised of phosphorous and oxygen, to a molecule) prevents it from stabilizing microtubules, thereby causing the breakdown of the transit system of the nerve cell. This internal neuronal damage leads to the development of the paired helical filaments and neurofibrillary tangles which are contributing factors to the eventual death of the neurons related to Alzheimer’s disease. Tau in this abnormally phosphorylated form is the building block for the paired helical filaments and the neurofibrillary tangles (NFTs); one of the hallmark pathologies associated with AD. There is a high correlation among the presence of hyperphosphorylated tau, NFTs and AD. Thus, it is believed that the hyperphosphorylated tau represents an early abnormality in the Alzheimer’s disease process.

Articles published in the scientific journals Nature (co-authored by Dr. Peter Davies) and Proceedings of the National Academy of Sciences have described research showing that a mutation in the gene that codes for tau is associated with dementia. The research described in the articles demonstrates that abnormal tau represents an appropriate target for research on neurodegenerative diseases, such as Alzheimer’s disease. Applied NeuroSolutions scientists and Dr. Davies have been applying their expertise in research directed towards abnormal tau for many years and have developed a vast array of proprietary antibodies which are being used in the development of a diagnostic to detect, and therapeutics to treat, Alzheimer’s disease.

Diagnostic Program

Alzheimer’s disease, at present, can be conclusively diagnosed only by histological examination of the brain by biopsy or autopsy. The diagnosis of patients suspected of having AD is therefore typically made through a process of elimination, by conducting neurological and psychiatric examinations, extensive laboratory tests and a brain scan to rule out other conditions (such as stroke, brain tumor, or depression) with similar symptoms. The definitive AD predictive accuracy of such exams is generally in the range of 75-80% in some larger AD centers, but is usually closer to 60% when diagnosed outside of AD centers. Costs to patients for such testing currently runs anywhere from $1,000 - $4,000. A simple, predictive, accurate and cost effective diagnostic assay would therefore meet a tremendous medical need. According to a report by the research organization, Datamonitor, the market for an AD diagnostic test could be up to $160 million in the U.S. for a cerebrospinal fluid (CSF) test and significantly higher for a serum test, which could potentially be utilized as a routine screening test

Our approach to meeting this need revolves around several approaches. These approaches include: (i) the detection of hyperphosphorylated tau in cerebrospinal fluid (CSF) and serum of AD patients and (ii) the detection of autoantibodies to phosphorylated tau in serum. Competitive diagnostics in development include approaches to differentiate AD patients from normal patients by attempting to measure: (i) normal tau, or total tau in CSF, (ii) neural thread protein in CSF and/or urine, or (iii) amyloid derived diffusible ligands (ADDL’s) in CSF.

We have completed the development of a prototype diagnostic assay utilizing CSF. To date, we have completed numerous pre-clinical studies comprising in excess of 2,900 CSF samples utilizing this assay. These studies were designed to test the assay’s ability to differentiate patients diagnosed with AD from patients diagnosed with other forms of dementia and relevant neurological diseases, including major depression, as well as healthy controls. These studies have shown the ability of the assay to correctly identify the patients diagnosed with AD with an overall sensitivity and specificity in the 85% to 95% range. The studies have been published, or have been submitted for publication, in peer reviewed scientific journals such as Neuroscience Letters, Archives of Neurology, and American Journal of Psychiatry. In addition, a study was completed addressing the relationship between phosphotau levels in CSF and natural AD progression. We have shown with our assay that phosphotau concentrations in CSF declined over time during the clinical course of AD and correlate well with the degree of cognitive impairment. A synopsis of the study has been published in Annals of Neurology.

A study published in the January 2004 edition of Archives of General Psychiatry has shown that detecting phosphorylated tau (“ptau”) proteins in CSF come closest to fulfilling the criteria of a biological marker for AD. This publication reported that our ptau test exceeded standards for an AD diagnostic test established by the National Institute of Aging and the Ronald and Nancy Reagan Research Institute of the Alzheimer’s Association in a 1998 published “Consensus Report”. It was determined by that group that a successful biological marker would be one that had a sensitivity level and specificity level of at least 80%.

A study published in the December 2005 edition of Neuroscience Letters and a study published in the March 2006 journal Neurobiology of Aging support the use of our CSF-based diagnostic test in identifying individuals with mild cognitive impairment (“MCI”) who, over time, are most likely to develop AD.

While results in the above noted pre-clinical studies suggest that our phosphotau assay may represent an effective, very early biochemical marker for AD, the results may not be predictive of results that may be obtained in later clinical studies. The assay detects a characteristic feature of pathophysiology, may allow one to track disease progression, and accurately discriminates between AD patients and neurological controls. Pharmaceutical companies have expressed interest in utilizing our CSF phosphotau assay as a biomarker in the clinical development of therapeutics to treat AD.

In January 2003, we announced we entered into a Research Agreement with Pfizer under which we performed certain research services under a fee for service contract for Pfizer. We entered into a similar contract research agreement with Novartis in November 2003. In July 2004 and October 2005, we entered into additional contract research agreements. These agreements are unrelated to the development of any of our potential products or technologies. While providing useful data to validate our CSF phosphotau assay, these research agreements, however, are not collaboration agreements and do not provide us with any future milestone or royalty payments (for example, in the event that Novartis or Pfizer’s products are brought to market) or rights to future agreements with these companies. Furthermore, these agreements are not financially material to the success of our business, but are evidence, however, of our ability to enter into working relationships with major pharmaceutical companies. We cannot provide any assurances that these agreements will lead to future agreements with Pfizer, Novartis or any other major pharmaceutical company or biotechnology company.

    In December 2004, we announced a non-exclusive license agreement with bioMérieux, S.A., a leading international diagnostics group, with the aim of bringing to market on a worldwide basis what is expected to be the first definitive biologic test for the diagnosis of AD. The licensing agreement, including all milestones, could be worth in excess of $5 million, plus substantial royalties. There can be no assurances that any milestones will be achieved or that we will receive any additional payments from this agreement. The agreement granted bioMérieux an option to further evaluate our technology before it elected to continue the agreement. The option period was extended and we are currently negotiating terms of a collaborative research agreement.

In 2005 we submitted our Pre-IDE documents to the FDA and had a Pre-IDE meeting with the FDA. We are currently revising our clinical protocol based on our discussions with the FDA and our consultants.

In 2005, we continued to make improvements to the effectiveness and ease-of-use of our CSF based diagnostic test, including a significant reduction in the tests incubation time.

Subject to obtaining sufficient funding, we would expect to begin the clinical testing for its cerebrospinal fluid (CSF) based diagnostic test to detect AD. We are currently evaluating our options to maximize the value of our diagnostic technology, including evaluating out-licensing opportunities.

Before actual approval for general sale by the FDA, under certain conditions, companies can supply either “investigational use only” or “research use only” assay kits under the Clinical Laboratory Improvement Amendment (CLIA) of 1988. We have held discussions with a reference laboratory for distribution of our diagnostic under a CLIA arrangement, however, we have not signed an agreement with a reference lab.

We are developing a second-generation, serum-based diagnostic test to detect Alzheimer's disease that will be easier to perform and less expensive to use. In January 2006, we entered into a research agreement with Nanosphere, Inc., a nanotechnology-based molecular diagnostics company, to assist us in the development of a second-generation diagnostic test for AD. In addition, we are also looking to meet the need for a biochemical marker to detect AD by detecting in serum, autoantibodies to a protein associated with Alzheimer’s disease. We have developed prototype assays detecting these autoantibodies in serum, with a specificity and sensitivity of approximately 74%. The assay has the ability to distinguish the presence of autoantibodies to the AD protein in individuals diagnosed as having AD from non-demented control individuals. We are currently in the process of refining the serum-based diagnostic prototype.

Therapeutic Program

We are working to discover and develop novel therapeutics to treat AD. Dr. Davies is preparing newer monoclonal antibodies that could aide in the discovery of the first therapeutic to stop the progression of Alzheimer’s disease. The basis for this work is the discovery of a novel initiation point that is common to the ultimate development of both the neurofibrillary tangles and amyloid plaques. The screening of novel compounds designed to intervene in this common pathway is contemplated with the aim of potentially halting the progression of AD. Screens to prove validation are in progress. A patent application was filed in 2005 covering Dr. Davies developments.

The market potential for a drug to effectively treat Alzheimer’s disease is extremely large. Currently there are only five drugs approved in the U.S. to treat AD. All of these drugs are primarily acetylcholinesterase inhibitors and are only beneficial in treating symptoms associated with AD in a minority of AD patients. Despite the problems with the currently approved therapeutics, market research data indicate that these drugs sell over $2 billion annually. The therapeutic market is estimated to be $15 billion for effective therapeutics.

Transgenic Mice Model

To date, no accepted animal model for AD has been developed. However, Dr. Peter Davies, through collaboration with a researcher at Nathan Klein Institute (“NKI”), has developed a transgenic mouse that develops paired helical filaments, the building blocks of the neurofibrillary tangles, which are known to be involved in the pathology of Alzheimer’s disease. The pathology in these mice is Alzheimer-like, with hyperphosphorylated tau accumulating in cell bodies and dendrites as neurofibrillary tangles. In addition, these transgenic mice have exhibited extensive neuronal death which accompanies the tau pathology. These new transgenic mice could be used for testing the efficacy of therapeutic compounds. AECOM and an agency of the State of New York that oversees NKI each have a 50% interest in these transgenic mice. Through our license agreements with AECOM, we have the rights to AECOM’s 50% interest in these transgenic mice. We and NKI plan to offer these mice to researchers and will share in any revenue derived from any license according to their percentage of ownership. The terms of our agreement with NKI with respect to the transgenic mice were finalized in March 2005. We and NKI are currently negotiating a license agreement for a patent which covers aspects of transgenic mice that could be relevant to our transgenic mouse.

Sales and Marketing

We currently have no sales and marketing personnel to sell on a commercial basis any of our proposed products. If and when we are ready to commercially launch a product, we will either contract with or hire qualified sales and marketing personnel or more likely, we will seek a joint marketing partner to assist us with this function.

Under our agreement with bioMérieux, if bioMérieux elects to continue the agreement they will have a non-exclusive world-wide license to, among other things, market and sell our CSF-based diagnostic test and/or our serum-based diagnostic test.

Research and Product Development

We expect to spend a significant amount of our financial resources on research and development activities and clinical testing activities. We incurred costs of approximately $1,891,000 in 2005 and $1,546,000 in 2004 on research and development activities. Since we are not yet engaged in the commercial distribution of any products and we have no revenues from the sale of our products, these research and development costs must be financed by us. We estimate that we are currently spending approximately $140,000 to $160,000 per month on research and development activities. This excludes the non-cash effect of variable accounting for equity instruments included in the annual amounts mentioned above. These expenditures, however, may fluctuate from quarter-to-quarter and year-to-year depending upon the resources available and our development schedule. Results of preclinical studies, clinical trials, regulatory decisions and competitive developments may significantly influence the amount of our research and development expenditures. In addition, if we continue the clinical development of our CSF-based diagnostic to detect AD, research and development spending will significantly increase.

Manufacturing

We currently do not have any facilities suitable for manufacturing on a commercial scale basis any of our proposed products nor do we have any experience in volume manufacturing. We will either find our own manufacturing facilities, hire additional personnel with manufacturing experience and comply with the extensive Good Manufacturing Practices (GMP) regulations of the FDA and other regulations applicable to such a facility or we will most likely rely upon third-party manufacturers to manufacture our proposed products in accordance with these regulations. Under our agreement with bioMérieux, if bioMérieux elects to continue the agreement they will have a non-exclusive world-wide license to, among other things, manufacture themselves (and not through a third party) our CSF-based diagnostic test and/or our serum-based diagnostic test.

Competition

Companies in the pharmaceutical and biotechnology fields are subject to intense competition. The Company competes with numerous larger companies that have substantially greater financial and other resources and longer experience than that of the Company. The principal factors affecting the biotechnology market include scientific and technological factors, the availability of patent and other protection for technology and products, the ability and length of time required to obtain governmental approval for testing, manufacturing, marketing and physician acceptance. Companies that complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before the Company will achieve a significant competitive advantage. In addition, such companies may succeed in developing products that are more effective and less costly than products that may be developed by the Company. There can be no assurance that developments by other biotechnology companies will not render our products or technologies obsolete or noncompetitive or that we will be able to keep pace with technological developments of our competitors.

Significant levels of research within our fields of interest occur at universities, non-profit institutions, and for-profit organizations. These entities compete with us in recruiting skilled scientific talent.

We believe that our ability to compete successfully will depend upon our ability to create and maintain scientifically advanced technology, obtain adequate funding, develop proprietary products, attract and retain scientific personnel, obtain patent or other protection for our products, develop corporate alliances to enhance the likelihood of success, obtain required regulatory approvals and manufacture and successfully market our products either directly by us or through agreements with biotechnology or pharmaceutical companies.

Diagnostics

Based upon the fact that there is currently no FDA-approved biochemical diagnostic to detect AD, our CSF-based diagnostic to detect Alzheimer’s Disease (“AD”), if successfully developed, would compete against the current practice of psychometric testing and imaging. In the event that we were able to market our diagnostic to detect AD, it would be much cheaper for patients to utilize (approximately $200 to $400) as compared to the current practice of psychometric testing and imaging (approximately $1,000 to $4,000).

We are aware of other companies and academic institutions pursuing the development of biochemical markers to be utilized in the diagnosis of AD. Potential competitors include Nymox Pharmaceutical Corp. and Innogenetics, who are both developing diagnostic tests for AD. Much of our knowledge of potential competitors and their diagnostic tests comes from our review of published articles in scientific journals. Recent articles indicate that tests being developed by these companies and others are unable to adequately distinguish AD from other brain disorders or are in too early a development stage to be evaluated. At this time, we believe our CSF-based diagnostic test to be superior to others by virtue of its unique ability to recognize early stage AD and to distinguish it from other brain disorders.

Therapeutics

The only current strategy available for the pharmaceutical management of AD in the U.S. is symptomatic treatment through the use of acetylcholinesterase (AchE) inhibitors, of which there are five currently marketed by some of the largest pharmaceutical companies, including Aricept (Pfizer), Exelon (Novartis), Reminyl (Johnson & Johnson), Tacrine (Pfizer) and Memantine (Forest Labs). Despite limited clinical effectiveness and a poor safety and side effect profile of one of them, sales in the U.S. in 2005 were estimated to be in excess of $2 billion, according to BioPortfolio Ltd., a web-based biotechnology information resource.

According to BioPortfolio, Ltd., the market for AD therapy is expected to grow to 21 million patients by 2010 in the seven major pharmaceutical markets (USA, France, Germany, Italy, Spain, U.K. and Japan).. AchE inhibitors remain the largest class of drugs within the late stage development pipeline. However, their apparent limited efficacy would seem to provide an opportunity for other promising compounds. It is estimated that over 200 potential drugs are currently being developed by both major pharmaceutical companies as well as small biotech companies. The lack of current effective pharmacological therapy for an increasing AD population provides an opportunity for therapeutics to be discovered utilizing our novel therapeutic approach.

The principal factors affecting the biotechnology market include scientific and technological factors, the availability of patent and other protection for technology and products, the ability and length of time required to obtain governmental approval for testing, manufacturing, marketing and physician acceptance. Most competitors have substantially greater capital resources, research and development capabilities, manufacturing and marketing resources and experience than us. These companies may represent significant long-term competition for us. Our competitors may succeed in developing products that are more effective or less costly than any that may be developed by us, or that gain regulatory approval prior to our products.

There can be no assurance that developments by other companies will not render our products or technologies obsolete or noncompetitive or that we will be able to keep pace with technological developments of our competitors. We believe that some of our competitors are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by us. These competing products may be more effective and less costly than the products developed by us.

Patents, licenses, trade secrets and proprietary rights

Our success depends and will continue to depend, in part, upon our ability to maintain our exclusive licenses, to maintain patent protection for our products and processes, to preserve our trade secrets and proprietary information and to operate without infringing the proprietary rights of third parties. We believe in securing and maintaining a strong competitive position through the filing and prosecution of patents where available, and through maintaining some of our science as trade secrets.

Patent applications have been filed in the U.S. for composition of matter and use of compounds to treat AD, method of use, as well as applications covering aspects of the diagnostic assay technologies and methods for developing novel therapeutic screens for the discovery of compounds useful in the treatment of AD, novel approaches to therapeutic intervention, transgenic mouse production, and a novel gene. Patent Cooperation Treaty (P.C.T.) applications have been filed abroad, when applicable.

In March 2004 we were notified by email from Innogenetics, a Belgian biopharmaceutical company involved in specialty diagnostics and therapeutic vaccines, that it believes the CSF diagnostic test we have been developing uses a monoclonal antibody that is encompassed by the claims of two U.S. patents it owns. In that email, Innogenetics also referred to another U.S. patent which was recently granted to Innogenetics and which is directed to a method for the differential diagnosis of Alzheimer’s disease from other neurological diseases. Innogenetics believes this latter patent also claims the CSF diagnostic test we are developing. Innogenetics also informed us that it could be amenable to entering into a licensing arrangement or other business deal with APNS regarding its patents.

We have reviewed the two monoclonal antibody patents with our patent counsel on several occasions prior to receipt of the email from Innogenetics and subsequent to receipt of the email. Based on these reviews, we believe that our CSF diagnostic test does not infringe the claims of these two Innogenetics patents. Similarly, we do not believe our activities have infringed or will infringe the rights of Innogenetics under this third patent, and we would seek either to negotiate a suitable arrangement with them or vigorously contest any claim of infringement. If we were unable to reach a mutually agreeable arrangement with Innogenetics, we may be forced to litigate the issue. Expenses involved with litigation may be significant, regardless of the ultimate outcome of any litigation. An adverse decision could prevent us from possibly marketing a future diagnostic product and could have a material adverse impact on our business. We continue to have discussions with Innogenetics concerning some form of a potential business relationship.

Alzheimer's disease technology license

We have various License and Collaborative Research Agreements (the "Agreements") with Albert Einstein College of Medicine ("AECOM"). These Agreements grant us the exclusive rights to AECOM's Alzheimer's disease technology for diagnostic and therapeutic applications for as long as we continue to fund the technology. These Agreements were amended in March 2002 and again in September 2002 to reduce and restructure past and future amounts due. The minimum annual payments to be made to AECOM, which consist of payments due for support of research conducted in Dr. Davies' lab and for annual license maintenance, are as follows:
Year	Amount
2006	425,000
2007	475,000
2008	500,000

We are obligated to continue to pay AECOM $500,000 for each year after 2008 in which the Agreements are still in effect. In addition, we are obligated to pay AECOM a percentage of all revenues we receive from selling and/or licensing any aspects of the AD technology that exceeds the minimum obligations reflected in the annual license maintenance payments.

Confidentiality and assignment of inventions agreements

We require our employees, consultants and advisors having access to our confidential information to execute confidentiality agreements upon commencement of their employment or consulting relationships with us. These agreements generally provide that all confidential information we develop or make known to the individual during the course of the individual's employment or consulting relationship with us must be kept confidential by the individual and not disclosed to any third parties. We also require all of our employees and consultants who perform research and development for us to execute agreements that generally provide that all inventions conceived by these individuals will be our property.

Government regulation

The research, development, manufacture, and marketing of our potential products are subject to substantial regulation by the U.S. Food and Drug Administration ("FDA") in the United States and by comparable authorities in other countries. These national agencies and other federal, state, and local entities regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising, and promotion of our potential products.

As an initial step in the FDA regulatory approval process for a prospective therapeutic product, preclinical studies are typically conducted in animals to identify potential safety problems. For certain diseases, animal models may exist which are believed to be predictive of human efficacy. For these diseases, a drug candidate is tested in an animal model. The results of the studies are submitted to the FDA as a part of an Investigational New Drug Application (IND), which is filed to comply with FDA regulations prior to beginning human clinical testing.

Clinical trials for new therapeutics are typically conducted in three sequential phases, although the phases may overlap. In Phase I, the compound is tested in healthy human subjects for safety (adverse effects), dosage tolerance, absorption, biodistribution, metabolism, excretion, clinical pharmacology and, if possible, to gain early information on effectiveness. Phase II typically involves studies in a small sample of the intended patient population to assess the efficacy of the drug for a specific indication, to determine dose tolerance and the optimal dose range, and to gather additional information relating to safety and potential adverse effects. Phase III trials are comparative clinical studies undertaken to further evaluate clinical safety and efficacy in an expanded patient population at geographically dispersed study sites in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for physician labeling. Each trial is conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety and efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be evaluated by an independent Institutional Review Board (IRB) at the institution at which the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

Data from preclinical testing and clinical trials are submitted to the FDA in a New Drug Application (NDA) for marketing approval. Preparing an NDA involves considerable data collection, verification, analysis and expense, and there can be no assurance that any approval will be granted on a timely basis, if at all. The approval process is affected by a number of factors, including the severity of the disease, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. The FDA may deny an NDA if applicable regulatory criteria are not satisfied or require additional testing or information. Among the conditions for marketing approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to the FDA's good manufacturing practices (GMP) regulations, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, monies and effort in the area of production and quality control to ensure full technical compliance. Manufacturing establishments serving the U.S. markets, both foreign and domestic, are subject to inspections by, or under the authority of, the FDA and by other federal, state or local agencies.

The process of completing clinical testing and obtaining FDA approval for a new drug is likely to take a number of years and require the expenditure of substantial resources. We will require significant additional funds in the future to finance the clinical testing process if we are to develop any therapeutic products on our own.

In vitro diagnostic products have a different path to marketing clearance, i.e., the Premarket Approval Application (PMA) process regulated by the Office of In Vitro Diagnostic Device and Safety (OIVD) of the FDA. The regulatory process leading to a submission of an in vitro diagnostic device PMA for FDA approval to market involves a multistage process including: (1) a Pre-Investigational Device Exemption (Pre-IDE) program in which preliminary information is submitted to the FDA for review and guidance on, and acceptance of, the assay protocol and proposed clinical trial to evaluate the safety and effectiveness of an in vitro diagnostic product followed by, (2) an Investigational Device Exemption (IDE) submission for approval to allow the investigational diagnostic device to be used in a clinical study in order to (3) collect safety and effectiveness data required to support a PMA to receive FDA approval to market a device. The Company has submitted preliminary information to the FDA (step 1 above) and had a face-to-face meeting with the FDA. Adjustments to the preliminary information submitted to the FDA are currently being made. Subject to obtaining adequate financing, an IDE submission for approval (step 2 above) and the clinical study (step 3 above), including the evaluation of all data, would be completed within twelve to fifteen months after the IDE approach stage. Clinical trial data is used to evaluate the clinical sensitivity, how often the test is correct in recognizing diseased patients, of an in vitro diagnostic test. Before actual approval for general sale by the FDA, under certain conditions, companies can supply either “investigational use only” or “research use only” assay kits under the Clinical Laboratory Improvement Amendment (CLIA) of 1988. Whether the Company will be able to market kits under these regulatory categories, or obtain final approval for a kit for specific claims, is uncertain given changing regulatory environments in most major markets.

Whether or not FDA clearance has been obtained, clearance of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of commercial sales of the product in such countries. The requirements governing the conduct of clinical trials and product clearance vary widely from country to country, and the time required for clearance may be longer or shorter than that required for FDA clearance. Although there are some procedures for unified filings for certain European countries, in general, each country at this time has its own procedures and requirements. We are currently pursuing a CE Market for European countries.

Environmental regulation

In connection with our research and development activities, our business is, and will in the future continue to be, subject to regulation under various state and federal environmental laws. These laws and regulations govern our use, handling and disposal of various biological and chemical substances used in our operations. Although we believe that we have complied with these laws and regulations in all material respects and we have not been required to take any action to correct any noncompliance, there can be no assurance that we will not be required to incur significant costs to comply with health and safety regulations in the future.

Employees

As of August __, 2006, we had eight full-time employees, five of whom have advanced scientific degrees. None of our employees are covered by a collective bargaining agreement and we believe all relations with our employees are satisfactory. In addition, to complement our internal expertise, we contract with University academic research laboratories and scientific consultants that specialize in various aspects of drug development. In the future, we may hire additional research and development personnel in addition to utilizing consultants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

We are a development stage biopharmaceutical company engaged in the development of diagnostics to detect, and therapeutics to treat, Alzheimer's disease. Our principal development programs, and plan of operation for each, are as follows:

•
CSF-Based Diagnostic - Subject to obtaining appropriate funding, we expect to begin the clinical testing for our lead product, a cerebrospinal fluid (“CSF”) based diagnostic test to detect whether a person has AD. This diagnostic, based upon the detection of a certain AD associated protein found in the cerebrospinal fluid (“CSF”) of AD patients, has achieved an overall sensitivity and specificity in the range of 85% to 95%. This is based on extensive testing differentiating AD patients from patients with other neurological diseases, patients with other relevant forms of dementia and normal controls. In 2005, we submitted our Pre-IDE documents to the FDA and had our Pre-IDE meeting with the FDA.

•
Serum-Based Diagnostic - We are developing a second-generation, serum-based diagnostic test to detect AD that will be easier to perform and less expensive to use. In January 2006, we entered into a research agreement with Nanosphere, Inc., a nanotechnology-based molecular diagnostics company, to assist us in the development of a second-generation diagnostic test for AD. The potential U.S. market for the serum-based test, which could be utilized as a general screening test for AD, is estimated to be in excess of $1 billion. In addition, we are also looking to meet the need for a biochemical marker to detect AD by detecting, in serum, autoantibodies to a protein associated with Alzheimer's disease. We have developed prototype assays detecting these autoantibodies in serum, with a specificity and sensitivity of approximately 74%. The assay has the ability to distinguish the presence of autoantibodies to the AD protein in individuals diagnosed as having AD from non-demented control individuals. We are currently in the process of refining the serum-based diagnostic prototype.

•
AD Therapeutic Compound Screening Assay -We are also involved in the discovery and development of novel therapeutic targets for the treatment of Alzheimer’s disease based upon a unique theory developed by Peter Davies, Ph.D., our founding scientist and the Burton P. and Judith Resnick Professor of Alzheimer’s Disease Research at Albert Einstein College of Medicine (“AECOM”). As a result of Dr. Davies’ research, we are involved in the discovery and development of a unique therapeutic target that may represent a common intracellular phosphorylation pathway leading to the development of abnormal, destructive brain structures characteristic of AD. This would target a component of the biological pathway that leads to the development of the two principal AD pathologies, neurofibrillary tangles and amyloid plaques. A patent application was filed in 2005 covering Dr. Davies developments. More importantly, the assay may allow high-throughput testing of compounds that inhibit this disease-causing pathway leading potentially to the discovery of the first drugs to stop the progression of Alzheimer's disease. Initial results using this screening assay have identified active compounds that are the subject of further development.

•
Transgenic Mice - Through a collaboration between Dr. Davies and a researcher at Nathan Kline Institute, a transgenic mouse has been developed that models the tau pathology of Alzheimer’s disease. These transgenic mice are the first animal model known to develop paired helical filaments (PHF’s), the building blocks of neurofibrillary tangles, and could be useful in testing the efficacy of therapeutic compounds. We are currently exploring opportunities to license the use of the transgenic mice to pharmaceutical companies. AECOM and an agency of the State of New York that oversees NKI each have a 50% interest in these transgenic mice. Through our licenses with AECOM, we have rights to AECOM’s 50% interest in these transgenic mice. We and NKI plan to offer these mice to researchers and will share in any revenue derived from any license according to their percentage of ownership. The terms of our agreement with NKI with respect to the transgenic mice were finalized in March 2005. We and NKI are currently negotiating a license agreement for a patent which covers aspects of transgenic mice that could be relevant to our transgenic mouse.

We incurred research and development costs of $1,742,782 in 2005 and $1,545,469 in 2004, excluding non-cash costs related to variable accounting for stock options and other costs associated with the issuance of equity instruments. Virtually all of our research and development costs are internal costs and license costs which are not specifically allocated to any of our research and development projects. We anticipate that our cash balances as of December 31, 2005, coupled with anticipated funds to be received from operations, will be sufficient to cover our planned research and development activities, general operating expenses, and CSF-based diagnostic assay clinical costs through August 31, 2006. We will need additional funding prior to August 31, 2006 to cover operations, and to fund the majority of the remaining clinical costs for the CSF-based diagnostic as well as clinical costs of any additional products in development, and to expand our therapeutic program. If additional funding is not obtained, we will not be able to fund clinical costs of any programs, and we will have to minimize or eliminate our therapeutic program. This would have a material adverse effect on our operations and our prospects.

As we currently do not have any approved products in the marketplace, we do not have a time frame for generating significant revenues from our research and development activities.

As of December 31, 2005, we had cash of $1,663,740. These funds should be sufficient to satisfy our cash requirements through August 2006. The cash on hand will be used for ongoing research and development, working capital, advancement of the FDA regulatory process for the CSF-based diagnostic, general corporate purposes and possibly for acquisitions of complementary companies or technologies.We do not anticipate the purchase, lease or sale of any significant property and equipment during 2006. We do not anticipate any significant changes in our employee count during 2006.

Plan of Operation

Our strategic plan involves focusing Company resources, and establishing priorities, to maximize the return to the shareholders. In order to accomplish this objective, it is expected that we will focus on the projects in the pipeline that are closest to commercialization. Thus, our primary concentration has been on advancing the commercialization of the CSF diagnostic to detect AD.

We will need additional funding prior to August 2006 to cover operations, and to fund the majority of the remaining clinical costs for the CSF-based diagnostic as well as clinical costs of any additional products in development, and to expand our therapeutic program. If additional funding is not obtained, we will not be able to fund clinical costs of any programs, and we will have to minimize or eliminate our therapeutic program, and possibly discontinue all our product development and/or our operations. We are currently evaluating our options to maximize the value of our diagnostic technology, including evaluating out-licensing opportunities.

Simultaneous with these efforts, we plan to commit additional resources to furthering the completion of the development of the serum-based diagnostic to detect AD. We also plan to continue to advance the discovery and preclinical development of the AD therapeutic program directed towards the identification of a novel lead compound. It is anticipated that we would subsequently license the lead compound and/or the AD screen to a large pharmaceutical company.

In December 2004, we announced a non-exclusive license agreement with bioMérieux, S.A., a leading international diagnostics group, with the aim of bringing to market on a worldwide basis a definitive biologic test for the diagnosis of AD. The licensing agreement, including all milestones, can be worth in excess of $5 million, plus substantial royalties. There can be no assurances that any milestones will be achieved or that we will receive any additional payments from this agreement. The agreement granted bioMérieux an option to further evaluate our technology before going forward. The option period was extended and we are currently negotiating terms of a collaborative research agreement.

We do not expect significant revenues from our CSF-based diagnostic to detect AD or any other of our programs in the near term. There can be no assurance that adequate funds on acceptable terms will be available in the future when we need them. If at any time we are unable to obtain sufficient additional investment capital, we will be required to delay, restrict or eliminate some or all of our research or development programs, dispose of assets or technology or cease operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of APNS and its wholly-owned subsidiaries prior to the Company dissolving its subsidiaries in 2004. All significant intercompany balances and transactions have been eliminated. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an on-going basis, our management evaluates its estimates and judgments, including those related to tax valuation and equity compensation. Our management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in preparation of its consolidated financial statements.

Revenue Recognition

We generate revenues from research agreements and grants and recognize these revenues when earned. Grant revenues represent funds received from certain government agencies for costs expended to further research on the subject of the grant. For arrangements that contain multiple deliverables, the Company separates the deliverables into separate accounting units if they meet all of the following: a) the delivered items have stand-alone value to the customer; b) the fair value of any undelivered items can be reliably determined; and c) if the arrangement includes a general right of return, delivery of the undelivered items if probable and substantially controlled by the seller. Deliverables that do not meet these criteria are combined with one or more other deliverables into one accounting unit. Revenue from each accounting unit is recognized based on the applicable accounting literature, primarily Staff Accounting Bulletin No. 104 (SAB 104), "Revenue Recognition".

Research and Development

All research and development costs are expensed as incurred and include salaries of, and expenses related to, employees and consultants who conduct research and development. The Company has entered into arrangements whereby the Company will obtain research reimbursement in the form of funds received to partially reimburse the Company for costs expended.

Net Deferred Tax Asset Valuation Allowance

We record our net deferred tax assets in the amount that we expect to realize based on projected future taxable income. In assessing the appropriateness of its valuation, assumptions and estimates are required such as our ability to generate future taxable income. In the event that we were to determine that we would be able to realize its deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Since inception, we have concluded that the more likely than not criteria of Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, has not been met and accordingly, we have recorded a valuation allowance for all of our deferred income taxes for all periods presented.

Equity Compensation

We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 and related interpretations, in accounting for its fixed plan stock options awarded to employees. Accordingly, compensation expense is recorded on the grant date only if the current market price of the underlying stock exceeds the exercise price.

We apply Statement of Financial Accounting Standards (SFAS) No. 123 and EITF 96-18 “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” for its options awarded to non-employee consultants. To determine fair value, management is required to make assumptions such as the expected volatility and expected life of the instruments.

The Financial Accounting Standards Board (FASB) has issued Statement No. 123R, Share-Based Payment (SFAS 123R), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS 123R is effective for the Company starting with the quarter ending March 31, 2006. Early adoption is encouraged and retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. The Company estimates that the expense associated with SFAS 123R will be approximately $285,000 in 2006. See the Stock Option Plan discussion above for information related to the pro forma effects on the Company's reported net income (loss) and net income (loss) per common share of applying the fair value recognition provisions of the previous Statement of Financial Accountings Standards (SFAS) 123, Accounting for Stock-Based Compensation , to stock-based employee compensation.

In June 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its financial statements.

RESULTS OF OPERATIONS - THE YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

Revenues

        We recognized $480,000 of revenues in 2005 from the completion of one research agreement and the completion of the evaluation period in a collaborative agreement. We recognized $253,000 of revenues in 2004 from the completion of one research agreement and miscellaneous revenues.

Research and development

Research and development expenses consist primarily of compensation of personnel and related benefits and taxes, funding of research related to license agreements, scientific consultant expenses, laboratory supplies and overhead costs. Research and development expenses for the year ended December 31, 2005 increased 22% or $344,621 from $1,546,158 for the year ended December 31, 2004, to $1,890,779 for the year ended December 31, 2005. Below is a summary of our most significant research and development expenses:

			Increase
Expense	2005	2004	(Decrease)
Compensation, taxes and benefits	$874,702	$773,932	$100,770
Research funding and scientific consulting	483,074	402,400	80,674
Regulatory consulting	259,660	69,890	189,770
French subsidiary expense	-	193,117	(193,117)
Rent, telephone and utilities	108,190	105,338	2,852
Variable accounting for stock options	98,472	689	97,783
Expense for stock options and other equity instruments issued	49,525	-	49,525
Other research and development expenses, net of reimbursements	17,156	792	16,364
Total Research and Development Expenses	$1,890,779	$1,546,158	$344,621

We have certain equity instruments that meet the criteria of variable accounting whereby additional compensation expense is recognized if the share price of our common stock increases, which may be reversed if the price subsequently declines. Included in research and development expense in 2005, was non-cash compensation expense of $98,472 for variable accounting for stock options compared to $689 in 2004. The increase was also caused by a large increase in regulatory consultant costs due to our discussions to advance our CSF-based AD diagnostic through the FDA clinical process, an increase in compensation and related costs due to higher than typical compensation increases in mid-2004 due to minimal increases over the last few years as funding was very tight. In addition, increases were given to certain employees who took on additional responsibilities after our former CEO resigned in September 2004. Research funding and scientific consulting increased due to increases in our AECOM agreements. Other stock based compensation increased due to stock options issued to consultants in 2005. This increase was offset by the reduction of French subsidiary expense due to the costs to terminate the activities of the French subsidiary in 2004. Our management estimates that it has been expending approximately $140,000 to $160,000 per month for research and development activities. This excludes the non-cash effect of variable accounting for its equity instruments. This amount is anticipated to increase substantially in 2006, if adequate funding is obtained and our CSF-based AD diagnostic progresses through clinical trials towards regulatory approval, and the level of activity in our other development programs increases. The amount of our actual research and development expenditures, however, may fluctuate from quarter-to-quarter and year-to-year depending on: (1) the resources available; (2) our development schedule; (3) results of studies, clinical trials and regulatory decisions; and (4) competitive developments.

General and administration

General and administrative expenses consist primarily of compensation of personnel and related benefits and taxes, legal and accounting expenses, and occupancy related expenses. General and administrative expenses for the year ended December 31, 2005 decreased 23% or $388,160, from $1,651,915 for the year ended December 31, 2004 to $1,263,755 for the year ended December 31, 2005. Below is a summary of our most significant general and administrative expenses:

			Increase
Expense	2005	2004	(Decrease)
Compensation, taxes and benefits	$351,753	$512,815	($161,062)
Consulting	231,331	354,804	(123,473)
Professional fees	262,816	332,005	(69,189)
Rent, telephone and utilities	52,084	47,729	4,355
Variable accounting for stock options	121,480	849	120,631
Expense for stock options and other equity instruments issued	27,532	-	27,532
Expense for warrants issued and converted to shares of stock	-	234,202	(234,202)
Amortization of deferred financing fee	-	6,458	(6,458)
Other general and administrative expenses	216,759	163,053	53,706
Total General and Administrative Expenses	$1,263,755	$1,651,915	($388,160)

We have certain equity instruments that meet the criteria of variable accounting whereby additional compensation expense is recognized if the share price of our common stock increases, which may be reversed if the price subsequently declines. Included in general and administrative expense in 2005, was non-cash compensation expense of $121,480 for variable accounting for stock options compared to $849 in 2004. Other general and administrative expenses increased due to a $49,000 increase in D & O insurance in 2005 due to a full year of coverage and increased coverage in 2005. Other stock based compensation increased due to stock options issued to consultants in 2005. The majority of the expense decreases in 2005 were due to expenses incurred for our funding in February 2004. Consulting fees decreased due to approximately $200,000 of equity compensation given to consultants in 2004, which was partially offset by additional consultants in 2005. Professional fees decreased due to additional legal and accounting fees for additional filings in 2004 and assistance with negotiations with corporate partners. Patent costs decreased due to a freedom to operate study performed by our patent counsel in 2004. Warrants were issued in conjunction with the fund raising activities in 2004. Compensation, taxes and benefits decreased due to our former CEO resigning in September 2004. This decrease was partially offset by higher than typical compensation increases in mid-2004 due to minimal increases over the last few years as funding was very tight, and an increases given to certain employees who took on additional responsibilities after our former CEO resigned. Management estimates that it has been expending approximately $90,000 to $100,000 per month for general and administrative activities, not including the non-cash effect of variable accounting for its equity instruments and other non-cash equity expenses. This amount is anticipated to remain steady in 2006.

Other income and expense

Interest expense for the year ended December 31, 2005 decreased 96% or $15,493, from $16,081 for the year ended December 31, 2004, to $588 for the year ended December 31, 2005. The decrease is primarily due to higher interest expense associated with convertible investor bridge loans that were converted to equity in February 2004 as part of the February 2004 financing. Interest income for the year ended December 31, 2005 increased 47% or $17,495, from $36,986 for the year ended December 31, 2004 to $54,481 for the year ended December 31, 2005. The increase is primarily due to the increase in interest rates on available balances offsetting the decrease in available balances.

The remaining items included in other (income) expense for the year ended December 31, 2004 relate to fund raising expenses and other non-cash accounting consequences from the February 2004 private placement and the related bridge loan conversion. The accounting was required by Emerging Issues Task Force (EITF) Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company's Own Stock," due to the terms of our agreements for the private placement it completed in February 2004, specifically related to the potential penalties if we did not timely register the common stock underlying the warrants issued in the transaction, which did not occur until July 28, 2004. The adjustments for EITF Issue No. 00-19 had no impact on our working capital, liquidity, or business operations.

The fair value of the warrants issued were estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.20%; a contractual life of 5 years and volatility of 75%. The fair value of the warrants was estimated to be $8,754,068 on the closing date of the transaction. The difference between the fair value of the warrants of $8,754,068 and the gross proceeds from the offering was classified as a non-operating expense in the Company's statement of operations in the first quarter of 2004, and included in “Gain on derivative instrument, net”. The fair value of the warrants was then re-measured at March 31, 2004, June 30, 2004 and September 30, 2004 and estimated to be $2,646,853 at September 30, 2004 with the decrease in fair value due to the decrease in the market value of our common stock. The decrease in fair value of the warrants of $472,935 from June 30, 2004 to July 28, 2004 (the date the registration statement became effective) was recorded as non-operating income in our statement of operations, and included in “Gain on derivative instrument, net”. The fair value of the warrants at July 28, 2004 was reclassified to additional paid in capital as of July 28, 2004.

We paid the placement agent and its sub-agents $560,000 in cash as fees for services performed in conjunction with the private placement. We also incurred $85,946 in other legal and accounting fees. We also issued a five-year warrant to purchase 3.2 million shares of our common stock at an exercise price of $0.30 per share to the placement agent and its sub-agents in the private placement. The warrants issued to the placement agent are exercisable commencing on February 6, 2005. The fair value of the warrants was computed as $875,407 based on the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.20%; a contractual life of 5 years and volatility of 75%. We allocated $1,521,353 between issuance costs offsetting the liability for common stock warrants and equity based on a relative fair value allocation of the stock issued and warrants issued to the unit holders. As a result, we initially recorded $621,171 of issuance costs as an offset to the liability for common stock warrants related to these fund raising activities in our consolidated balance sheet. We further recorded $10,353 of amortization expenses from these issue costs as “Costs of fund raising activities” in the statement of operations.

We currently do not hedge foreign exchange transaction exposures. As of December 31, 2005, we do not have any assets and liabilities denominated in foreign currencies.

Net loss

        We incurred a net loss of $2,620,641 for the year ended December 31, 2005 compared to a net loss of $2,800,526 for the year ended December 31, 2004. The primary reason for the decrease in the net loss in 2005 was the revenues recognized from research agreements in 2004. In addition, net other income increased due to non-cash accounting consequences from the February 2004 private placement and the related bridge loan conversion, and the decrease in interest expense, as described above. The expense for variable accounting for stock options increased $218,414, from $1,538 in 2004

RESULTS OF OPERATIONS - THE YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

Revenues

We recognized $253,000 of revenues in 2004 from the completion of one research agreement and miscellaneous revenues. No revenues were recognized in 2003.

Research and development

Research and development expenses consist primarily of compensation of personnel and related benefits and taxes, funding of research related to license agreements, scientific consultant expenses, laboratory supplies and overhead costs. Research and development expenses for the year ended December 31, 2004 decreased 15% or $282,127 from $1,828,285 for the year ended December 31, 2003, to $1,546,158 for the year ended December 31, 2004. Below is a summary of our most significant research and development expenses:

			Increase
Expense	2004	2003	(Decrease)
Compensation, taxes and benefits	$773,932	$600,879	$173,053
Research funding and consulting	472,290	571,210	(98,920)
French subsidiary expense	193,117	178,608	14,509
Rent, telephone and utilities	105,338	105,294	44
Variable accounting for stock options	689	270,455	(269,766)
Expense for stock options and other equity instruments issued	-	71,465	(71,465)
Other research and development expenses, net of reimbursements	792	30,374	(29,582)
Total Research and Development Expenses	$1,546,158	$1,828,285	($282,127)

We have certain equity instruments that meet the criteria of variable accounting whereby additional compensation expense is recognized if the share price of our common stock increases, which may be reversed if the price subsequently declines. Included in research and development expense in 2004, was non-cash compensation expense of $689 for variable accounting for stock options compared to $270,455 in 2003. The decrease was also caused by an expense for equity instruments issued in 2003 of $71,465. None were issued in 2004. Research funding and consulting decreased due to the end of a research agreement in 2003 with University of British Columbia, that was partially offset by a full year of regulatory consulting fees in 2004. This decrease was offset by an increase in compensation and related costs due to an increase in scientific headcount, one added in September 2003 and one added in February 2004, plus higher than typical compensation increases due to minimal increases over the last few years as funding was very tight. In addition, increases were given to certain employees who took on additional responsibilities after our former CEO resigned in September 2004. French subsidiary expense increased in 2004 due to the costs to terminate the activities of the French subsidiary. There will be no costs related to the French subsidiary going forward. Our management estimates that it has been expending approximately $130,000 to $150,000 per month for research and development activities. This excludes the effect of variable accounting for its equity instruments. This amount is anticipated to increase substantially in 2005 as our CSF-based diagnostic assay progresses through clinical trials towards regulatory approval, and the level of activity in our other development programs increases. The amount of our actual research and development expenditures, however, may fluctuate from quarter-to-quarter and year-to-year depending on: (1) the resources available; (2) our development schedule; (3) results of studies, clinical trials and regulatory decisions; and (4) competitive developments.

General and administration

General and administrative expenses consist primarily of compensation of personnel and related benefits and taxes, legal and accounting expenses, and occupancy related expenses. General and administrative expenses for the year ended December 31, 2004 increased 21% or $287,469, from $1,364,446 for the year ended December 31, 2003 to $1,651,915 for the year ended December 31, 2004. Below is a summary of our most significant general and administrative expenses:

			Increase
Expense	2004	2003	(Decrease)
Compensation, taxes and benefits	$512,815	$444,759	$68,056
Consulting	354,804	63,500	291,304
Professional fees	332,005	135,983	196,022
Rent, telephone and utilities	47,729	43,502	4,227
Variable accounting for stock options	849	333,645	(332,796)
Expense for stock options and other equity instruments issued	-	9,509	(9,509)
Expense for warrants issued and converted to shares of stock	234,202	193,130	41,072
Amortization of deferred financing fee	6,458	104,542	(98,084)
Other general and administrative expenses	163,053	35,876	127,177
Total General and Administrative Expenses	$1,651,915	$1,364,446	$287,469

We have certain equity instruments that meet the criteria of variable accounting whereby additional compensation expense is recognized if the share price of our common stock increases, which may be reversed if the price subsequently declines. Included in general and administrative expense in 2004, was non-cash compensation expense of $849 for variable accounting for stock options compared to a $333,645 charge in 2003. Financing fees were paid in 2003 and were being amortized over the life of the related convertible debt. This resulted in amortization expense of $6,458 in 2004 and $104,542 in 2003. These decreases were offset by an increase in consulting expense due to a full year of consulting agreements in 2004, additional consultants added in 2004, and approximately $200,000 of equity compensation given to consultants in 2004. Professional fees increased in 2004 due to additional legal and accounting fees for additional filings in 2004 and assistance with negotiations with corporate partners. Patent costs increase due to a freedom to operate study performed by our patent counsel and increased intellectual property activity. Compensation, taxes and benefits increased due to higher than typical compensation increases due to minimal increases over the last few years as funding was very tight. In addition, increases were given to certain employees who took on additional responsibilities after our former CEO resigned in September 2004. Other general and administrative expenses increased in 2004, primarily due to a market research project in 2004 and the correction in 2003 of prior year overaccruals in franchise taxes. Management estimates that it has been expending approximately $60,000 to $100,000 per month for general and administrative activities, not including the effects of variable accounting for its equity instruments and other non-cash equity expenses. This amount is anticipated to remain steady in 2005.

Other income and expense

Interest expense for the year ended December 31, 2004 decreased 85% or $92,960, from $109,041 for the year ended December 31, 2003, to $16,081 for the year ended December 31, 2004. The decrease is primarily due to higher interest expense associated with convertible investor bridge loans in 2003 that were converted to equity in February 2004 as part of the February 2004 financing. Interest income was $36,986 in 2004 due to earnings on excess cash balances in savings accounts after the February 2004 financing, and was negligible in 2003.

The remaining items included in other (income) expense for the year ended December 31, 2004 relate to fund raising expenses and other non-cash accounting consequences from the February 2004 private placement and the related bridge loan conversion. The accounting was required by Emerging Issues Task Force (EITF) Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company's Own Stock," due to the terms of our agreements for the private placement it completed in February 2004, specifically related to the potential penalties if we did not timely register the common stock underlying the warrants issued in the transaction, which did not occur until July 28, 2004. The adjustments for EITF Issue No. 00-19 had no impact on our working capital, liquidity, or business operations.

The fair value of the warrants issued were estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.20%; a contractual life of 5 years and volatility of 75%. The fair value of the warrants was estimated to be $8,754,068 on the closing date of the transaction. The difference between the fair value of the warrants of $8,754,068 and the gross proceeds from the offering was classified as a non-operating expense in the Company’s statement of operations in the first quarter of 2004, and included in “Gain on derivative instrument, net”. The fair value of the warrants was then re-measured at March 31, 2004, June 30, 2004 and September 30, 2004 and estimated to be $2,646,853 at September 30, 2004 with the decrease in fair value due to the decrease in the market value of our common stock. The decrease in fair value of the warrants of $472,935 from June 30, 2004 to July 28, 2004 (the date the registration statement became effective) was recorded as non-operating income in our statement of operations, and included in “Gain on derivative instrument, net”. The fair value of the warrants at July 28, 2004 was reclassified to additional paid in capital as of July 28, 2004.

We paid the placement agent and its sub-agents $560,000 in cash as fees for services performed in conjunction with the private placement. We also incurred $85,946 in other legal and accounting fees. We also issued a five-year warrant to purchase 3.2 million shares of our common stock at an exercise price of $0.30 per share to the placement agent and its sub-agents in the private placement. The warrants issued to the placement agent are exercisable commencing on February 6, 2005. The fair value of the warrants was computed as $875,407 based on the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.20%; a contractual life of 5 years and volatility of 75%. We allocated $1,521,353 between issuance costs offsetting the liability for common stock warrants and equity based on a relative fair value allocation of the stock issued and warrants issued to the unit holders. As a result, we initially recorded $621,171 of issuance costs as an offset to the liability for common stock warrants related to these fund raising activities in our consolidated balance sheet. We further recorded $10,353 of amortization expenses from these issue costs as “Costs of fund raising activities” in the statement of operations.

We currently do not hedge foreign exchange transaction exposures. Our assets and liabilities denominated in foreign currencies are immaterial.

Net loss

We incurred a net loss of $2,800,526 for the year ended December 31, 2004 compared to a net loss of $3,301,420 for the year ended December 31, 2003. The primary reason for the decrease in the net loss in 2004 was the revenues recognized from research agreements in 2004. In addition, net other income increased due to non-cash accounting consequences from the February 2004 private placement and the related bridge loan conversion, and the decrease in interest expense, as described above. The expense for variable accounting for stock options decreased $602,562, from $604,100 in 2003 to $1,538 in 2004.

Capital resources and liquidity

To date, we have raised equity and convertible debt financing and received research agreement revenues and grant revenues to fund our operations, and we expect to continue this practice to fund our ongoing operations. Since inception, we have raised net proceeds of approximately $36.6 million from private equity and convertible debt financings. We have also received approximately $1.9 million from research agreements and grant revenues.

Our cash and cash equivalents were $1,663,740 and $3,565,590 at December 31, 2005 and 2004, respectively. The decrease in our cash balance is due to the continued use of the proceeds from our financing in February 2004.

We used cash in operating activities of $2,516,610 for the year ended December 31, 2005 versus cash used in operating activities of $3,554,884 for the year ended December 31, 2004. This decrease primarily reflects the reduction of liabilities in 2004 from the proceeds of our financing in February 2004. Cash used in investing activities was negligible in 2005 and 2004. Net cash provided by financing activities was $672,749 for the year ended December 31, 2005 versus net cash provided by financing activities of $7,066,318 for the year ended December 31, 2004. This decrease primarily reflects additional funds raised in the financing in February 2004.

We have incurred recurring losses since our inception and expect to incur substantial additional research and development costs prior to reaching profitability. We raised $8,000,000 (net proceeds of $7,354,054) in February 2004. The cash balances remaining at December 31, 2005 are expected to fund our operations through August 31, 2006.

We incurred research and development costs of $1,742,782 in 2005 and $1,545,469 in 2004, excluding non-cash costs related to variable accounting for stock options and other costs associated with the issuance of equity instruments. The majority of our research and development costs are internal costs and license costs which are not specifically allocated to any of our research and development projects.

We anticipate that our cash balances as of December 31, 2005, coupled with anticipated funds received from operations, will be sufficient to cover our planned research and development activities, general operating expenses, and CSF-based diagnostic assay clinical costs through August 31, 2006. We will need additional funding prior to August 2006 to cover operations, and to fund clinical costs of any additional products in development, and to expand our therapeutic program. If additional funding is not obtained, we will not be able to fund clinical costs of any other programs, and will have to minimize or eliminate our therapeutic program, and possibly discontinue all our product development and/or operations. We are currently evaluating our options to maximize the value of our diagnostic technology, including evaluating out-licensing opportunities.

As we currently do not have any approved products in the marketplace, we do not have a time frame for generating significant revenues from our research and development activities.

We currently do not have sufficient resources to complete the commercialization of all of our proposed research projects. Therefore, we will need to raise substantial additional capital prior to August 2006 to fund our operations. We cannot be certain that any financing will be available when needed or on terms acceptable to us. If we fail to raise additional financing as we need it, we may have to delay or terminate our own product development programs or pass on opportunities to in-license or otherwise acquire new products that we believe may be beneficial to our business. We expect to continue to spend capital on:

•	research and development programs;
•	pre-clinical studies and clinical trials; and
•	regulatory processes.

The amount of capital we may need will depend on many factors, including the:

•	progress, timing and scope of research and development programs;
•	progress, timing and scope of our pre-clinical studies and clinical trials;
•	time and cost necessary to obtain regulatory approvals;
•	time and cost necessary to seek third party manufacturers to manufacture our products for us;
•	time and cost necessary to seek marketing partners to market our products for us;
•	time and cost necessary to respond to technological and market developments;
•	changes made to, or new developments in, our existing collaborative, licensing and other commercial relationships; and
•	new collaborative, licensing and other commercial relationships that we may establish.

Commitments

We have several financial commitments, including those relating to our license agreements with Albert Einstein College of Medicine ("AECOM").

Under our license agreements with AECOM, we are required to:

•
pay semi-annual maintenance payments in January and July each year, and pay quarterly funding payments in February, May, August and November each year as long as the license agreements are in place; and

•	pay the costs of patent prosecution and maintenance of the patents included in the agreement.

Our fixed expenses, such as rent, license payments and other contractual commitments, may increase in the future, as we may:

•	enter into additional leases for new facilities and capital equipment;
    • enter into additional licenses and collaborative agreements; and
    • incur additional expenses associated with being a public company.

In addition to the commitments to AECOM, we also have consulting agreements and minimum annual lease payments.

The following table summarizes the timing of these future long term contractual obligations and commitments for the next five years ending December 31:

Contractual Obligations	2006 Year 1	2007 Year 2	2008 Year 3	2009 Year 4	2010 Year 5	Total
Operating Leases	$102,000	$34,000	-	-	-	$136,000
Consulting Agreements with initial terms greater than one year	108,000	108,000	99,000	-	-	315,000
Commitments Under License Agreement with AECOM	425,000	475,000	500,000	-	-	1,400,000
Total Contractual Cash Obligations	$635,000	$617,000	$599,000	-	-	$1,851,000

We are obligated to continue to pay AECOM $500,000 for each year after 2008 in which the Agreements are still in effect. In addition, we are obligated to pay AECOM a percentage of all revenues we receive from selling and/or licensing any aspects of the AD technology that exceeds the minimum obligations reflected in the annual license maintenance payments.

Recently issued accounting statements

The Financial Accounting Standards Board (FASB) has issued Statement No. 123R, Share-Based Payment (SFAS 123R), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS 123R is effective for the Company starting with the quarter ending March 31, 2006. Early adoption is encouraged and retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. The Company estimates that the expense associated with SFAS 123R will be approximately $285,000 in 2006. See the Stock Option Plan discussion above for information related to the pro forma effects on the Company's reported net income (loss) and net income (loss) per common share of applying the fair value recognition provisions of the previous Statement of Financial Accountings Standards (SFAS) 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

In June 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its financial statements.

DESCRIPTION OF PROPERTY

We lease approximately 7,500 square feet of office and laboratory space in Vernon Hills, Illinois at an annual rental of approximately $125,000. We believe that we can acquire additional space, if needed, on acceptable terms.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2003, 2002 and 2001, due to cash constraints, officers of the Company deferred compensation, loaned funds to the Company and personally paid for some Company expenses. In June, 2002, $215,000 of the amount due to these officers was converted to shares of common stock at the merger adjusted market price of $0.228 per share. The balance due to these officers was paid in February 2004.

In 2003, Richard Stone, one of our directors, invested $100,000 in our convertible bridge debt, which earned interest at rate of 6% per annum. Mr. Stone’s investment, including accrued interest, was converted, at rate of $0.25 per unit of one share and 1.1 warrant, to 413,819 shares of common stock and 455,201 warrants to purchase shares of common stock at an exercise price of $0.30 per share in the debt conversion in conjunction with the February 2004 private placement. The conversion rate was the same offered to all holders of the bridge debt.

We believe that each of the transactions set forth above as well as those currently in effect were entered into on (i) terms as fair as those that could be obtained from independent third parties, and (ii) were ratified by a majority (but no less than two) of our independent directors who did not have an interest in the transaction and who had access to our counsel at our expense.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTC (Over-the-Counter) Bulletin Board and traded under the symbol, "APNS". Prior to November 25, 2003, our common stock was traded on the OTC Bulletin Board under the symbol “HMYD”. Our common stock was previously traded on the OTC Bulletin Board under the symbol “OPHD” until February 5, 2002.

The following table sets forth the range of high and low bid quotations for our common stock, and our predecessor’s common stock, from January 1, 2004 through March 31, 2006, and for each of the quarterly periods indicated as reported by the OTC Bulletin Board. Bid quotations reflect interdealer prices without retail markup, markdown, or commission and may not represent actual transactions.

	High	Low
2004:
First quarter	$0.59	$0.30
Second quarter	$0.34	$0.20
Third quarter$$	$0.23	$0.15
Fourth quarter	$0.38	$0.14

2005
First quarter	$0.32	$0.17
Second quarter	$0.42	$0.23
Third quarter$$	$0.37	$0.26
Fourth quarter	$0.39	$0.30

2006
First quarter	$0.33	$0.20
Second quarter	$0.20	$0.12

As of August 31, 2006, we had approximately 1,500 record holders of our common stock. We estimate that as of such date there were more than 1,000 beneficial holders of our common stock.

No dividends were paid in 2004, 2005 and 2006. There are no restrictions on the payment of dividends. We do not intend to pay dividends for the foreseeable future.

The securities of APNS that were issued or sold by us, since March 15, 2001 and were not registered with the SEC are described below. All of these issuances were made in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933.

In April 2001, our Board of Directors granted 13,168 ten-year stock options to a consultant of the Company exercisable at $1.50 per share which vest monthly over a twenty-four month period.

In April 2001, management issued non-qualifying stock options to two former employees to replace the incentive stock options previously granted. All terms of these options remained the same.

In November 2001, our Board of Directors granted to employees 2,050,898 ten-year stock options exercisable at $0.30 per share which vest one-fourth immediately and one-fourth per year beginning November, 2002. A consultant to the Company was granted 144,847 of these stock options, which were vested immediately.

In November 2001, we issued to accredited investors 4,474,649 shares of common stock upon conversion by such accredited investors of $2,038,810 of convertible bridge loans and accrued interest at a post-merger adjusted rate of $0.456 per share.

In November 2001, we issued 580,726 shares of common stock for $212,500 to accredited investors in a private placement.

In June 2002, we issued to accredited investors 7,201,971 shares of common stock upon conversion by such accredited investors of $1,810,883 of convertible bridge loans and accrued interest at a post-merger adjusted rate of $0.251 per share.

In June 2002, we issued 156,859 shares of common stock to certain pre-merger Molecular Geriatrics Corporation warrant holders in exchange for conversion of 650,139 warrants.

In June 2002, our Board of Directors granted to employees 434,168 ten-year stock options exercisable at $0.15 per share which vest one-fourth immediately and one-fourth per year beginning in June, 2003. Our Board of Directors also granted to a consultant of the Company 33,430 of these stock options.

In June 2002, our Board of Directors approved adjusting the exercise price of 4,399,052 stock options held by employees and consultants to $0.15 per share. The adjustment to the exercise price of these options changed the accounting treatment for these stock options to variable accounting until they are exercised. For the year ended December 31, 2003, we recorded compensation expense under variable accounting equal to $604,100 related to these modified options. For the year ended December 31, 2002 we did not record any compensation expense related to these options with the adjusted exercise price as our stock price was below $0.15 as of December 31, 2002.

Prior to the merger with Molecular Geriatrics, in September 2002, the Company issued to certain of its shareholders, in exchange for past services, 1,737,164 five-year warrants exercisable at $0.0001 to purchase shares of common stock.

Prior to the merger with Molecular Geriatrics, in September 2002, the Company issued to Prism Ventures, an entity controlled by our two largest shareholders, in lieu of compensation, 800,000 five year warrants exercisable at $0.20 to purchase shares of common stock. These warrants were issued to Prism Ventures in exchange for general consulting relative to financings and other transactions of the Company or its affiliates, which services were valued at $119,934.

In September 2002, in connection with our merger with Molecular Geriatrics, each share of Molecular Geriatrics stock was exchanged for .658394 shares of our common stock. Each stock option of Molecular Geriatrics was exchanged for .658394 stock options of the Company. Each warrant to purchase common stock of Molecular Geriatrics was exchanged for .658394 warrants to purchase common stock of the Company.

In September 2003, our Board of Directors granted to employees 5,337,000 ten-year stock options exercisable at $0.15 per share which vest one-fourth immediately and one-fourth per year beginning in September, 2004. Our Board of Directors also granted to consultants 752,000 of these stock options.

In September 2003, we issued to Richard Stone, one of our directors, and David Stone, a consultant and the brother of Richard Stone, 750,000 and 500,000 five-year warrants, respectively, exercisable at $0.15 to purchase shares of Common Stock. These warrants were issued to Mr. Richard Stone and Mr. David Stone in lieu of compensation for financial advisory activities, which were valued at $71,432 and $47,621, respectively.

In September 2003, we issued to Equity Communications LLC 800,000 five-year warrants and to MCC Securities 50,000 five-year warrants, all of which are exercisable at $0.20 to purchase shares of common stock. We issued these warrants to Equity Communications in lieu of compensation for investor relations and public relations consulting services, which services were valued at $69,315. We issued these warrants issued to MCC Securities in lieu of compensation for financial advisory services in connection with capital raising activities, which services were valued at $4,762.

In February 2004, we issued to accredited investors 32,000,000 shares of common stock and five year warrants to purchase an additional 32,000,000 shares of our common stock for $0.30 per share for $8,000,000 ($7,354,054) proceeds net of commissions and legal fees). Upon closing the private placement, accredited investors holding convertible bridge loans, converted those loans plus accrued interest at conversion rate of $0.25 per share and 1.1 warrants into shares of our common stock and warrants. We issued to those accredited investors upon conversion of the convertible debt 10,440,714 shares of our common stock and 11,484,788 warrants to purchase shares of our common stock at $0.30 per share. In connection with this transaction, we also paid to the placement agent, and selected dealers, commissions of $560,000 in cash and issued to the placement agent, and selected dealers, warrants to purchase 3,200,000 shares of our common stock at $0.30 per share.

We issued 200,000 warrants to Equity Communications LLC in January 2004, in lieu of compensation, for investor relations and business consulting services valued at $42,705. These warrants have an exercise price of $0.20 per share, and expire in January 2009. The Company's issuance of the warrants to Equity Communications was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

We issued 400,000 shares of common stock and 400,000 warrants to Sunrise Securities in February 2004, in lieu of compensation, for financial advisory and business consulting services valued at $269,426. These warrants have an exercise price of $0.30 per share, and expire in February 2009. The Company's issuance of the shares of common stock and the warrants to these consultants was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

We issued 100,000 shares of common stock to Virtual Concepts in February 2004, in lieu of compensation, for financial advisory and business consulting services valued at $40,000. The Company's issuance of the shares of common stock to Virtual Concepts was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

In November 2004, we issued 100,000 shares of common stock to Dr. Peter Davies, our founding scientist, in lieu of compensation, for scientific consulting services valued at $25,000. The Company's issuance of the shares of common stock to Dr. Davies was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

In November 2004, we issued 500,000 warrants to Equity Communications, LLC, in lieu of compensation, for investor relations and business consulting services valued at $44,160. These warrants have an exercise price of $0.30 per share, and expire in November 2009. Our issuance of these warrants to Equity Communications, LLC was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

In November 2004, we issued 200,000 warrants to David Stone and 200,000 warrants to Edward Benjamin, in lieu of compensation, for investor relations and business consulting services valued at $37,910. These warrants have an exercise price of $0.25 per share, and expire in November 2009. Our issuance of these warrants to David Stone and Edward Benjamin was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

In April 2005, our Board of Directors granted to officers and directors an aggregate of 3,302,565 ten-year stock options exercisable at $0.285 per share which vest one-fourth immediately and one-fourth per year beginning in April 2006.

On July 10, 2006, in connection with the sale of 12% senior unsecured notes due January 10, 2006 in the aggregate principal amount of $500,000 under a Note and Warrant Purchase Agreement we entered into with private investors, we issued five year warrants exercisable to purchase an aggregate of 922,500 shares of the Registrant’s common stock at an exercise price of $.0025 per share. These warrants are immediately exercisable.

Securities authorized for issuance under equity compensation plans

In October 2002, the Board of Directors approved a Stock Option Plan (the “Plan”) under which officers, employees, directors and consultants may be granted incentive or non-qualified stock options to acquire common stock. The incentive stock options granted under the Plan are intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986. The exercise price of each option is no less than the market price of the Company’s stock on the date of the grant, and an option’s maximum term is ten years. Options typically vest over a four year period. The Plan calls for a maximum of 12,000,000 options to purchase shares of Common Stock. The Plan was approved by shareholders in 2003. A registration statement, Form S-8, was filed in December 2004, registering the stock option plan.

In 2005, our compensation committee approved 4,345,136 stock options to employees, directors and consultants. The stock options granted in 2005 increased the total outstanding stock options to 14,384,772. This is in excess of the 12,000,000 options allowed under the current stock option plan. In September 2005, the Board of Directors approved an increase in the options to be issued under the plan to 20,000,000. The Company will be seeking shareholder approval for an increase in the maximum allowable options under the plan.

    The following table summarizes outstanding options under our Stock Option Plan as of December 31, 2005. Options granted in the future under the Plan are within the discretion of the Company’s Compensation Committee and therefore cannot be ascertained at this time.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities) Reflected in column (a)
Equity compensation plans Approved by security holders	12,000,000	$0.20	-0-
Equity compensation plans not approved by security holders	2,384,772(1)	$0.30	-5,615,228(2)
Total	14,384,772	$0.22	-0-

Our only equity compensation plan is the Applied NeuroSolutions, Inc. (formerly known as Hemoxymed, Inc.) 2003 Stock Option Plan.

(1)   On September 13, 2005, the Company's Board of Directors increased the size of our 2003 Stock Option Plan from 12,000,000 shares to 20,000,000 shares. During 2005, the Compensation Committee granted an aggregate of 4,345,136 options. At its annual meeting of stockholders held on June 20, 2006, the Company was seeking to secure stockholder approval of the increase in the number of shares covered by the 2003 Stock Option Plan and the grant of 2,552,565 options to executive officers and 1,050,000 options to the Company's independent directors made subsequent to the Board of Director's approval of the amendment to the 2003 Stock Option Plan. The shareholders rejected the proposal to increase the number of shares covered by the 2003 Stock Option Plan and rejected the stock option grants made in 2005.

(2)   Prior to, and without giving effect to, the stockholder approval of the amendment to the 2003 Stock Option Plan and the subsequent grants of options to executive officers and independent directors.

EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid for services in all capacities during 2005, 2004 and 2003 by our Chief Executive Officer, President and Chief Operating Officer, Vice-President of R & D, and Chief Financial Officer.

		AnnualCompensation						Long Term Compensation
Name and Principal Position	Year		Salary		Bonus		Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options		All Other Compensation
Bruce N. Barron CEO (1)	2005 2004 2003	$ $ $	N/A 249,767 228,600	$ $ $	N/A 0 0	$ $ $	N/A 0 0	N/A 0 0	N/A 0 1,700,000	$ $ $	N/A 0 0
John DeBernardis Pres. & COO (2)	2005 2004 2003	$ $ $	292,500 244,600 217,600	$ $ $	0 0 0	$ $ $	0 0 0	0 0 0	1,039,241(3) 0 1,500,000	$ $ $	0 0 0
Daniel Kerkman V.P. of R & D	2005 2004 2003	$ $ $	195,750 191,509 151,600	$ $ $	0 0 0	$ $ $	0 0 0	0 0 0	735,045(3) 0 400,000	$ $ $	0 0 0
David Ellison CFO	2005 2004 2003	$ $ $	180,750 135,600 103,600	$ $ $	0 0 0	$ $ $	0 0 0	0 0 0	778,279(3) 0 500,000	$ $ $	0 0 0

(1) Mr. Barron was CEO of the Company through September 2004. Mr. Barron was paid $48,000 as compensation for consulting services rendered to the Company in 2005. He also received a grant of 200,000 options for his services as a director of the Company.
(2) Dr. DeBernardis has been President and CEO of the Company since October 2004. He was previously President and Chief Operating Officer.
(3) Stock options granted in 2005 are subject to stockholder approval of an increase in number of shares covered by the 2003 Stock Option Plan. At the Company’s annual shareholder meeting on June 20, 2006, the proposal to approve an increase in the Company’s stock option plan and to approve all stock options granted in 2005 was rejected, thus these stock option grants were cancelled.

OPTION/SAR GRANTS IN 2005

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year(%)	Base Price ($/Share)	Exercise or Expiration Date	5% ($)	10% ($)
John F. DeBernardis	1,039,241	23.9%	$0.285	4/25/15	$14,809	$29,618
Daniel Kerkman	735,045	16.9%	$0.285	4/25/15	$10,474	$20,949
David Ellison	778,279	17.9%	$0.285	4/25/15	$11,090	$22,181
_____________

(1) The Company did not grant any stock appreciation rights (SARs) in 2005.

(2) The dollar amounts under these columns are the result of calculations at the 5% and 10% compounded annual appreciation rates prescribed by the SEC and, therefore, are not intended to forecast possible future price appreciation, if any, of our common stock.

AGGREGATED OPTION EXERCISES IN 2005
AND FISCAL YEAR END STOCK OPTION VALUES
	Number of Shares Acquired Upon Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options At Year End(#)		Value of Unexercised In-the-Money Options($) (1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
John F. DeBernardis, Ph. D.	0	0	2,394,483	1,154,430	$419,877	$114,119
Daniel Kerkman, Ph.D.	0	0	926,010	651,284	$151,134	$49,321
David Ellison	0	0	868,584	708,710	$138,764	$55,584
_____________

(1)	Based on the closing price for our common stock on December 31, 2005 of $0.34 per share.

Employment agreements

John F. DeBernardis, Ph.D., the President and Chief Executive Officer, is employed pursuant to an agreement through October 31, 2007 which provides for a minimum base salary of $282,000 per year.

Daniel J. Kerkman, Ph.D., the Vice President of R & D, is employed pursuant to an agreement through October 31, 2007 that provides for a minimum base salary of $189,000 per year.

David Ellison, the Chief Financial Officer and Corporate Secretary, is employed pursuant to an agreement through October 31, 2007 that provides for a minimum base salary of $174,000 per year.

These agreements provide for severance pay, if the officer is terminated without cause, of the greater of (i) one-year compensation or (ii) compensation for the remaining term of the agreement.

Compensation of directors

    Directors receive annual option grants as compensation for their service as members of the board of directors. Directors are reimbursed for reasonable out-of-pocket expenses incurred in the performance of their duties and the attendance of board meetings and any meeting of stockholders. Mr. Barron received $48,000 in 2005 to compensate him for his time spent advising the Company on various matters.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Applied NeuroSolutions, Inc. files current, quarterly and annual reports with the SEC on forms 8-K, 10-QSB, and 10-KSB. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Copies of such material can be obtained from the public reference section of the SEC at prescribed rates. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to the registration statement, each statement made in this prospectus relating to such documents being qualified in all respect by such reference.

FINANCIAL STATEMENTS

APPLIED NEUROSOLUTIONS, INC.
(a development stage company)

FINANCIAL STATEMENTS

Contents

Page
For The Years Ended December 31, 2005 and 2004
Report of Independent Registered Public Accounting Firm	60

Consolidated Balance Sheets as of December 31, 2005 and 2004	61
Consolidated Statements of Operations for the Years Ended December 31, 2005 and 2004 and for the Cumulative Period From March 14, 1992 (inception) to December 31, 2005	62
Consolidated Statements of Stockholders’ Equity/(Deficit) for the Years Ended December 31, 2005 and 2004 and for the Cumulative Period From March 14, 1992 (inception) to December 31, 2005	63
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2004 and for the Cumulative Period From March 14, 1992 (inception) to December 31, 2005	65
Notes to Consolidated Financial Statements for the Years Ended December 31, 2005 and 2004 and for the Cumulative Period From March 14, 1992 (inception) to December 31, 2005	68

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Audit Committee and Board of Directors
Applied NeuroSolutions, Inc. and subsidiaries
Vernon Hills, Illinois

We have audited the accompanying consolidated balance sheet of Applied NeuroSolutions, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity/(deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Applied NeuroSolutions, Inc. as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1(c) to the financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit and requires additional capital to support the Company's continued development efforts, which raises substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 1(c).  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Virchow, Krause & Company, LLP

Chicago, Illinois
March 27, 2006

APPLIED NEUROSOLUTIONS, INC.
(a development stage company)

CONSOLIDATED BALANCE SHEETS
	December 31,
	2005	2004
Assets
Current assets:
Cash	$1,663,740	$3,565,590
Accounts receivable	46,580	353,550
Prepaids and other current assets	150,848	25,539
Total current assets	1,861,168	3,944,679

Property and equipment:
Equipment and leaseholds	2,160,741	2,102,752
Accumulated depreciation and amortization	(2,099,531)	(2,076,670)
Net property and equipment	61,210	26,082

Other assets:
Deposits	15,493	15,493
Total other assets	15,493	15,493
Total assets	$1,937,871	$3,986,254
Liabilities and Stockholders' Equity / (Deficit)
Current liabilities:
Accounts payable	$103,447	$108,007
Capital lease payable, current portion	1,211	4,385
Deferred research agreement revenues	94,200	450,000
Accrued consultant fees	18,900	36,300
Accrued vacation wages	65,311	45,171
Other accrued expenses	37,829	77,709
Total current liabilities	320,898	721,572

Long term liabilities:
Capital lease payable, net of current portion	-	1,211
Total long term liabilities	-	1,211

Stockholders' equity / (deficit) (See Note 10):
Preferred stock, par value $0.0025: none issued and outstanding	-	-
Common stock, par value $0.0025: 94,520,878 and 90,765,106 issued shares, 94,497,584 and 90,741,812 outstanding shares	236,244	226,855
Treasury stock, 23,294 shares held in treasury	(10,614)	(10,614)
Additional paid in capital	42,604,668	41,639,914
Deficit accumulated during the development stage	(41,213,325)	(38,592,684)
Total stockholders' equity / (deficit)	1,616,973	3,263,471
Total liabilities and stockholders' equity / (deficit)	$1,937,871	$3,986,254
See accompanying notes to consolidated financial statements.

APPLIED NEUROSOLUTIONS, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		Period from March 14, 1992 (inception) to December 31,
	2005	2004	2005

Research agreement revenues	$480,000	$253,000	$1,233,000
Grant revenues	-	-	669,022
Total revenues	480,000	253,000	1,902,022

Operating expenses:
Research and development	1,890,779	1,546,158	27,261,979
General and administrative	1,263,755	1,651,915	12,228,962
Loss on impairment of intangible assets	-	-	411,016
Loss on writedown of leasehold improvements	-	-	1,406,057
Total operating expenses	3,154,534	3,198,073	41,308,014

Operating loss	(2,674,534)	(2,945,073)	(39,405,992)

Other (income) expense:
Interest expense	588	16,081	485,445
Interest income	(54,481)	(36,986)	(796,206)
Amortization of debt discount	-	-	272,837
Beneficial conversion of debt to equity	-	-	274,072
Inducement to convert debt to equity	-	-	1,631,107
Cost of fund raising activities	-	62,582	62,582
Loss on extinguishments of debt	-	4,707,939	4,707,939
Gain on derivative instruments, net	-	(4,894,163)	(4,894,163)
Net other (income) expense	-	-	63,720
Total other (income) expense	(53,893)	(144,547)	1,807,333

Net loss	(2,620,641)	(2,800,526)	(41,213,325)

Less: Fair value of induced preferred stock conversion.........................	-	-	(1,866,620)
Net loss attributable to common shareholders..............................	$(2,620,641)	$(2,800,526)	$(43,079,945)

Basic and diluted loss per common share:
Net loss attributable to common shareholders per share - basic	$(0.03)	$(0.03)	$(1.87)
Net loss attributable to common shareholders per share - diluted	$(0.03)	$(0.03)	$(1.87)
Weighted average shares - basic	92,881,909	87,080,086	23,013,485
Weighted average shares - diluted	92,881,909	87,080,086	23,013,485

  APPLIED NEUROSOLUTIONS, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY / (DEFICIT)
FOR THE PERIOD FROM MARCH 14, 1992 (INCEPTION) TO DECEMBER 31, 2005

Shares	CommonStock		Treasury Stock	Additional Paid in Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficit)
Issuance of Common Stock	372,682	$932	$-	$(332)	$-	$600
Net loss	-	-	-	-	(922,746)	(922,746)
Balance at December 31, 1992	372,682	932	-	(332)	(922,746)	(922,146)
Issuance of Common Stock	434,793	1,087	-	(387)	-	700
Issuance of Preferred Stock, subsequently converted to Common Stock	165,936	415	-	1,201,750	-	1,202,165
Issuance of Preferred Stock, subsequently converted to Common Stock	762,066	1,905	-	5,640,172	-	5,642,077
Issuance of Common Stock upon conversion of note and accrued interest	368,322	921	-	2,964,005	-	2,964,926
Net loss	-	-	-	-	(4,875,845)	(4,875,845)
Balance at December 31, 1993	2,103,799	5,260	-	9,805,208	(5,798,591)	4,011,877
Issuance of Preferred Stock, subsequently converted to Common Stock	533,020	1,333	-	4,006,404	-	4,007,737
Retirement of Common Stock	(1,887)	(5)	-	(13,663)	-	(13,668)
Net loss	-	-	-	-	(6,154,275)	(6,154,275)
Balance at December 31, 1994	2,634,932	6,588	-	13,797,949	(11,952,866)	1,851,671
Issuance of Preferred Stock, subsequently converted to Common Stock	493,801	1,235	-	748,765	-	750,000
Issuance of Preferred Stock upon conversion of bridge loan and accrued interest, subsequently converted to Common Stock	689,179	1,723	-	1,005,840	-	1,007,563
Net loss	-	-	-	-	(2,191,159)	(2,191,159)
Balance at December 31, 1995	3,817,912	9,546	-	15,552,554	(14,144,025)	1,418,075
Issuance of Preferred Stock, subsequently converted to Common Stock	4,957,145	12,393	-	6,864,881	-	6,877,274
Issuance of Common Stock	31,802	80	-	96,524	-	96,604
Net loss	-	-	-	-	(2,591,939)	(2,591,939)
Balance at December 31, 1996	8,806,859	22,019	-	22,513,959	(16,735,964)	5,800,014
Issuance of Common Stock in connection with acquisition of intangible assets	131,682	329	-	399,671	-	400,000
Net loss	-	-	-	-	(2,040,092)	(2,040,092)
Balance at December 31, 1997	8,938,541	22,348	-	22,913,630	(18,776,056)	4,159,922
Net loss	-	-	-	-	(2,549,920)	(2,549,920)
Balance at December 31, 1998	8,938,541	22,348	-	22,913,630	(21,325,976)	1,610,002
Net loss	-	-	-	-	(1,692,356)	(1,692,356)
Balance at December 31, 1999	8,938,541	22,348	-	22,913,630	(23,018,332)	(82,354)
Issuance of Preferred Stock, subsequently converted to Common Stock	1,466,495	3,666	-	983,614	-	987,280

Shares	CommonStock		Treasury Stock	Additional Paid in Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficit)
Extension of warrants to purchase shares of Common Stock	-	-	-	154,685	-	154,685
Stock options granted to non-employees	-	-	-	315,976	-	315,976
Net loss	-	-	-	-	(2,395,538)	(2,395,538)
Balance at December 31, 2000	10,405,036	26,014	-	24,451,311	(25,413,870)	(936,545)
Issuance of Common Stock upon conversion of bridge loans/accrd. int	4,474,649	11,185	-	2,027,696	-	2,038,881
Issuance of Common Stock	580,726	1,452	-	211,048	-	212,500
Stock options granted to non-employees	-	-	-	77,344	-	77,344
Issuance of warrants to purchase shares of Common Stock	-	-	-	27,367	-	27,367
Options reissued to adjust exercise term	-	-	-	64,033	-	64,033
Beneficial conversion feature of convertible debt	-	-	-	229,799	-	229,799
Induced conversion of convertible debt	-	-	-	1,631,107	-	1,631,107
Net loss	-	-	-	-	(4,146,913)	(4,146,913)
Balance at December 31, 2001	15,460,411	38,651	-	28,719,705	(29,560,783)	(802,427)
Issuance of Common Stock upon conversion of bridge loans, accrued interest, other payables and as payment for services	7,201,971	18,005	-	1,792,878	-	1,810,883
Issuance of Common Stock upon conversion of warrants	156,859	392	-	35,536	-	35,928
Stock options granted to non-employees	-	-	-	6,136	-	6,136
Repurchase of Common Stock	(23,294)	(58)-	(10,614)	58	-	(10,614)
Merger between the Company and Molecular Geriatrics Corporation	24,905,151	62,263	-	(62,263)	-	-
Issuance of warrants to purchase shares of Common Stock	-	-	-	159,934	-	159,934
Net loss	-	-	-	-	(2,929,955)	(2,929,955)
Balance at December 31, 2002	47,701,098	119,253	(10,614)	30,651,984	(32,490,738)	(1,730,115)
Variable accounting for stock options	-	-	-	604,100	-	604,100
Stock options granted to non-employees	-	-	-	80,975	-	80,975
Issuance of warrants to purchase shares of common stock	-	-	-	193,130	-	193,130
Net loss	-	-	-	-	(3,301,420)	(3,301,420)
Balance at December 31, 2003	47,701,098	119,253	(10,614)	31,530,189	(35,792,158)	(4,153,330)
Issuance of units in private placement	32,000,000	80,000	-	1,483,066	-	1,563,066
Issuance of placement agent warrants	-	-	-	875,407	-	875,407
Issuance of units upon conversion of bridge loans	10,440,714	26,102	-	7,292,016	-	7,318,118
Issuance of common stock for services	200,000	500	-	64,500	-	65,000
Issuance of units for services	400,000	1,000	-	268,426	-	269,426
Issuance of warrants to purchase shares of common stock	-	-	-	124,775	-	124,775
Variable accounting for stock options	-	-	-	1,535	-	1,535
Net loss	-	-	-	-	(2,800,526)	(2,800,526)

Shares	CommonStock		Treasury Stock	Additional Paid in Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficit)
Balance at December 31, 2004	90,741,812	226,855	(10,614)	41,639,914	(38,592,684)	3,263,471
Issuance of stock upon exercise of warrants	3,755,772	9,389	-	667,745	-	677,134

Issuance of stock options to purchase shares of common stock	-	-	-	77,057	-	77,057
Variable accounting for stock options	-	-	-	219,952	-	219,952
Net loss	-	-	-	-	(2,620,641)	(2,620,641)
Balance at December 31, 2005	94,497,584	$236,244	$(10,614)	$42,604,668	$(41,213,325)	$1,616,973

See accompanying notes to consolidated financial statements

 APPLIED NEUROSOLUTIONS, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		Period from March 14, 1992 (inception) to December 31,
	2005	2004	2005

Cash flows from operating activities:
Net loss	$(2,620,641)	$(2,800,526)	$(41,213,325)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	22,861	13,423	2,584,624
Non-cash expense for equity compensation	-	434,202	2,379,241
Non-cash expense for equity compensation to employees and directors	297,009	1,535	1,129,381
Non-cash interest expense	-	14,844	105,046
Amortization of deferred financing costs costs	-	6,458	111,000
Non-cash expense for beneficial conversion of debt	-	-	274,072
Non cash expense for induced conversion of debt	-	-	1,631,107
Non-cash expense for loss on extinguishments of debt	-	4,707,939	4,707,939
Non-cash income for gain on derivative instrument, net	-	(4,894,163)	(4,894,163)
Amortization of intangible assets	-	-	328,812
Loss on writedown of leasehold Improvements	-	-	1,406,057
Loss on impairment of intangible assets	-	-	411,016
Gain on sale of equipment	-	-	(250)
Fund raising expense	-	62,582	62,582
Changes in assets and liabilities:
Accounts receivable	306,970	(302,820)	156,710
Prepaids and other assets	(125,309)	26,810	(151,623)
Accounts payable	(4,560)	(193,301)	200,051
Deferred research agreement revenues	(355,800)	175,000	94,200
Accrued wages	-	(293,310)	-
Accrued collaborator payments	-	(253,667)	-
Accrued consultant fees	(17,400)	(173,800)	43,900
Accrued vacation wages	20,140	(4,755)	65,311
Other accrued expenses	(39,880)	(81,335)	189,979
Net cash used in operating activities	(2,516,610)	(3,554,884)	(30,378,333)

Cash flows from investing activities:
Acquisition of investment securities	-	-	(9,138,407)
Redemption of investment securities	-	-	9,138,407
Acquisition of intangible assets	-	-	(339,829)
Acquisition of equipment and leasehold improvements	(57,989)	(18,609)	(4,037,754)
Net cash used in investing activities Activities	(57,989)	(18,609)	(4,377,583)

	Year Ended December 31,		Period from March 14, 1992 (inception) to December 31,
	2005	2004	2005
Cash flows from financing activities:
Proceeds from issuance of Preferred Stock	-	-	12,193,559
Proceeds from issuance of units, net of issuance costs	-	7,354,054	18,971,031
Proceeds from exercise of warrants	677,134	-	677,134
Deferred financing costs incurred	-	-	(111,000)
Advances from (repayments to) director and shareholders	-	(200,000)	120,000
Principal payments under capital lease	(4,385)	(3,736)	(10,555)
Proceeds from issuance of promissory loans payable	-	-	4,438,491
Payments to shareholders for registration statement penalties	-	(84,000)	(84,000)
Payments to repurchase Common Stock	-	-	(10,614)
Payments received on employee stock purchase notes receivable	-	-	235,610
Net cash provided by financing activities	672,749	7,066,318	36,419,656

Net increase (decrease) in cash	(1,901,850)	3,492,825	1,663,740

Cash beginning of period	3,565,590	72,765	-

Cash end of period	$1,663,740	$3,565,590	$1,663,740

Supplemental cash flow information:
Cash paid for interest	$588	$1,237	$42,057

Supplemental disclosure of non-cash investing and financing activities:

Issuance of stock for prior services	$-	$-	$4,149,521
Intangible assets acquired in exchange for stock	$-	$-	$400,000
Equipment acquired under capital lease	$-	$-	$11,766
Issuance of stock for promissory loans payable	$-	$2,473,991	$2,473,991
Issuance of stock for accrued interest on promissory loans payable	$-	$136,188	$136,188
See accompanying notes to consolidated financial statements.

APPLIED NEUROSOLUTIONS, INC.

(a development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Summary of Significant Accounting Policies

(a)	Organization and Basis of Presentation

Applied NeuroSolutions, Inc. ("APNS") is a development stage biopharmaceutical company. Prior to 2004, the Company had two wholly-owned operating subsidiaries. One of the wholly-owned operating subsidiaries was Molecular Geriatrics Corporation ("MGC"), a development stage biopharmaceutical company incorporated in November 1991, with operations commencing in March 1992, to develop diagnostics to detect, and therapeutics to treat, Alzheimer's disease (“AD”).

The other wholly-owned operating subsidiary was Hemoxymed Europe, SAS, a development stage biopharmaceutical company incorporated in February 1995 to develop therapies aimed at improving tissue oxygenation by increasing oxygen release from hemoglobin to provide therapeutic value to patients with serious, although unmet or underserved, medical needs. We are not currently funding the development of this technology. The Company dissolved these two subsidiaries, and transferred all of their assets to APNS in 2004.

On September 10, 2002, Hemoxymed, Inc. and Molecular Geriatrics Corporation (“MGC:) established a strategic alliance through the closing of a merger (the "Merger") with MGC. The Merger Agreement provided that the management team and Board of Directors of MGC took over control of the merged company. The transaction was tax-free to the shareholders of both companies. In October 2003, t he Company changed its name to Applied NeuroSolutions, Inc.

This transaction has been accounted for as a reverse merger. For financial reporting purposes, MGC is continuing as the primary operating entity under the Company’s name, and its historical financial statements have replaced those of the Company. Thus, all financial information prior to the Merger date is the financial information of MGC only.

The consolidated financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 7, "Accounting and Reporting by Development Stage Enterprises," which requires development stage companies to employ the same accounting principles as operating companies.

The Company is subject to risks and uncertainties common to small cap biotech companies, including competition from larger, well capitalized entities, patent protection issues, availability of funding and government regulations.

(b)	Principles of Consolidation

Prior to 2004, the consolidated financial statements include the accounts of the Company and its subsidiaries, MGC and Hemoxymed Europe, SAS. All significant intercompany balances and transactions have been eliminated.

(c)	Going Concern

The Company has experienced losses since inception in addition to incurring cash outflows from operating activities for the last two years as well as since inception. The Company expects to incur substantial additional research and development costs and future losses prior to reaching profitability. These matters have raised substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern is dependent on obtaining adequate funding and ultimately achieving profitable operations. In the opinion of management, the Company anticipates its' cash balances as of December 31, 2005, coupled with anticipated funds to be received from operations, will be adequate to fund operations through August 31, 2006. The Company will need additional funding prior to August 2006 to cover operations, and to fund the majority of the remaining clinical costs for the CSF-based diagnostic as well as clinical costs of any additional products in development, and to expand its' therapeutic program. If additional funding is not obtained, the Company will not be able to fund clinical costs of any programs, and the Company will have to minimize or eliminate its therapeutic program, and possibly discontinue all our product development and/or our operations. We are currently evaluating our options to maximize the value of our diagnostic technology, including evaluating out-licensing opportunities. This would have a material adverse effect on the Company's operations and its' prospects. The Company intends to seek such additional funding through private and/or public financing or through collaborative or other arrangements with corporate partners, however, there is no assurance that additional funding will be available for the Company to finance its operations on acceptable terms, or at all.

(d)	Cash

The Company maintains cash at financial institutions from time to time in excess of the Federal Depository Insurance Corporation (FDIC) insured limit.

(e)	Revenue Recognition

The Company generates revenues from research agreements and grants and recognizes these revenues when earned. Grant revenues represent funds received from certain government agencies for costs expended to further research on the subject of the grant. For arrangements that contain multiple deliverables, the Company separates the deliverables into separate accounting units if they meet all of the following: a) the delivered items have stand-alone value to the customer; b) the fair value of any undelivered items can be reliably determined; and c) if the arrangement includes a general right of return, delivery of the undelivered items is probable and substantially controlled by the seller. Deliverables that do not meet these criteria are combined with one or more other deliverables into one accounting unit. Revenue from each accounting unit is recognized based on the applicable accounting literature, primarily Staff Accounting Bulletin No. 104 (SAB 104), “Revenue Recognition”.

(f)	Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost. Depreciation of equipment is calculated using accelerated methods over their useful lives, approximating five to seven years. Amortization of leasehold improvements is provided on the straight-line method over the lesser of the asset’s remaining useful life or the remaining lease term.

(g)	Research and Development

All research and development costs are expensed as incurred and include salaries of, and expenses related to, employees and consultants who conduct research and development. The Company has entered into arrangements whereby the Company will obtain research reimbursements in the form of funds received to partially reimburse the Company for costs expended. For the years ended December 31, 2005 and 2004,the Company has recorded reimbursements of $76,750 and $128,817 against research and development expense, respectively.

(h)	Income Taxes

Under the asset and liability method of SFAS No. 109, Accounting for Income Taxes, the Company’s deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is recorded for the portion of the deferred tax assets that are not expected to be realized based on the levels of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible.

(i)	Stock Option Plan

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and SFAS Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.
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The weighted average estimated fair value of the options granted in 2005 and 2004 was $0.17 and $0.10, respectively, based on the Black-Scholes valuation model using the following assumptions:

	2005	2004

Risk-free interest rate	3.73%	3.00%
Dividend yield	0.00%	0.00%
Expected volatility	75.00%	75.00%

From time to time, the Company has issued equity awards to non-employees. In these instances, the Company applies the provisions of SFAS No. 123 and EITF No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” which results in the recognition of expense related to these awards over the vesting or service period of an amount equal to the estimated fair value of these awards at their respective measurement dates (see Note 3).

For its fixed awards with pro-rata vesting provisions, the Company calculates any compensation expense recorded in the consolidated financial statements or included in the pro-forma net loss required by the disclosure only provisions of SFAS No. 123 on a straight-line basis.

(j)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period, to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(k)	Computation of Net Loss Attributable to Common Shareholder per Share

Net loss attributable to common shareholder per share is computed based upon the weighted average number of common shares outstanding during the period as if the exchange of common shares in the merger between the Company and MGC was in effect at the beginning of all periods presented.

For each period, net loss attributable to common shareholder per share is computed based on the weighted average number of common shares outstanding with potential equivalent shares from all stock options, warrants and convertible investor bridge loans excluded from the computation because their effect is antidilutive. The Company had 14,384,772 stock options and 49,164,642 warrants outstanding to issue common stock at December 31, 2005. The Company had 10,039,636 stock options and 52,947,998 warrants outstanding to issue common stock at December 31, 2004.

(l)	Fair Value of Financial Instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable, loans payable, and other accrued expenses. The carrying value of these financial instruments approximate their fair values due to the nature and short-term maturity of these instruments.

(m)	Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued Statement No. 123R, Share-Based Payment (SFAS 123R), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS 123R is effective for the Company starting with the quarter ending March 31, 2006. Early adoption is encouraged and retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. The Company estimates that the expense associated with SFAS 123R will be approximately $285,000 in 2006. See the Stock Option Plan discussion above for information related to the pro forma effects on the Company's reported net income (loss) and net income (loss) per common share of applying the fair value recognition provisions of the previous Statement of Financial Accountings Standards (SFAS) 123, Accounting for Stock-Based Compensation , to stock-based employee compensation.

In June 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, Accounting Changes and Error Corrections , a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its financial statements.

Note 2 - Property and Equipment

Property and equipment consist of the following:

	December 31, 2005	December 31, 2004

Equipment	$2,064,362	$2,006,373
Equipment held under capital lease	11,766	11,766
Leasehold improvements	84,613	84,613
	2,160,741	2,102,752
Less accumulated depreciation and amortization	(2,099,653)	(2,076,670)

	$61,210	$26,082

Depreciation and amortization expense amounted to $22,861 and $13,423 for the years ended December 31, 2005 and 2004 respectively.

Note 3 - Warrants

The Company issued warrants to investors in conjunction with funds raised in December 1995. These warrants had an original expiration date of December 2000. During 2000, these warrants were extended until December 2001. Compensation expense related to this extension was $154,685 in 2000. These warrants expired, unexercised, in December 2001.

The Company issued warrants to investors in conjunction with funds raised in August through November 2000. Compensation expense related to the issuance of these warrants was $83,406 in 2000. These warrants were converted to shares of Common Stock in the 2001 Recapitalization (see Note 4).

The Company issued warrants to investors in conjunction with funds raised in February through December 2001. Compensation expense related to the issuance of these warrants was $27,367 in 2001. The majority of these warrants were converted to shares of Common Stock in the 2001 Recapitalization (see Note 4). Total compensation expense of $351,811 was recognized upon the conversion of all the warrants in 2002. Of these warrants, 220,945 remain outstanding at December 31, 2004, with an exercise price of $0.15 per share. These warrants expire in December 2006.

The Company, in September 2002 prior to the Merger date, issued 1,562,258 warrants to previous investors in the Company. These warrants have an exercise price of $0.0001 per share, and expire in September 2009.

The Company issued 800,000 warrants, in September 2002, to an entity controlled by the two largest shareholders of Hemoxymed (prior to the Merger), in lieu of compensation. Compensation expense related to the issuance of these warrants was $159,934 in 2002. These warrants have an exercise price of $0.20 per share, and expire in September 2007.

The Company issued 850,000 warrants to consultants in September 2003, in lieu of compensation. Compensation expense related to the issuance of these warrants was $74,077 in 2003. These warrants have an exercise price of $0.20 per share, and expire in September 2008.

The Company issued 1,250,000 warrants to a board member and a non-employee in September 2003, in lieu of compensation for fundraising. Compensation expense related to the issuance of these warrants was $119,053 in 2003. These warrants have an exercise price of $0.15 per share, and expire in September 2008.

The Company issued 200,000 warrants to consultants in January 2004, in lieu of compensation, for investor relations and business consulting services and included the value of such warrants, $42,705, in general and administrative expenses for the year ended December 31, 2004. These warrants have an exercise price of $0.20 per share, and expire in September 2008.

The Company issued 400,000 warrants to consultants in February 2004, in lieu of compensation, for financial advisory and business consulting services and included the value of such warrants, $109,426, in general and administrative expenses for the year ended December 31, 2004. These warrants have an exercise price of $0.30 per share, and expire in February 2009.

The Company issued 43,564,795 warrants to investors in the February 2004 offering and to bridge loan investors upon conversion of their bridge loans upon closing the February 2004 offering. These warrants have an exercise price of $0.30 per share, and expire in February 2009.

The Company issued 3,200,000 warrants to the placement agents for the February 2004 offering. These warrants have an exercise price of $0.30 per share, and expire in February 2009. These warrants were not eligible to be exercised for a one-year period from the date of grant.

The Company issued 500,000 warrants to consultants in November 2004, in lieu of compensation, for investor relations and business consulting services and included the value of such warrants, $44,160, in general and administrative expenses for the year ended December 31, 2004. These warrants have an exercise price of $0.30 per share, and expire in November 2009.

The Company issued 400,000 warrants to consultants in November 2004, in lieu of compensation, for financial advisory and business consulting services and included the value of such warrants, $37,910, in general and administrative expenses for the year ended December 31, 2004. These warrants have an exercise price of $0.25 per share, and expire in November 2009.

In 2005, 3,755,772 warrants were exercised and 27,584 warrants were forfeited by warrant holders. Net proceeds of $677,134 were received by the Company (at an average exercise price of $0.18 per warrant).

As of December 31, 2005, the Company has reserved 52,947,998 shares of Common Stock for the exercise and conversion of the warrants described above.

Note 4 - Stockholders' Equity

The stockholders' equity information presented in these financial statements reflects the retroactive recognition of the effects of the Merger (see Note 1), and of the two recapitalizations of the Company's capital structure, the "1996 Recapitalization", which became effective in March, 1996 and the "2001 Recapitalization", which became effective in November, 2001. The 1996 Recapitalization consisted of (i) the conversion of each share of outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock of the Company into one share of Common Stock, (ii) a 1.0-for-10.6 reverse split of the outstanding shares of Common Stock, and (iii) a reduction in the number of authorized shares of Common Stock and Preferred Stock from 50,000,000 to 20,000,000 and 35,000,000 to 15,000,000, respectively. The 2001 Recapitalization consisted of (i) the conversion of each share of outstanding Series C Convertible Preferred Stock of the Company into two shares of Common Stock, (ii) the conversion of each share of outstanding Series D Convertible Preferred Stock of the Company into three and one-third shares of Common Stock, (iii) the conversion of convertible debt plus accrued interest into five shares of Common Stock for each $1.50 of convertible debt, and (iv) an increase in the number of authorized shares of Common Stock from 20,000,000 to 50,000,000 (See Note 10).

Pursuant to the terms of the General Corporation Law of the State of Delaware, the Company's Restated Certificate of Incorporation and the Certificates of Designation of the Series C and Series D Convertible Preferred Stock, the increase in authorized shares in the 2001 Recapitalization was approved by the consent of a majority of the aggregate voting power of the holders of the outstanding Common Stock and the Series C and Series D Convertible Preferred Stock. The conversion of the Series C and Series D Convertible Preferred Stock was approved by a majority of the respective holders of such shares voting separately as a class. The conversion of the convertible debt was approved by the individual debt holder.

In conjunction with the Merger, each outstanding share of MGC Common Stock was exchanged for .658394 shares of APNS Common Stock and each outstanding MGC warrant and stock option was exchanged for .658394 APNS warrant and stock option.

In December 2002, the Board of Directors approved an increase in the number of authorized shares from 50,000,000 to 205,000,000; consisting of 200,000,000 Common Shares and 5,000,000 Preferred Shares. Shareholder approval for this increase was obtained in 2003. See note 10 for an explanation of the Company’s authorized shares.

In the Consolidated Statements of Stockholders’ Equity / (Deficit), the Company has elected to present each issuance of Preferred Stock, which was subsequently converted to Common Stock, as Common Stock as of the date of each issuance of Preferred Stock.

Original Issuances of Preferred Stock

In July 1993, the Company issued 2,671,478 shares of Series A Convertible Preferred Stock (“Series A”). These shares were subsequently converted to 165,936 shares of Common Stock.

In September through December 1993, the Company issued 12,269,000 shares of Series B Convertible Preferred Stock (“Series B”). These shares were subsequently converted to 762,066 shares of Common Stock.

In March through May 1994, the Company issued 8,581,400 shares of Series B. These shares were subsequently converted to 533,020 shares of Common Stock.

In December 1995, the Company issued 375,000 shares of Series C Convertible Preferred Stock (“Series C”). These shares were subsequently converted to 493,801 shares of Common Stock.

In December 1995, the Company issued 523,371 shares of Series C. These shares were subsequently converted to 689,179 shares of Common Stock.

In March through July 1996, the Company issued 3,764,550 shares of Series C. These shares were subsequently converted to 4,957,145 shares of Common Stock.

In January through May 2000, the Company issued 668,202 shares of Series D Convertible Preferred Stock (“Series D”). These shares were subsequently converted to 1,466,495 shares of Common Stock.

Current Issuances of Common Stock

In November 2001, as part of the 2001 Recapitalization, $2,038,881 of convertible debt, including accrued interest, was converted to 4,474,649 shares of Common Stock.

In January through June 2002, the Company issued 3,846,692 shares of common stock through a private placement, and upon conversion of bridge loans, plus accrued interest.

In June 2002, the Company issued 3,355,279 shares of Common Stock to Company officers, consultants and vendors in exchange for a reduction of $750,000 of amounts due.

In June 2002, the Company issued 156,859 shares of Common Stock to certain warrant holders in exchange for the conversion of 650,139 warrants.

In September 2002, the Company repurchased 23,294 shares of Common Stock.

In September 2002, certain shareholders of a predecessor of the Company were issued, in exchange for past services, 1,562,258 seven-year warrants exercisable at $0.0001 to purchase shares of Common Stock.

In September 2002, an entity controlled by the two largest shareholders of the Company prior to the merger were issued, in lieu of compensation, 800,000 five year warrants exercisable at $0.20 to purchase shares of Common Stock. Expense of $159,934 was included in general and administrative expense for the issuance of these warrants.

In September 2003, a director of the Company and an advisor were issued, in lieu of compensation for fund raising activities, 1,250,000 five-year warrants exercisable at $0.15 to purchase shares of Common Stock. Expense of $119,053 was included in general and administrative expenses for the issuance of these warrants.

In September 2003, two entities were issued, in lieu of compensation, 850,000 five-year warrants exercisable at $0.20 to purchase shares of Common Stock. Expense of $74,077 was included in general and administrative expenses for the issuance of these warrants.

In February 2004, The Company completed an $8,000,000 private placement (net proceeds of $7,354,054) in February 2004. The private placement included accredited institutional investors and accredited individuals. In conjunction with this financing, the Company issued an aggregate of 32 million units priced at $0.25 per unit to investors. Each unit consisted of one share of common stock of the Company and a five-year warrant exercisable to purchase one share of common stock of the Company at an exercise price of $0.30. The warrants issued to investors were immediately exercisable.

Pursuant to the terms of the Registration Rights Agreement entered into in connection with the transaction, within seven calendar days following the date that the Company filed its Annual Report on Form 10-KSB, the Company was required to file, and did file, with the Securities and Exchange Commission (the "SEC") a registration statement under the Securities Act of 1933, as amended, covering the resale of all of the common stock purchased and the common stock underlying the warrants, including the common stock underlying the placement agents' warrants.

The Registration Rights Agreement further provided that if a registration statement was not filed, or did not become effective, within 150 days from the closing date of the private placement, then in addition to any other rights the holders may have, the Company would be required to pay each holder an amount in cash, as liquidated damages, equal to 1.5% per month of the aggregate purchase price paid by such holder in the private placement for the common stock and warrants then held, prorated daily. The registration statement was filed within the allowed time, however it was declared effective July 28, 2004 under SEC File Number 333-113821, resulting in the Company incurring certain liquidated damages in accordance with the terms of the private placement. Liquidating damages of $84,000 were paid to the unit holders in the private placement in the third quarter 2004.

In accordance with Emerging Issues Task Force (EITF) Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company's Own Stock," the terms of the warrants and the transaction documents, the fair value of the warrants was accounted for as a liability, with an offsetting reduction to additional paid-in capital at the closing date (February 6, 2004). The warrant liability, net of the liquidated damages, was reclassified to equity on July 28, 2004, when the registration statement became effective.

The fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.20%; the contractual life of 5 years and volatility of 75%. The fair value of the warrants was estimated to be $8,754,068 on the closing date of the transaction. The difference between the fair value of the warrants of $8,754,068 and the gross proceeds from the offering was classified as a non-operating expense in the Company’s statement of operations, and included in “Gain on derivative instrument, net”. The fair value of the warrants was then re-measured at March 31, 2004, June 30, 2004 and July 28, 2004 (the date the registration statement became effective) and estimated to be $3,105,837 at July 28, 2004, with the decrease in fair value since February 6, 2004, due to the decrease in the market value of the Company's common stock. The decrease in fair value of the warrants of $5,648,231 from the transaction date to July 28, 2004 was recorded as non-operating income in the Company's statement of operations, and included in “Gain on derivative instrument, net”. The fair value of the warrants at July 28, 2004, was reclassified to additional paid in capital as of July 28, 2004.

The Company used $315,783 of the proceeds from the private placement to reimburse officers of the Company for expenses, including compensation, incurred but unpaid, as of January 31, 2004.

The Company paid the placement agent and its sub-agents $560,000 in cash as fees for services performed in conjunction with the private placement. The Company also incurred $85,946 in other legal and accounting fees. The Company also issued a five-year warrant to purchase 3.2 million shares of common stock of the Company at an exercise price of $0.30 per share to the placement agent and its sub-agents in the private placement. The warrants issued to the placement agent are exercisable commencing on February 6, 2005. The fair value of the warrants was computed as $875,407 based on the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.20%; the contractual life of 5 years and volatility of 75%. The Company allocated $1,521,353 between issuance costs offsetting the liability for common stock warrants and equity based on a relative fair value allocation of the stock issued and warrants issued to the unit holders. As a result, the Company initially recorded $621,171 of issuance costs as an offset to the liability for common stock warrants related to these fund raising activities in the Company’s consolidated balance sheet. The Company further recorded $62,582 of amortization expenses from these issue costs as “Costs of fund raising activities” in the statement of operations for the year ended December 31, 2004.

The adjustments required by EITF Issue No. 00-19 were triggered by the terms of the Company's agreements for the private placement it completed in February 2004, specifically related to the potential penalties if the Company did not timely register the common stock underlying the warrants issued in the transaction. The adjustments for EITF Issue No. 00-19 had no impact on the Company's working capital, liquidity, or business operations.

All of the warrants issued in the transaction provide a call right in favor of the Company to the extent that the price per share of the Company's common stock exceeds $1.00 per share for 20 consecutive trading days, subject to certain circumstances.

Concurrent with the closing of the private placement, bridge investors, who had made loans to the Company over the past 18 months, agreed to convert the $2,610,179 of loans and unpaid interest into units on substantially the same terms as the investors in the private placement. The conversion terms accepted by the bridge investors were substantially different than the initial conversion terms of the bridge loans. As a result, the Company accounted for the change in conversion terms as a substantial modification of terms in accordance with EITF Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. As a result, the Company recorded a $4,707,939 loss on debt extinguishment in the three month period ended March 31, 2004 for the difference between the carrying value of the bridge loans on the date the conversion terms were modified ($2,610,179) and the fair value of the equity issued under the new conversion terms ($7,318,118). Upon conversion, the Company issued the bridge investors 10,440,714 shares of common stock and 11,484,788 warrants to purchase shares of common stock on the same terms as the unit holders. The fair value of the common stock was computed as $4,176,286 based on the closing price of the Company’s stock on February 6, 2004. The fair value of the warrants was determined to be $3,141,832 using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.20%; the contractual life of 5 years and volatility of 75%. Upon conversion, the $7,318,118 adjusted value of the bridge loans was reclassified as $26,102 of common stock and $7,292,016 of additional paid-in-capital.

In February 2004, the Company issued 400,000 shares of common stock and 400,000 warrants to consultants, in lieu of compensation, for financial advisory and business consulting services valued at $269,426. Consulting expense related to the issuance of the shares of common stock was $160,000 in 2004 based on the closing price of the Company’s stock on the date of issuance. Expense related to the issuance of the warrants of $109,426 was included in general and administrative expenses. These warrants have an exercise price of $0.30 per share, and expire in February 2009.

In February 2004, the Company issued 100,000 shares of common stock to a consultant, in lieu of compensation, for financial advisory and business consulting services. Expense of $40,000 was included in general and administrative expenses.

In November 2004, the Company issued 100,000 shares of common stock to a consultant, in lieu of compensation, for scientific consulting services. Expense of $25,000 was included in research and development expenses.

During 2005, the Company issued 3,755,772 shares of common stock to warrant holders upon exercise of warrants.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, either voluntary or involuntary, the holders of Preferred Stock are entitled to receive a liquidation preference, adjusted for combinations, consolidations, stock splits or certain issuances of Common Stock. After payment has been made to the holders of Preferred Stock of the full amounts to which they shall be entitled, the holders of the Common Stock shall be entitled to receive ratably, on a per share basis, the remaining assets. As of December 31, 2005, no Preferred Stock is outstanding. The Company has reserved 49,164,642 shares of Common Stock for the exercise and conversion of the warrants described above. Warrants were issued in connection with the initial public offering of APNS’s predecessor in May 1998. These warrants expired, unexercised in May 2003.

Note 5 - Stock Option Plan

As of December 31, 2002, the Board of Directors approved the Hemoxymed, Inc. (now called Applied NeuroSolutions, Inc.) Stock Option Plan. This plan is identical to the MGC pre-merger plan (discussed below), with an increase in the number of options in the plan to 12,000,000. Shareholder approval was obtained in 2003.

In conjunction with the Merger in September 2002, each outstanding MGC stock option was exchanged for .658394 APNS stock options.

In April, 2001, management issued non-qualifying stock options to two former employees to replace the incentive stock options previously granted. All terms of these options remained the same. Compensation expense of $64,033 was recorded to reflect the fair value of these options.

In April, 2001, the Board of Directors granted 13,168 options to a non-employee exercisable at $1.50 per share which vest monthly over a twenty-four month period. Compensation expense of $24,170 was recorded to reflect the fair value of these options.

In July, 2001, the Board of Directors granted 6,584 options to an employee exercisable at $1.50 per share which vest one-fourth per year beginning July, 2002. These options were forfeited during 2002.

In November, 2001, the Board of Directors granted 2,050,904 options exercisable at $0.30 per share which vest one-fourth immediately and one-fourth per year beginning November 2002. Non-employees were granted 144,847 of these options, which were vested immediately. Compensation expense of $53,174 was recorded to reflect the fair value of options issued to non-employees.

In June, 2002, the Board of Directors granted 434,172 options exercisable at $0.15 per share which vest one-fourth immediately and one-fourth per year beginning in June, 2003. Non-employees were granted 33,430 of these options. Compensation expense of $6,136 was recorded to reflect the fair value of options issued to non-employees.

In June, 2002, the Board of Directors approved adjusting the exercise price of 4,399,052 options to $0.15 per share. This changed the accounting treatment for these stock options to variable accounting until they are exercised. For the year ended December 31, 2003, the Company recorded compensation expense under variable accounting equal to $604,100 related to these modified options. For the year ended December 31, 2002 no compensation expense had been recorded related to these modified options as the Company’s stock price was below $0.15 as of December 31, 2002.

In September, 2003, the Board of Directors granted 5,337,000 options exercisable at $0.15 per share which vest one-fourth immediately and one-fourth per year beginning in September, 2004. Non-employees were granted 752,000 of these options. Compensation expense of $80,975 was recorded to reflect the fair value of options issued to non-employees.

In November 2004, the Board of Directors granted 120,000 options exercisable at $0.17 per share which vest one-fourth immediately and one-fourth per year beginning in November 2005.

In April 2005, the Board of Directors granted 4,045,136 options exercisable at $0.285 per share which vest one-fourth immediately and one-fourth per year beginning in April 2006. Non-employees were granted 200,000 of these options. Compensation expense of $31,870 was recorded to reflect the fair value of options issued to non-employees.

In September 2005, the Board of Directors granted 150,000 options exercisable at $0.36 per share which vest 100,000 immediately and 25,000 in September 2006 and 25,000 in September 2007.

In November 2005, the Board of Directors granted 150,000 options exercisable at $0.38 per share which vest 100,000 immediately and 25,000 in November 2006 and 25,000 in November 2007.

As of December 31, 2005, 14,384,772 options were outstanding (9,856,670 were fully vested and exercisable) at prices ranging from $0.15 to $5.30 per share. The 4,345,136 stock options granted to employees, directors and consultants in 2005 increased the total outstanding stock options to 14,384,772. This is in excess of the 12,000,000 options allowed under the current stock option plan. In September 2005, the Board of Directors approved an increase in the options to be issued under the plan to 20,000,000. The Company will be seeking shareholder approval for an increase in the maximum allowable options under the plan.

A summary of the status of the Company’s stock option plan as of and for the years ended December 31, 2005 and 2004, is presented below for all stock options issued to employees, directors and non-employees:

	2005		2004
	Options	Weighted- Average-Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at beginning of year	10,039,636	$0.19	9,919,636	$0.19
Granted	4,345,136.29		120,000.17
Reduction in exercise price	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at end of year	14,384,772	$0.22	10,039,636	$0.19
Options exercisable at end of year	9,856,670		7,173,373

December 31, 2005
Exercise Price	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life	Number Exercisable at December 31, 2005

$0.15	9,790,370	6.3 years	8,456,120
0.17	120,000	8.8 years	60,000
0.285	4,045,136	9.3 years	1,011,284
0.36	150,000	9.8 years	100,000
0.38	150,000	9.9 years	100,000
1.00	39,741	0.1 years	39,741
1.50	14,814	5.1 years	14,814
2.00	25,019	1.9 years	25,019
5.30	49,692	0.1 years	49,692
	14,384,772		9,856,670

Note 6 - Employee Savings Plan

The Company sponsors a defined contribution benefit plan (the “Savings Plan”) which qualifies under Section 401(k) of the Internal Revenue Code. The Savings Plan covers all eligible employees who are eighteen years of age and have completed six months of service with the Company. Employee contributions to the Savings Plan are based on percentages of employee compensation plus a discretionary matching contribution by the Company. Vesting in the Company’s contributions is based on length of service over a five-year period. The Company amended the Savings Plan, effective January 1, 2001, to increase the Company match from 50% to 100% of the first 5% of an employee’s deferral, subject to certain limitations. Contributions by the Company for the years ended December 31, 2005 and 2004 were $48,410 and $58,339, respectively.

Note 7 - Income Taxes

No Federal or state income taxes have been provided for in the accompanying consolidated financial statements because of net operating losses incurred to date and the establishment of a valuation allowance equal to the amount of the Company's deferred tax assets. At December 31, 2005, the Company has net operating loss and research and development credit carryforwards for Federal income tax purposes of approximately $35,500,000 and $825,000, respectively. These carryforwards expire between 2007 and 2025. Changes in the Company's ownership may cause annual limitations on the amount of loss and credit carryforwards that can be utilized to offset income in the future.

The net deferred tax assets as of December 31, 2005 and 2004 are summarized as follows:

	December 31,, 2004	December 31, 2003

Deferred tax assets:

Depreciation	$210,000	$230,000
Net operating loss carryforwards	14,200,000	13,300,000
Tax credit carryforwards	890,000	825,000
	15,300,000	14,355,000
Valuation allowance	(15,300,000)	(14,355,000)
Net deferred income taxes	$-	$-

The net change in the valuation allowance during 2005 and 2004 was an increase of $945,000 and $1,185,000, respectively.

Note 8 - Commitments and Contingencies

Operating Lease
The Company operates out of a laboratory and office facility in Vernon Hills, Illinois. The original lease term was for sixty-three months through May 14, 2002 and included a renewal option for two additional five year periods. In May, 2002, the lease was extended for a five year period.

Future minimum lease payments as of December 31, 2005 under the terms of the operating lease for the facility in Vernon Hills, Illinois are as follows:

Year ending December 31,	Amount

2006	$102,000
2007	34,000

Rental expense, including allocated operating costs and taxes, was $123,308 and $119,716, for the years ended December 31, 2005 and 2004, respectively.

Capital Lease
The Company purchased a telephone system under the terms of a capital lease in March 2003. The lease calls for thirty six monthly payments of $414 through March 2006.

Collaboration, Consulting and Licensing Agreements
Under the terms of various license and collaborative research agreements with Albert Einstein College of Medicine (“AECOM”) the Company is obligated to make semi annual maintenance payments and quarterly funding payments. In addition, the agreements call for royalty and revenue sharing agreements upon the sale and/or license of products or technology. In March, 2002, the Company renegotiated various terms of the AECOM agreements. In addition, the new agreement reduced and restructured future maintenance and funding payments.

Total expense for these outside research, collaboration and license agreements, included in research and development expenses, was $375,074 and $294,400 for the years ended December 31, 2005 and 2004, respectively.

The Company has consulting agreements with its founding scientist at AECOM, which have been renewed through November 2008, but in some instances, may be terminated at an earlier date by the Company and the consultant. The Company also has a consulting agreement with a European researcher with financial commitments through March 2003. Expense for the consulting agreements, included in research and development expenses, was $108,000 and $100,000 for the years ended December 31, 20005 and 2004, respectively.

Future minimum payments, as of December 31, 2005, under the above agreements are as follows:

Year ending December 31,	Collaborations	Consulting

2006	425,000	108,000
2007	475,000	108,000
2008	500,000	99,000
Total	$1,400,000	$315,000

The Company is obligated to pay AECOM $500,000 each year after 2008 that the Agreements are still in effect. In addition, the Company is obligated to pay AECOM a percentage of all revenues received from selling and/or licensing any aspects of the AD technology that exceeds the minimum obligations reflected in the annual license maintenance payments. The Company can terminate the Agreement at any time with sixty days written notice, but would be required to reimburse AECOM for any salary obligations undertaken by AECOM for the research projects covered by the Agreements for up to one year from the termination date.

Employment Agreements

John F. DeBernardis, Ph.D., the President and Chief Executive Officer, is employed pursuant to an agreement through October 31, 2007 that provides for a minimum base salary of $282,000 per year.

Daniel J. Kerkman, Ph.D., the Vice President of R & D, is employed pursuant to an agreement through October 31, 2007 that provides for a minimum base salary of $189,000 per year.

David Ellison, the Chief Financial Officer and Corporate Secretary, is employed pursuant to an agreement through October 31, 2007 that provides for a minimum base salary of $174,000 per year.

These agreements provide for severance pay, if the officer is terminated without cause, of the greater of i)one-year compensation, or ii)compensation for the remaining term of the agreement.

Contingencies
The Company does not maintain any product liability insurance for products in development. The Company believes that even if product liability insurance were obtained, there is no assurance that such insurance would be sufficient to cover any claims. The Company is unaware of any product liability claims.

The ability to develop our technologies and to commercialize products will depend on avoiding patents of others. While we are aware of patents issued to competitors, as of December 31, 2005, we are not aware of any claim of patent infringement against us.

In March 2004 the Company was notified by email from Innogenetics, a Belgian biopharmaceutical company involved in specialty diagnostics and therapeutic vaccines, that it believes the CSF diagnostic test the Company has been developing uses a monoclonal antibody that is encompassed by the claims of two U.S. patents it owns. In that email, Innogenetics also referred to another U.S. patent which was recently granted to Innogenetics and which is directed to a method for the differential diagnosis of Alzheimer’s disease from other neurological diseases. Innogenetics believes this latter patent also claims the CSF diagnostic test the Company is developing. Innogenetics also informed the Company that it could be amenable to entering into a licensing arrangement or other business deal with APNS regarding its patents.

The Company has reviewed the two monoclonal antibody patents with our patent counsel on several occasions prior to receipt of the email from Innogenetics and subsequent to receipt of the email. Based on these reviews, the Company believes that its CSF diagnostic test does not infringe the claims of these two Innogenetics patents. Similarly, the Company does not believe its activities have infringed or will infringe the rights of Innogenetics under this third patent, and the Company would seek either to negotiate a suitable arrangement with them or vigorously contest any claim of infringement. If the Company is unable to reach a mutually agreeable arrangement with Innogenetics, it may be forced to litigate the issue. Expenses involved with litigation may be significant, regardless of the outcome of any litigation. An adverse decision could prevent the Company from possible marketing a future diagnostic product and could have a material adverse impact on the Company’s business. The Company has recently had a very preliminary discussion with Innogenetics concerning some form of a potential business relationship.

Note 9 - Segments

The Company operates in one business segment, biopharmaceutical product research and development, primarily in the fields of Alzheimer’s disease and tissue oxygenation. Prior to the Merger, the Company operated in one geographic segment, the Midwest region of the United States. Subsequent to the Merger, the Company also operated in France through the first quarter of 2004. A summary of operations for 2005 and 2004 by geographic segment is set forth below.

Operating loss:	2005	2004
United States	($2,620,641)	($2,607,409)
France	--	(193,117)

Identifiable assets:
United States	$1,937,871	$3,986,254
France	-	-
	$1,937,871	$3,986,254

Note 10 - Authorized Shares

The Company recently discovered that three prior amendments to its certificate of incorporation were approved by written consent of the stockholders. The first amendment, approved in October 2001 and filed in November 2001, increased the Company's authorized common stock from 22.4 million shares to 50 million shares, and the second amendment, approved in June 2003 and filed in September 2003, increased the authorized common stock to 200 million shares. The third amendment to the Company's certificate of incorporation was approved and filed in October 2003 to change the name of the Company to “Applied NeuroSolutions, Inc.” For each of these amendments, the Company filed an information statement and duly mailed it to stockholders 20 days prior to effective date of the stockholders' written consents becoming effective, all in accordance with the Exchange Act and its applicable rules.

In January 2006, in preparation of the proxy statement for the Company's annual meeting, the Company discovered that the certificate of incorporation of its predecessor entity, Ophidian Pharmaceuticals, Inc., limited stockholders from taking action by written consent. That provision is still in effect for the Company. Consequently, the 2001 and 2003 amendments to the certificate of incorporation, while approved by the Board of Directors and approved by a majority of the then-outstanding shares of common stock in the manner described above, were technically not adopted properly under Delaware law, which in turn calls into question the status of any shares issued after such amendments. Such shares may be deemed issued in excess of the Company's 22,400,000 authorized and outstanding shares of common stock. Because the holders of the Series A preferred stock have informed the Company of their agreement with each other to vote the Series A preferred shares in favor of the Merger Agreement, the Company, based on the advice of the Company's corporate counsel and Delaware law counsel, will continue to treat the over-issued shares of common stock in the same manner as the remaining outstanding shares of the Company's common stock. Consequently, based on the foregoing, the Company has 94,591,625 shares of the common stock outstanding as of March 31, 2006.

To remedy this technical error, the Company was advised by the Company's corporate counsel and Delaware law counsel, that the best, most practical, least time-consuming and least expensive approach would be to correct the certificate of incorporation by means of a subsidiary-parent merger approved by the stockholders, with a new “corrected” certificate of incorporation resulting from such merger.

Two other approaches presented to the Company involved the approval of amendments to the Company's certificate of incorporation to cure the prior amendments that were adopted by stockholder consent. Under the amendment approaches, the Company would have had to secure the vote of a majority of the original 22,400,000 shares of common stock that had been issued under the Company's certificate of incorporation in effect prior to the both 2001 and 2003 amendments. These approaches would not have required the Company to create and issue the Series A preferred stock but, as described below, were neither feasible nor cost effective.

To obtain the approval of a majority of the original 22,400,000 shares of common stock, the Company would need to have located the current holders of a majority of those original shares (i.e., at least 11,200,001 shares). The Company identified the holders of the original 22,400,000 shares as of October 2001, but many of those holders have since traded their shares in the public market. Consequently, the Company was unable to locate the current holders of the requisite majority of shares.

The alternative approach would be to seek and obtain the approval of a significantly high number of votes from the common stockholders to assure that a majority of the original 22,400,000 shares of common stock has approved the amendment to the certificate of incorporation. In this approach, the Company would need to secure the vote of approximately 83.39 million shares of common stock, or 88.2% of the outstanding shares of common stock. The Company's Board of Directors concluded that the approval of an amendment in this manner was neither cost effective nor time efficient, and ultimately would not be in the best interests of the stockholders. The Board's decision was based on a variety of factors, including the cost and time that would be incurred to solicit the large number of beneficial stockholders of the Company's common stock, the expense of engaging a proxy solicitation firm, the historically low proxy voting rates by non-institutional stockholders and the Company's need to clear up its capitalization rapidly in order to commence with an urgently-needed capital raising process. Based on the foregoing, the Board of Directors elected to correct the technical errors by means of the subsidiary-parent merger.

To assure that this correction would be made, thereby preserving the status quo for the Company's existing common stockholders, the Company created a new class of “super voting” Series A preferred stock, which is permitted by the “blank check” provisions of the current certificate of incorporation that was approved by the stockholders of the Company's predecessor at an annual meeting held in 1999. To strictly limit the use of this Series A preferred stock, the shares were issued solely to the members of the Company's Audit Committee, in trust for the benefit of the Company's common stockholders. The members of the Audit Committee agreed to vote the shares in favor of the curative merger transaction. This approach would ensure that the Company's certificate of incorporation, after correction, would be exactly as stockholders previously approved it on prior occasions, albeit inadvertently by means of a technically invalid method of written consent. The Company's authorized common stock under Article IV of the amended and restated certificate of incorporation will be 200 million shares. If proposal three is approved by a majority vote of the common stockholders, the authorized common stock under Article IV of the amended and restated certificate of incorporation will be 400 million shares. Following the merger transaction and the correction of the certificate of incorporation to affirm the previous actions of the Company's stockholders, the Company will redeem and cancel the shares of the Series A preferred stock at nominal cost of $100.

The Board of Directors unanimously approved the Merger Agreement and the approach outlined above. The Company’s annual meeting was held on June 20, 2006 and the technical correction of the Company’s authorized shares, as described above, was approved and the Company immediately filed a certificate of merger to effect the technical correction.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Applied NeuroSolutions’s Certificate of Incorporation, as amended, contains provisions to indemnify the Directors, officers, employees or other agents to the fullest extent permitted by the General Corporation Law of Delaware. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from directors. Applied NeuroSolutions believes that these provisions will assist Applied NeuroSolutions in attracting or retaining qualified individuals to serve as Directors.

Item 25. Other Expenses of Issuance and Distribution.

Expenses estimated to be incurred by APNS for the issuance and distribution of this prospectus are as follows:

SEC registration fee	$3,828.05
Printing and reproduction costs	5,000.00
Legal and accounting fees and expenses	30,000.00
Total	$38,828.05

Item 26. Recent Sales of Unregistered Securities.

The securities of APNS that were issued or sold by APNS since March 15, 2001 and were not registered with the SEC are described below. All these issuances were made in reliance upon the exemption set forth in section 4 (2) of the Securities Act of 1933.

In April 2001, the Board of Directors granted 13,168 options to a consultant of the Company exercisable at $1.50 per share which vest monthly over a twenty-four month period.

In April 2001, management issued non-qualifying stock options to two former employees to replace the incentive stock options previously granted. All terms of these options remained the same.

In November 2001, the Board of Directors granted 2,050,898 options exercisable at $0.30 per share which vest one-fourth immediately and one-fourth per year beginning November, 2002. A consultant of the Company was granted 144,847 of these options, which were vested immediately.

In November 2001, we issued to accredited investors 4,474,649 shares of common stock upon conversion by such accredited investors of $2,038,810 of convertible bridge loans and accrued interest at a post-merger adjusted rate of $0.456 per share.

In November 2001, we issued 580,726 shares of common stock for $212,500 to accredited investors in a private placement.

In June 2002, we issued to accredited investors 7,201,971 shares of common stock upon conversion by such accredited investors of $1,810,883 of convertible bridge loans and accrued interest at a post-merger adjusted rate of $0.251 per share.

In June 2002, the Company issued 156,859 shares of common stock to certain pre-merger Molecular Geriatrics Corporation warrant holders in exchange for conversion of 650,139 warrants.

In June 2002, the Board of Directors granted to employees 434,168 options exercisable at $0.15 per share which vest one-fourth immediately and one-fourth per year beginning in June, 2003. A consultant of the Company was granted 33,430 of these stock options.

In June 2002, the Board of Directors approved adjusting the exercise price of 4,399,052 stock options held by employees and consultants to $0.15 per share. This changed the accounting treatment for these stock options to variable accounting until they are exercised. For the year ended December 31, 2003, the Company recorded compensation expense under variable accounting equal to $604,100 related to these modified options. For the year ended December 31, 2002 no compensation expense had been recorded related to these modified options as the Company’s stock price was below $0.15 as of December 31, 2002.

Prior to the merger with Molecular Geriatrics, in September 2002, the Company issued to certain of its shareholders, in exchange for past services, 1,737,164 five-year warrants exercisable at $0.0001 to purchase shares of Common Stock.

Prior to the merger with Molecular Geriatrics, in September 2002, the Company issued to Prism Ventures, an entity controlled by the Company’s two largest shareholders, in lieu of compensation, 800,000 five year warrants exercisable at $0.20 to purchase shares of Common Stock. These warrants were issued to Prism Ventures in exchange for general consulting relative to financings and other transactions of the Company or its affiliates, which services were valued at $119,934.

In September 2002, in connection with our merger with Molecular Geriatrics, each share of Molecular Geriatrics stock was exchanged for .658394 shares of our common stock. Each stock option of Molecular Geriatrics was exchanged for .658394 stock options of the Company. Each warrant to purchase common stock of Molecular Geriatrics was exchanged for .658394 warrants to purchase common stock of the Company.

In September 2003, the Board of Directors granted to employees 5,337,000 options exercisable at $0.15 per share which vest one-fourth immediately and one-fourth per year beginning in September, 2004. Our Board of Directors also granted to consultants 752,000 of these options.

In September 2003, we issued to Richard Stone, a director of the Company, and to David Stone, a consultant and the brother of Richard Stone, 750,000 and 500,000 five-year warrants, respectively, exercisable at $0.15 to purchase shares of Common Stock. These warrants were issued to Mr. Richard Stone and to Mr. David Stone in lieu of compensation for financial advisory activities, which services were valued at $71,432 and $47,621, respectively.

In September 2003, we issued to Equity Communications LLC 800,000 five-year warrants and to MCC Securities (“MCC”) 50,000 five-year warrants, all of which are exercisable at $0.20 to purchase shares of common stock. We issued these warrants to Equity Communications in lieu of compensation for investor relation and public relations consulting services, which services were valued at $69,315. We issued these warrants to MCC as compensation for financial advisory services that was in addition to the monthly consulting fees we paid to MCC pursuant to a consulting agreement, and not as underwriting compensation nor for services as placement agent, in connection with capital raising activities. The warrants issued to MCC for the financial advisory services provided by MCC to the Company were valued at $4,762.
In February 2004, the Company issued to accredited investors 32,000,000 shares of common stock and warrants to purchase an additional 32,000,000 shares of our common stock exercisable at $0.30 per share for $8,000,000 ($7,354,054 proceeds, net of commissions and legal fees). Upon closing the private placement, accredited investors holding convertible bridge loans, converted those loans including accrued interest, at a conversion ratio of $0.25 per share and 1.1 warrants, into 10,440,714 shares of common stock and 11,484,788 warrants to purchase shares of common stock at an exercise price of $0.30 per share. The placement agent, and selected dealers, received commissions of $560,000 in cash and warrants to purchase 3,200,000 shares of common stock at $0.30 per share.

The Company issued 200,000 warrants to Equity Communications LLC in January 2004, in lieu of compensation, for investor relations and business consulting services valued at $42,705. These warrants have an exercise price of $0.20 per share, and expire in January 2009. The Company's issuance of the warrants to Equity Communications was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

The Company issued 400,000 shares of common stock and 400,000 warrants to Sunrise Securities in February 2004, in lieu of compensation, for financial advisory and business consulting services valued at $269,426. These warrants have an exercise price of $0.30 per share, and expire in February 2009. The Company's issuance of the shares of common stock and the warrants to these consultants was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

The Company issued 100,000 shares of common stock to Virtual Concepts in February 2004, in lieu of compensation, for financial advisory and business consulting services valued at $40,000. The Company's issuance of the shares of common stock to these consultants was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

In November 2004, we issued 100,000 shares of common stock to Dr. Peter Davies, our founding scientist, in lieu of compensation, for scientific consulting services valued at $25,000. The Company's issuance of the shares of common stock to Dr. Davies was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

In November 2004, we issued 500,000 warrants to Equity Communications, LLC, in lieu of compensation, for investor relations and business consulting services valued at $44,160. These warrants have an exercise price of $0.30 per share, and expire in November 2009. . Our issuance of these warrants to Equity Communications, LLC was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

In November 2004, we issued 200,000 warrants to David Stone and 200,000 warrants to Edward Benjamin, in lieu of compensation, for investor relations and business consulting services valued at $37,910. These warrants have an exercise price of $0.25 per share, and expire in November 2009. Our issuance of these warrants to David Stone and Edward Benjamin was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

In April 2005, our Board of Directors granted to officers and directors an aggregate of 3,302,565 ten-year stock options exercisable at $0.285 per share which vest one-fourth immediately and one-fourth per year beginning in April 2006.

On July 10, 2006, in connection with the sale of 12% senior unsecured notes due January 10, 2006 in the aggregate principal amount of $500,000 under a Note and Warrant Purchase Agreement we entered into with private investors, we issued five year warrants exercisable to purchase an aggregate of 922,500 shares of the Registrant’s common stock at an exercise price of $.0025 per share. These warrants are immediately exercisable.

Item 27. Exhibits.

Exhibits required by Item 601 of Regulation S-B. The following exhibits are filed as a part of, or incorporated by reference into, this Report:

Number	Description
3.1

Certificate of Incorporation filed as Exhibit C to the Company’s Proxy Statement filed on Schedule 14A, SEC File Number 001-13835, on February 23, 1999 (the "February 1999 Proxy Statement"), and hereby incorporated by reference.

3.1.1

Certificate of Amendment of Certificate of Incorporation filed as Exhibit A to the Company's Proxy Statement filed on Schedule 14A, SEC File Number 001-13835, on June 29, 1999, and hereby incorporated by reference.

3.1.2

Certificate of Amendment of Certificate of Incorporation filed as Exhibit 3.1.2 to the Company’s Registration Statement on Form SB-2, SEC File Number 333-84412, filed on March 15, 2002 (the “March 2002 Registration Statement”) and hereby incorporated by reference.

3.1.3	Certificate of Amendment of Certificate of Incorporation dated September 22, 2003. **
3.1.4	Certificate of Amendment of Certificate of Incorporation dated October 30, 2003. **
3.1.5

Certificate of Designation of Applied NeuroSolutions, Inc., filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated April 25, 2006, filed on May 1, 2006 and incorporated by reference herein.*

3.2	Company Bylaws, filed as Exhibit D to the February 1999 Proxy Statement and hereby incorporated by reference.
4.1

Specimen Common Stock Certificate filed as Exhibit 4.1 to the Company's Registration Statement on Amendment No. 3 to Form S-1, Registration Number 333-33219, (the "1998 Registration Statement") filed on January 27, 1998, and hereby incorporated by reference.

4.1.1

Specimen Common Stock Certificate, identifying the Company name change from Ophidian Pharmaceuticals, Inc. to Hemoxymed, Inc., filed as Exhibit 4.1.1 to the March 2002 Registration Statement and hereby incorporated by reference.

4.2	Specimen Warrant Certificate, filed as Exhibit 4.2 to Amendment No. 4 to the Registration Statement filed on January 30, 1998, and hereby incorporated by reference.
4.3

Form of Representatives' Warrant Agreement, including Specimen Representatives' Warrant, filed as Exhibit 4.3, to Amendment No. 4 to the 1998 Registration Statement filed on January 30, 1998, and hereby incorporated by reference.

4.4	Form of Warrant Agreement, filed as Exhibit 4.4, to Amendment No. 4 to the 1998 Registration Statement filed on January 30, 1998 and hereby incorporated by reference.
4.5	Specimen Unit Certificate, filed as Exhibit 4.5 to Amendment No. 5 to the 1998 Registration Statement filed on February 5, 2004, and hereby incorporated by reference.
4.6	Applied NeuroSolutions, Inc. 2003 Stock Option Plan, filed as Appendix F to the Company’s definitive proxy statement on Schedule 14A filed on May 15,2006 and incorporated herein by reference.
5.1	Opinion of Ehrenreich Eilenberg & Krause LLP. **
10.1

Agreement and Plan of Merger made as of April 16, 2001, by and among the Company, Ophidian Holdings, Inc., a wholly owned subsidiary of the Company, and Hemoxymed, Inc., filed as Exhibit A to the Company's Information Statement on Schedule 14f-1, SEC File No. 005-55419, filed on August 8, 2001, and hereby incorporated by reference.

10.2

Agreement and Plan of Merger made as of September 10, 2002, by and among the Company, Molecular Geriatrics Acquisition, Inc., a wholly owned subsidiary of the Company, and Molecular Geriatrics Corporation, filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, SEC File No. 001-13835, filed on September 23, 2002, and hereby incorporated by reference.

10.3

License and Collaborative Research Agreement, dated October 1, 1992 between Molecular Geriatrics Corporation and Albert Einstein College of Medicine, including Amendment Agreement dated July 1, 1993, filed as Exhibit 10.3 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2002, SEC File No. 001-13835, filed on March 31, 2003 (the “2002 10-KSB”) and hereby incorporated by reference.

10.4

License and Collaborative Research Agreement, dated February 1, 1994 between Molecular Geriatrics Corporation and Albert Einstein College of Medicine filed as Exhibit 10.4 to the Company’s 2002 10-KSB, and hereby incorporated by reference.

10.5

Amendment Agreement, dated March 24, 2002 between Molecular Geriatrics Corporation and Albert Einstein College of Medicine filed as Exhibit 10.5 to the Company’s 2002 10-KSB, and hereby incorporated by reference.

10.6

Second Amendment Agreement, dated September 21, 2002 between Molecular Geriatrics Corporation and Albert Einstein College of Medicine filed as Exhibit 10.6 to the Company’s 2002 10-KSB, and hereby incorporated by reference.

10.7	Consulting Agreements with Dr. Peter Davies, dated October 13, 1992, October 13, 1992, and January 31, 1994 filed as Exhibit 10.7 to the Company’s 2002 10-KSB, and hereby incorporated by reference.
10.8

Lease Agreement, dated November 22, 1996, along with First Amendment to Lease, dated May 2, 1997, and Lease Extension, dated March 18, 2002 between Molecular Geriatrics Corporation and Arthur J. Rogers & Co filed as Exhibit 10.10 to the Company’s 2002 10-KSB, and hereby incorporated by reference.

10.9	Consulting Agreement with Prism Ventures LLC, dated September 10, 2002, filed as Exhibit 10.11 to the Company’s 2002 10-KSB and hereby incorporated by reference.
10.10

Consulting Agreement with Equity Communications, LLC, dated June 20, 2003 filed as Exhibit 10.12 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003, SEC File No. 001-13835, filed on March 19, 2004 (the “2003 10-KSB”) and hereby incorporated by reference.

10.11

Amendment “A”, dated December 30, 2003, to Consulting Agreement with Equity Communications, LLC, dated June 20, 2003 filed as Exhibit 10.11 to the Company’s 2003 10-KSB and hereby incorporated by reference.

10.12

Purchase Agreement, dated as of January 28, 2004, by and between the Registrant and Special Situations Private Equity Fund L.P., filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, SEC File No. 001-13835, filed on February 13, 2004 (“February 2004 8-K”), and hereby incorporated by reference.

10.13	Form of Unit Purchase Agreement, filed as Exhibit 4.2 to the February 2004 8-K, and hereby incorporated by reference.
10.14	Bridge Loan Holder Consent, filed as Exhibit 4.3 to the February 2004 8-K, and hereby incorporated by reference.
10.15	Form of Registration Rights Agreement, filed as Exhibit 4.4 to the Company's February 2004 8-K, and hereby incorporated by reference.
10.16	Form of Warrant, filed as Exhibit 4.5 to the Company’s February 2004 8-K, and hereby incorporated by reference
10.17	Placement Agent Warrant, filed as Exhibit 4.6 to the Company’s February 2004 8-K, and hereby incorporated by reference.
10.21

Employment Agreement, dated November 1, 2004, between Applied NeuroSolutions, Inc. and John F. DeBernardis filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004 filed on March 25, 2005 (the “2004 10-KSB”), and hereby incorporated by reference.

10.22	Employment Agreement, dated November 1, 2004, between Applied NeuroSolutions, Inc. and Daniel J. Kerkman filed as Exhibit 10.12 to the 2004 10-KSB, and hereby incorporated by reference.
10.23	Employment Agreement, dated November 1, 2004, between Applied NeuroSolutions, Inc. and David Ellison filed as Exhibit 10-13 to the 2004 10-KSB, and hereby incorporated by reference.
10.24	License Agreement, dated December 13, 2004, between the Company and bioMerieux, SA, filed as Exhibit 10.14 to the 2004 Form 10-KSB, and hereby incorporated by reference.#
10.25

Agreement and Plan of Merger, dated as of April 27, 2006, by and between Applied NeuroSolutions, Inc. and APNS Merger Corp. filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated April 25, 2006, filed on May 1, 2006 and incorporated by reference herein.

21	Subsidiaries of the Company. **

23.1	Consent of Virchow Krause & Company, LLP.*
23.3	Consent of Ehrenreich Eilenberg & Krause LLP (included in Exhibit 5.1). **
24.1	Power of Attorney (included in signature page of this Registration Statement).*

* Exhibit filed herewith.
** Previously filed.
# Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

(b) Reports on Form 8-K filed by the Company during the last quarter covered by this Report.

Item 28. Undertakings.

The undersigned registrant hereby undertakes that:

(1) It will file, during any period in which it offers or sell securities, a post-effective amendment to this Registration Statement to:

(i) Include any prospectus required by Section 10(a) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) For the purpose of determining any liability under the Securities Act of 1933, treat each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof; and

(3) It will remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form SB-2 and has authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Vernon Hills, State of Illinois, on September __, 2006.

APPLIED NEUROSOLUTIONS, INC.

By:  /s/   David Ellison
David Ellison,
Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Ellison and John DeBernardis, and each or either of them, his true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and to sign a registration statement pursuant to Section 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bruce N. Barron*	Director	September __, 2006
Bruce N. Barron

/s/ John F. DeBernardis*	President, CEO and Director	September __, 2006
John F. DeBernardis	(Principal Executive Officer)

/s/ David Ellison	Chief Financial Officer	September __, 2006
David Ellison	(Principal Financial and Accounting Officer)

/s/ Jay B. Langner	Director	September __, 2006
Jay B. Langner

/s/ Robert Vaters	Chairman	September __, 2006
Robert Vaters
/s/ Michael Sorell*
Michael Sorell	Director	September __, 2006

* By: /s/ / David Ellison	September __, 2006
Attorney-in-Fact

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in the Registration Statement on Form SB-2 (File No. 333-113821) of Applied NeuroSolutions, Inc. of our report dated March 27, 2006, which appears on page 31 of the annual report on Form 10-KSB for the year ended December 31, 2005 and the period from March 14, 1992 (date of inception) through December 31, 2005.

/s/ VIRCHOW, KRAUSE & COMPANY, LLP

Chicago, Illinois
August 18, 2006